GANNETT

Annual Report

2023













About Us

Gannett Co., Inc. ("Gannett", "we", "us", "our", or the "Company") is a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. We endeavor to deliver essential content, marketing solutions, and experiences for curated audiences, advertisers, consumers, and stakeholders by leveraging our diverse teams and suite of products to enrich the local communities and businesses we serve.



~187 million
monthly unique visitors, on average[1]

OVER 80%
of our daily media brands domestically have been published for more than **100 years**

96
Pulitzer Prizes won since 1918

A reach of **~ 1 in 2 adults** in the U.S. through our USA TODAY NETWORK[3]

~2.0 million
digital-only paid subscriptions in 2023

15+ thousand
average monthly DMS core platform customers in 2023[2]

$1.1 billion
in total digital revenues in 2023
or 39% of total revenues

Our Portfolio

Our current portfolio of trusted media brands includes the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."). Our digital marketing solutions brand, LocaliQ, uses innovation and software to enable small and medium-sized businesses to grow, and USA TODAY NETWORK Ventures, our events division, creates impactful consumer engagements, promotions, and races.

Our Commitment

Through USA TODAY, our network of local properties, and Newsquest, we deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We have strong relationships with hundreds of thousands of local and national businesses in both our U.S. and U.K. markets due to our large local and national sales forces and a robust advertising and digital marketing solutions product suite. Our strategy prioritizes maximizing the monetization of our audience through the growth of increasingly diverse and highly recurring digital businesses. We expect the execution of this strategy to enable us to continue our evolution to a predominantly digital media company. We deliver value to our customers, advertisers, partners and shareholders with essential content, joyful experiences, and relevant digital solutions.

(1) Approximately 187 million average monthly unique visitors in 2023 with approximately 136 million average monthly unique visitors coming from our USA TODAY NETWORK (based on December 2023 Comscore Media Metrix®) and approximately 51 million average monthly unique visitors resulting from our U.K. digital properties (based on Adobe Analytics).
(2) Core platform customers is defined as customers utilizing the Company's proprietary digital marketing services platform that are sold by either our direct or local market teams.
(3) Based on December 2023 Comscore Media Metrix®.

Letter to Shareholders

Dear Shareholders,

As a diversified media company with expansive reach, our goal is to empower communities to thrive. Gannett achieves this by inspiring, informing and connecting audiences as a sustainable, growth-focused media and digital marketing solutions company. We seek to drive audience growth and engagement by delivering broad content experiences to our consumers, while offering the products and marketing expertise our advertisers desire. The Company's strategy prioritizes recurring digital revenue growth, which is expected to lead to sustainable total revenue growth. Our anticipated growth extends beyond subscription relationships and involves driving audience growth through a more relevant and diversified portfolio, creating experiences and joyful content with various monetization opportunities, while maintaining a focus on the continued execution of our digital marketing solutions business.

The execution of this strategy is expected to enable us to continue our evolution to a predominately digital media company. As a result, we are experiencing solid progress in our digital businesses, with total digital revenues of over $1 billion in 2023, by expanding our audience and increasing engagement, as well as improving the overall monetization of our audience. Equally important, our Digital Marketing Solutions ("DMS") business continues to showcase remarkable resilience with continued growth in 2023 and strong fundamentals across several key metrics.

Moving forward, we intend to create stockholder value through a variety of methods, including organic growth driven by our consumer and business-to-business strategies, as well as through paying down debt to strengthen our capital structure.

The four key operating pillars of our strategy include:

1. Stable foundation for ongoing growth
2. Expanded reach with our customer segments
3. Diversified digital revenues
4. Foundational commitment to environmental, social and governance matters that impact our customers and communities

Operational Highlights:

We continued to make notable progress across our digital businesses in 2023. Our digital revenue strategy is rooted in audience expansion and increased engagement, as well as growing diversified platform monetization at each point in the consumer journey. We believe the greatest revenue opportunity lies in a comprehensive monetization strategy that maximizes revenue across the entire spectrum of our 187 million average monthly unique visitors[1]. Gannett serves an engaged and expanding audience, which we believe offers us great potential for diversified, predictable and repeatable revenue growth.

In 2023, Gannett grew its audience and engagement and continues to leverage data and AI to better engage with our audience. We believe we are well positioned to translate this growth into more advertising opportunities, more digital subscription opportunities, and further monetization through our growing partnership portfolio. In 2023, we refined our subscription acquisition efforts to attract and retain highly engaged, long-term and more profitable subscribers. This renewed focus on a more strategic acquisition and pricing model resulted in new highs in digital-only subscription revenue and digital-only average revenue per user ("ARPU") in the fourth quarter of 2023. We believe we have continued upside in both areas as we maintain our focus on smarter customer acquisition, in-depth local

Letter to Shareholders

content, and effective pricing strategies. Equally impressive, our initiatives around audience expansion and increased engagement led to the best quarterly performance in our digital advertising business in the fourth quarter of 2023.

Another key component to translate audience growth into increased monetization per user is partnerships. We made great strides with partnerships in 2023 as we aligned with brands that share our values, provide valuable content to our users and allow us to further diversify the monetization of our audience and content platform. Our five announced partnerships in 2023 have created a new digital revenue stream with significant potential and at a very high margin, which has become immediately accretive to our total revenue and free cash flow. While we expect to launch new partnerships in 2024, the more substantial revenue growth is expected to come from scaling our existing portfolio of partnerships, further embedding the content across our platform, and driving increased engagement.

In parallel to the digital revenue growth in our media properties is the growth of our DMS business. Our DMS business continued to operate at a high level in 2023 with more than $475 million of highly recurring revenue, double-digit Adjusted EBITDA margins, healthy ARPU, and customer budget retention rates over 95%. Our strategic plan for 2024 involves continuing to optimize and grow our core DMS solutions through new verticals while at the same time expanding our product portfolio with AI-powered software solutions, which we believe will increase our total addressable market and core platform revenue.

We believe the foundation for stability, and the fuel for investment in digital growth, is enabled through the continued optimization of our traditional print businesses. Our results in print subscription revenue continued to showcase promising improvements driven by the actions we have implemented to enhance the subscriber experience. As a result, our service levels and the percentage of open routes are at their best levels in two years, while the conversion to mail delivery has proven to be a consistent and effective delivery model to our consumers in the areas where staffing delivery routes is more of a persistent challenge.

We believe our employees are our greatest asset and the foundation of our business is the people and employees who make our day-to-day operations possible. Inclusion, diversity, and equity ("ID&E") are core pillars of our organization and in 2023 we continued to make great strides. In early 2024, we published our fourth installment of an annual report focused on our ID&E efforts. The 2023 Inclusion Report outlined then-current workforce diversity data, Gannett's inclusion goals that reach into 2025, as well as the steps we are taking to achieve our goals.

Gannett remains consistent, committed, and intentional in our quest to be a leader in ID&E. In 2023, Gannett was recognized in the 2023 Best Places to Work for LGBTQ Equality. In 2023, for the sixth year in a row, Gannett received a perfect score of 100 on the Corporate Equality Index, the nation's premier benchmarking survey and report measuring corporate policies and practices related to LGBTQ workplace equality and inclusion. Gannett was also recognized for the third time by Forbes as one of America's Best Employers for Diversity. In addition, Gannett is a proud Gold recipient of Mental Health America's Bell Seal for Workplace Mental Health, awarded for our commitment to employee mental health and well-being.

As a leading media organization, our longstanding corporate social responsibility position is driven by our deep commitment to our communities. We are dedicated to ensuring that we have mindful and ethical business practices that positively impact our world. In early 2024, we published our 2024 ESG Report detailing the progress we made on our U.N. Sustainable Development Goals ("U.N. SDGs") that include Reduced Inequalities, Climate Action, and Peace, Justice, and Strong Institutions. The 2024 ESG Report included noteworthy highlights such as improvements to our workplace diversity, further reductions in our total paper consumption, and the successful completion of our inaugural climate disclosure project questionnaires for climate change and forests.

Letter to Shareholders

Gannett is committed to ensuring our coverage is widely available, actively promoted across our media sites and marketed to our millions of registered users. In January 2024, we published our network-wide 2023 Journalism Impact Report, which highlighted what we believe are the most influential articles we produced in 2023 and covers topics such as coverage on ID&E, as well as climate change. The Company commits to the ongoing publishing of an annual network-wide Journalism Impact Report, which surfaces the top stories we produced that led to action.

Debt Paydown:

In 2023 we continued to optimize our capital structure and repaid approximately $142 million of debt, reducing our first lien net leverage by approximately 25% in 2023 to 2.0x. We continue to focus on debt reduction and improvement in our capital structure and during 2024 we anticipate debt reduction of approximately $110 million through non-strategic asset dispositions and continued free cash flow improvement.

2024 and Beyond:

We made excellent progress executing on our strategy to drive our digital transformation in 2023. Over the past year, we've expanded our digital audience, improved engagement, grown the monetization of our audience, and driven significantly improved financial results over the prior year. As these results show, we are building momentum toward a sustainable digital growth business, with a strong balance sheet. We have a top tier, passionate leadership team, a dynamic content strategy, and a growing DMS business. We feel the momentum shifting at Gannett and we are heading into 2024 with incredible optimism.

Sincerely,

Michael E. Reed
Chairman and Chief Executive Officer
April 1, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to ________

Commission file number 001-36097

GANNETT CO., INC.

(Exact name of registrant as specified in its charter)

Delaware	**38-3910250**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)
7950 Jones Branch Drive, McLean, Virginia	**22107-0910**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(703) 854-6000**

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, par value $0.01 per share	GCI	The New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☒	Non-accelerated filer	☐	Smaller reporting company	☐
						Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of the voting common equity held by non-affiliates of the registrant based on the closing sales price of the registrant's Common Stock as reported on The New York Stock Exchange on June 30, 2023 was approximately $320.4 million. The registrant has no non-voting common equity.

As of February 16, 2024, 148,814,354 shares of the registrant's Common Stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Stockholders for 2024 is incorporated by reference in Part III to the extent described therein.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K, including "Item 1 — Business," "Item 1A — Risk Factors" and "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations," contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements reflect our current views regarding, among other things, our future growth, results of operations, performance, business prospects and opportunities, and our environmental, social and governance goals, and are not statements of historical fact. Words such as "anticipate(s)," "expect(s)," "intend(s)," "plan(s)," target(s)," "strive(s)," "forecast, " "goal," "project," "believe(s)," "will," "aim," "would," "could," "can," "may," "seek(s)," "estimate(s)" and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on management's current expectations and beliefs and are subject to a number of known and unknown risks, uncertainties, and other factors that could lead to actual results materially different from those described in the forward-looking statements. We can give no assurance our expectations will be attained. Our actual results, liquidity, and financial condition may differ from the anticipated results, liquidity, and financial condition indicated in the forward-looking statements. Forward-looking statements are not a guarantee of future performance and involve risks and uncertainties, and there are certain important factors that could cause our actual results to differ, possibly materially, from expectations or estimates reflected in such forward-looking statements, including, among others, the risks identified by us under the heading "Risk Factors" in Item 1A of this report, as well as other risks and factors identified from time to time in our subsequent filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Except to the extent required by law, we expressly disclaim any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in our expectations with regard thereto or change in events, conditions, or circumstances on which any statement is based.

PART I

ITEM 1. BUSINESS

Overview

Gannett Co., Inc. ("Gannett", "we", "us", "our", or the "Company") is a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. We endeavor to deliver essential content, marketing solutions, and experiences for curated audiences, advertisers, consumers, and stakeholders by leveraging our diverse teams and suite of products to enrich the local communities and businesses we serve.

Our current portfolio of trusted media brands includes the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."). Our digital marketing solutions brand, LocaliQ, uses innovation and software to enable small and medium-sized businesses ("SMBs") to grow, and USA TODAY NETWORK Ventures, our events division, creates impactful consumer engagements, promotions, and races.

Through USA TODAY, our network of local properties, and Newsquest, we deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We have strong relationships with hundreds of thousands of local and national businesses in both our U.S. and U.K. markets due to our large local and national sales forces and a robust advertising and digital marketing solutions product suite. Our strategy prioritizes maximizing the monetization of our audience through the growth of increasingly diverse and highly recurring digital businesses. We expect the execution of this strategy to enable us to continue our evolution to a predominantly digital media company. We deliver value to our customers, advertisers, partners and shareholders with essential content, joyful experiences, and relevant digital solutions.

We report in three segments: Domestic Gannett Media, Newsquest and Digital Marketing Solutions ("DMS"). We also have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, such as legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs. Effective with the fourth quarter of 2023, the Company is reporting financial information for its Newsquest business in a separate segment. Previously, the financial information for this segment was aggregated with Domestic Gannett Media and, together, formed the Gannett Media reportable segment. As a result, the Company has revised its historical disclosures to reflect the new Domestic Gannett Media and Newsquest reportable segments for all years presented. A full description of our reportable segments is included in Note 14 — Segment reporting in the notes to the Consolidated financial statements.

The Company has prioritized growing our digital audience through investments in content, data, marketing and product to enhance our products and further align with digital preferences of consumers and marketers. In 2023, total digital revenues, which includes Digital advertising and marketing services revenues, Digital-only subscription revenues, and Other Digital revenues, including digital syndication, affiliate, production and licensing revenues, grew to $1.1 billion, or 39% of our total revenues. With approximately two million paid digital-only subscribers as of December 31, 2023, our paid digital-digital subscriptions outnumber our print subscriptions. Our U.S. media network, which includes USA TODAY and our network of local properties, averaged approximately 136 million[a] unique visitors monthly during 2023 to our digital platforms. In the U.K., Newsquest is a publishing and digital leader with a network of websites that averaged approximately 51 million[b] unique visitors monthly during 2023. In total, we averaged 187 million[a][b] unique visitors across both the Domestic Gannett Media and Newsquest segments during 2023.

We are committed to a diversified media strategy that is expected to create a stable foundation for revenue and profit growth. The Company's strategy prioritizes recurring digital revenue growth, which is expected to lead to sustainable total revenue growth. Our anticipated growth extends beyond subscription relationships and involves driving audience growth through a more relevant and diversified portfolio, creating experiences and joyful content with various monetization opportunities, while maintaining a focus on the continued execution of our DMS business.

We believe that a number of factors and industry trends have, and will continue to, present risks and challenges to our business. For a detailed discussion of certain factors that could affect our business, results of operations and financial condition, see "Item 1A — Risk Factors."

Domestic Gannett Media Segment

Our Domestic Gannett Media segment is comprised of USA TODAY, daily and weekly content brands in approximately 220 local U.S. markets across 43 states and our community events business, USA TODAY NETWORK Ventures. As of December 31, 2023, we operated approximately 340 digital news and media brands across our portfolio.

Our core print offerings include: (i) home delivery offered on a subscription basis ("home delivery"), (ii) single copy, and (iii) non-daily publications (i.e., shoppers and niche publications).

Many of our publications are located in small and mid-size markets where we are often the primary provider of comprehensive local market news and information. Our content is primarily devoted to topics we believe are essential and highly relevant to our audiences, such as local news and politics, community and regional events, health and wellness, personal finance, youth sports, local schools, obituaries, and crime news.

To support the ongoing digital transformation among our portfolio of products, the Company frequently evaluates the frequency, number, and types of products within each publication type. Strategies for reaching our over 100 million monthly print and digital consumers evolve as the audience becomes more digital. The number of products within each publication type shifts regularly as the Company identifies opportunities to best serve consumer and advertiser needs.

Our digital-only subscription offerings include the following products: (i) local media brands, (ii) USA TODAY, (iii) sports, and (iv) games.

In addition to our core print and digital-only subscription offerings, we provide access to Electronic-Editions ("E-Newspapers") to all subscribers of home delivery in Domestic Gannett Media markets. Our E-Newspapers are digital replicas of our print editions and contain the same news coverage, sports coverage, puzzles, and games. In addition, the E-Newspapers allow subscribers to read and browse different sections across our portfolio of brands, clip and share articles with friends and family, adjust text size, and access previous editions published within the last 30 days. We believe the transition to E-Newspapers enhances the subscriber experience, leads the consumer through the print to digital continuum, and provides an opportunity to expand the total addressable market for print advertisers.

More than 80% of our daily media brands domestically have been published for more than 100 years. We believe the longevity of our publications demonstrates the value and relevance of the local information we provide and has created a strong foundation of reader loyalty and a highly-recognized media brand name in each community we serve.

We reach a large, diverse audience through our print and digital daily and non-daily publications throughout the U.S. As of December 31, 2023, our journalism network is powered by an integrated and award-winning news organization comprised of approximately 3,200 journalists with deep roots in approximately 220 local communities, plus USA TODAY.

Since its introduction in 1982, USA TODAY has been a cornerstone of the national media landscape under its recognizable and respected brand. It also serves as the foundation for our newsroom network, the USA TODAY NETWORK, which allows for content sharing capabilities across our local and national markets. Since 1918, our newsrooms have won 96 Pulitzer Prizes. Most recently, in 2023, two USA TODAY NETWORK news organizations were named as Pulitzer Prize finalists. The Detroit Free Press was a finalist in the Criticism category, while the Austin American-Statesman was a finalist in Public Service. This marks five Pulitzer Prize winners and nine finalists awarded to Gannett journalists in the last six years.

The scale of our consumer audience across the Domestic Gannett Media segment, combined with a full funnel suite of products, makes us an attractive marketing partner to various local and national businesses trying to reach consumers. We reach approximately 1 in 2 adults[a] in the U.S., led by USA TODAY and amplified by local media brands within the USA TODAY NETWORK. We are the leading news media publisher in the U.S. in terms of circulation and have the fourth largest digital audience in the News and Information category, based on the December 2023 Comscore Media Metrix®; per those metrics, our content reaches more people digitally than Fox News Media, CNN Network, CBS News, New York Times Digital, or WashingtonPost.com.[a]

During 2023, our U.S. media network, which includes USA TODAY and our network of local properties, had a total digital audience of approximately 136 million[a] monthly unique visitors, on average. In addition, during 2023, the combined average daily print readership was approximately 3.2 million on Sunday and 2.9 million daily Monday through Saturday, primarily driven by our U.S. local property network and to a lesser extent, USA TODAY. While our print audience skews to an older demographic, our digital audience skews younger as evidenced by approximately 50%[a] of the total U.S. digital millennial audience (ages 27 - 42) that accessed our USA TODAY NETWORK content monthly, on average, during 2023.

The Domestic Gannett Media segment generates revenue primarily through advertising and subscriptions to our print and digital products, augmented by full funnel advertising solutions including digital marketing services, and, to a lesser extent, commercial printing and distribution. The Domestic Gannett Media segment is focused on monetizing its digital audience, through multiple digital revenue touchpoints, such as digital subscriptions, affiliate and content partnerships, digital advertising leveraging both first and third-party data, new product offerings, and sports verticals. We believe this strategic focus, coupled with our unwavering commitment to delivering relevant and essential content, will enable us to better optimize our audience and accelerate our digital revenue growth.

Advertising and Marketing

In 2023, Advertising and marketing services revenues at the Domestic Gannett Media segment were $925.5 million, which represented 44% of total Domestic Gannett Media segment revenues, up from 43% in 2022, making it our single largest revenue category in 2023.

We track our Print advertising revenues in two primary categories: local and national, and classified. Below are descriptions of the categories:

- Local and national advertising includes ads run in our print products, such as our daily or non-daily publications, and are either display advertising or preprinted inserts. Local advertising is associated with local store fronts or locally owned businesses and national advertising is principally associated with advertisers who are promoting national products or brands throughout the USA TODAY NETWORK. Examples include retailers, commercial banks, airlines, and telecommunications.
- Classified advertising includes major categories such as legal, obituaries, automotive, employment, and real estate or rentals.

We track our Digital advertising and marketing services revenues in three main categories: digital media, digital classified, and digital marketing services. Below are descriptions of these three categories:

- Digital media includes direct sold display advertising as well as programmatic advertising and leverages both first and third-party data delivered on either our digital products or off-platform through omnichannel partners or on distribution channels.
- Digital classified encompasses digital advertising revenues associated with our classified partnerships, including auto, employment and real estate as well as legal, and obituaries.
- Digital marketing services represents our integrated, proprietary marketing platform that helps local businesses build their online presence through high conversion websites, drives awareness and leads through products such as search engine marketing, manages and nurtures leads through our marketing automation platform, and measures which activities are most effective. Our digital marketing services utilize digital inventory across a number of third-party websites.

Our advertising teams employ a multi-product and platform approach to advertising sales. We operate sales teams in local markets as well as national and centralized sales teams, in conjunction with self-service options, to maximize the scale of our network. Our advertising teams sell a full portfolio of print and digital advertising, including digital marketing services. This diverse set of products can be specifically tailored to the individual needs of advertisers from small, locally owned merchants to large, complex national brands. We believe local and national advertisers find it challenging to manage the complexity of their media budgets, particularly on the digital side, and are seeking to reach a shifting audience, while also desiring to influence attitudes and behavior at each stage of the purchase path. We believe that our nationally scaled sales force, trusted expertise, and broad portfolio of print and digital advertising and marketing products position us well to solve these challenges. Through our media planning process, we present advertisers with targeted, integrated solutions that help them reach this shifting audience.

Circulation

In 2023, Domestic Gannett Media segment Circulation revenues of $854.5 million comprised 41% of total Domestic Gannett Media segment revenues, down from 43% in 2022. Print circulation volumes declined more significantly beginning with the second quarter of 2022, as compared to historical trends. We implemented a number of customer centric initiatives and changes during 2023 that we believe will stabilize this trend, as well as extend the overall life of our print subscriber base.

Circulation revenues in the U.S. are derived from our all access content subscription model, single-copy sales of our publications, and digital-only subscriptions.

Our all access content subscription model in our local markets includes a home delivered print product along with access to our content via multiple digital platforms, with subscription prices varying by market, frequency, and product, among other variables. As of December 31, 2023, we had 1.2 million print subscribers.

Growing our paid digital-only subscription revenue remains one of our top priorities given the highly recurring nature of this revenue and, in 2023, we adopted a more balanced approach between increasing profitability and growing paid digital-only subscriptions. We will continue to pursue subscriptions growth, but we have become more targeted in our acquisition strategy. We have experimented with several offer strategies and rate structures and, based on these learnings, we have focused our subscriber acquisition efforts on acquiring highly engaged, long-term, profitable subscribers as well as extending the subscribers lifetime value. As a result of this targeted acquisition strategy, we achieved our highest digital-only average revenue per user ("Digital-only ARPU") in the second half of 2023. Refer to "Key Performance Indicators" in Management's Discussion and Analysis of Financial Condition and Results of Operations" below for further discussion of Digital-only ARPU. We believe that we will continue to experience growth in Digital-only ARPU and expect ongoing paid digital-only subscription revenue growth as we continue to strategically focus on an informed customer acquisition, content, and pricing strategy. We continue to believe we have significant opportunity to grow paid digital-only subscriptions in the future as we expand our content and our product offerings.

Access to our digital content typically grants registered users complimentary access to a restricted number of articles before prompting them to subscribe for expanded content privileges. Registered users exhibit a more favorable conversion rate to paid subscriptions compared to anonymous users. The collective audience of registered users, along with our paid digital-only subscribers, serves as a valuable source of first-party data, enhancing our understanding of user behavior and preferences. We believe this strategic alignment contributes to the growth and sustainability of our digital offerings.

In the U.S. local markets, Circulation revenue is largely subscription based, with approximately 88% of Circulation revenues derived from our all access content subscription model and digital-only subscriptions in 2023.

In addition to the subscription model in our U.S. local markets, single-copy print editions continue to be sold at retail outlets and accounted for approximately 11% of daily and 14% of Sunday net paid circulation volume in 2023. Approximately 46% of the net paid circulation volumes of USA TODAY in 2023 was generated by single-copy sales at retail outlets, vending machines, or hotels that provide copies to their guests. Net paid circulation volumes of USA TODAY also include home and office delivery, mail, educational, and other sales.

Other Revenues

Other revenues, includes Other Digital revenues, which are derived mainly from digital syndication, affiliate, production and licensing revenues. In 2023, Domestic Gannett Media segment Other revenues of $315.8 million comprised 15% of total Domestic Gannett Media segment revenues, up from 14% in 2022. In 2023, 67% of our Other Digital revenues were from digital syndication, which involves content produced by our teams and republished on third-party websites. Revenues from digital syndication are primarily derived from revenue shares with those third-party vendors. We are focused on increasing the overall monetization of our content platform, and a key component of this strategy includes creating incremental revenue streams through affiliate and content partnerships with top-tier organizations. In 2023, we entered into five partnerships across major verticals, including sports, gaming and finance. Affiliate and content partnerships provide relevant content to our organic audience and are expected to drive audience growth and engagement, along with higher margin revenues. We believe this strategic expansion will enable us to reach a wider market, increase our digital revenues, and enhance the overall monetization of our platform. We expect our affiliate revenue streams to become a more significant contributor to our overall revenue over the next few years.

Events

USA TODAY NETWORK Ventures, our events and promotions business, connects communities and diversifies the Company's traditional media offerings. In 2023, USA TODAY NETWORK Ventures produced 217 events for the Company with a collective attendance (in-person and virtual) of nearly 1.0 million. Our portfolio of events includes predominantly in-person events, augmented by virtual races and other activities to fully leverage the brand. The majority of events in 2023 occurred in-person and our 2023 attendance increased to approximately 667 thousand attendees.

USA TODAY NETWORK Ventures creates impactful consumer engagement and experiences through world-class events, endurance races, promotions, and timing and event production technologies. Our portfolio includes the largest high school sports recognition program in the country, USA TODAY High School Sports Awards, and other brands, including the Official Community's Choice Awards, American Influencer Awards, Hot Chocolate 15K/5K, RAGBRAI, Detroit Free Press Marathon and many more. Our events are managed with our proprietary ticketing and registration platform, EnMotive®, one of the largest race timing companies in the U.S.

USA TODAY NETWORK Ventures revenues are generated primarily through sponsorship sales, race registrations, and ticket sales, which are reported in other revenues, and print and digital advertising and marketing revenues.

Production and Distribution

As of December 31, 2023, Gannett Publishing Services ("GPS") owned and/or operated 21 production facilities. Each of our production facilities produced 16 publications on average during 2023. By clustering our production resources, utilizing excess capacity for commercial work, or outsourcing where cost-beneficial, we seek to reduce the operating costs of our publications while increasing the quality of our small and mid-size market publications that would typically not otherwise have access to high quality production facilities. We believe we are able to reduce future capital expenditure needs by having fewer overall pressrooms and buildings.

GPS leverages our existing assets, including employee talent and experience, physical plants and equipment, and our vast national and local distribution networks to produce print products for both Gannett and third-party customers. GPS is particularly focused on optimizing our geographic footprint to most efficiently produce and transport our printed products. GPS is responsible for internal and external printing, packaging, and distribution. The distribution of our daily newspapers is typically outsourced to independent, locally based, third-party distributors that also distribute a majority of our weekly newspapers and non-newspaper publications. We continuously evaluate lower cost options for newspaper delivery.

We continue to refine our production and distribution methods. In 2023, we converted 46 publications to same-day mail delivery via the U.S. Postal Service in certain markets where it is viable from a customer and financial perspective. Our goal is to reliably deliver to the consumer, and lower costs in some cases, as well as eliminate unprofitable distribution routes where possible. We intend to continue to explore mail delivery in 2024.

Competition

Our Domestic Gannett Media operations and affiliated digital platforms compete with other media and digital companies for advertising and marketing spend. Our Domestic Gannett Media operations also compete for circulation and readership against other news and information outlets and amateur content creators, some of which offer their content free of charge. Each of our publications compete for advertising revenues to varying degrees with traditional media outlets such as direct mail, yellow pages, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, shoppers, and other print and online media sources, including local blogs. We also increasingly compete with digital and social media companies, as well as advertising networks and other programmatic buying channels for advertising revenues.

Development of opportunities in, and competition from, digital and social media, including websites, mobile applications, and social products continues to increase. There is very little barrier to entry and limited capital requirements for new companies to enter the market with competitive digital products. Additionally, we are generally not compensated for the use of our original content by third-party digital products and social platforms.

The Domestic Gannett Media segment expects to continue to protect its audience market share and to expand its audience reach in the digital media industry through a focus on high quality content and journalism, internal audience development efforts, content distribution programs, acquisitions, and partnerships. Additionally, the Domestic Gannett Media segment expects to continue to improve its suite of advertising and marketing services products through both internal development and partnerships.

Joint Operating Agencies

Our Domestic Gannett Media subsidiaries in Detroit, Michigan and York, Pennsylvania each participate in a joint operating agency ("JOA"). In each instance, the JOA performs the production, sales, distribution, and back-office functions for our subsidiaries and the publisher of another publication pursuant to a joint operating agreement. Operating results for the Detroit and York JOAs are fully consolidated along with a charge for the minority partners' share of profits.

Major Publications and Markets We Serve

The USA TODAY NETWORK operates as a network, leveraging integrated shared support for back-office operations such as content design and layout services, print and digital creative development, certain sales and service platforms, technology, data, and accounting and finance. We centrally manage production and distribution across our entire newsroom network to maximize efficiency. We also leverage a single content management platform, allowing for content sharing across our portfolio of brands. However, we believe that it is critically important that our U.S. local property network operate at the local level and utilize the centralized infrastructure in a manner that maximizes each property's individual performance.

The following table sets forth information regarding the number of production facilities in our Domestic Gannett Media segment as of December 31, 2023:

LOCAL PROPERTY NETWORK PRODUCTION FACILITIES

State / Territory	Production Facilities
Alabama	1
Arizona	1
California	1
Delaware	1
Florida	2
Illinois	1
Indiana	1
Iowa	1
Massachusetts	1
Michigan	1
Mississippi	1
Missouri	1
New Jersey	2
North Carolina	1
Ohio	1
Rhode Island	1
Tennessee	1
Texas	1
Wisconsin	1
Total	**21**

The following table lists information for our major publications and their affiliated digital platforms in the U.S. In 2023, we updated our reporting methodology for Daily and Sunday circulation to reflect reported subscription volumes versus figures from Alliance for Audited Media ("AAM"). Previously reported AAM volumes included print, digital non replica, and affiliated publications.

SUBSCRIPTION LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS / DOMESTIC

Location	2023 Daily[1]	2023 Sunday[1]	2023 Digital-only[1]	2022 Daily[1]	2022 Sunday[1]	2022 Digital-only[1]
USA Today	113,228	—	142,212	132,877	—	120,682
Detroit, MI	30,186	73,357	129,131	35,931	84,008	132,203
Phoenix, AZ	48,273	70,485	65,946	56,864	83,601	69,956
Milwaukee, WI	30,887	52,365	60,271	37,967	63,995	62,436
Indianapolis, IN	23,259	33,802	52,536	27,604	40,403	58,362
Columbus, OH	18,840	28,747	44,776	23,060	34,906	43,306
Cincinnati, OH	22,242	33,281	39,749	25,740	39,918	40,543
Des Moines, IA	18,278	28,317	36,165	21,682	33,115	36,739
Palm Beach, FL	20,144	24,991	33,325	23,332	29,151	31,333
Austin, TX	13,544	19,057	38,132	17,004	23,303	39,238
Nashville, TN	14,817	21,537	35,064	17,829	26,803	36,070
Louisville, KY	19,059	27,294	26,554	22,942	32,997	29,421
Rochester, NY	18,520	28,336	23,623	22,966	35,105	25,337
Providence, RI	18,237	22,683	24,323	21,322	26,423	24,312
Sarasota, FL	17,565	20,968	25,099	21,174	24,935	25,093
Oklahoma City, OK	13,677	18,742	27,209	17,459	24,162	27,846
Bergen County, NJ	18,183	22,380	21,890	22,694	28,008	23,048
Naples, FL	13,866	16,384	26,778	16,262	18,872	27,687
Asbury Park, NJ	14,212	19,736	21,456	17,441	24,355	22,449
Akron, OH	18,607	23,604	16,746	22,790	28,655	15,664

[1] Daily, Sunday and Digital-only reflect reported subscription volumes as of December 31, 2023 and 2022.

Newsquest Segment

Our Newsquest segment in the U.K. is comprised of over 220 digital news and media brands across our portfolio, including over 150 daily and weekly newspapers and over 70 magazines as of December 31, 2023.

Our core print offerings include: (i) home delivery offered on a subscription basis ("home delivery"), (ii) single copy, and (iii) non-daily publications (i.e., shoppers and niche publications).

Many of our publications are located in small and mid-size markets where we are often the primary provider of comprehensive local market news and information. Our content is primarily devoted to topics we believe are essential and highly relevant to our audiences, such as local news and politics, community and regional events, health and wellness, personal finance, youth sports, local schools, obituaries, and crime news.

Our digital-only subscription offerings include the following products: (i) local media brands, (ii) magazines, and (iii) sports.

We reach a large, diverse audience through our print and digital daily and non-daily publications throughout the U.K. As of December 31, 2023, our journalism network is powered by an integrated and award-winning news organization comprised of approximately 500 journalists.

The scale of our consumer audience across the Newsquest segment, combined with a full funnel suite of products, makes us an attractive marketing partner to various local and national businesses trying to reach consumers. In the U.K., Newsquest had a digital audience in 2023 of approximately 51 million[b] monthly unique users, on average, with a total average print readership of 4.2 million every week.

The Newsquest segment generates revenue primarily through advertising, single-copy sales and subscriptions to our print and digital products, augmented by full funnel advertising solutions including digital marketing services, and, to a lesser extent, commercial printing and distribution. The Newsquest segment is focused on monetizing its large organic audience of approximately 51 million[b] monthly unique visitors, on average, through multiple digital revenue touchpoints, such as digital subscriptions, affiliate and content partnerships, digital advertising leveraging both first and third-party data, new product offerings, and sports verticals. We believe this strategic focus, coupled with our unwavering commitment to delivering engaging and essential content, will enable us to better optimize our audience and accelerate our digital revenue growth.

Advertising and Marketing

In 2023, Advertising and marketing services revenues at the Newsquest segment were $134.1 million, which represented 57% of total Newsquest segment revenues, down from 58% in 2022.

We track our Print advertising revenues in two primary categories: local and national, and classified. Below are descriptions of the categories:

- Local and national advertising includes ads run in our print products, such as our daily or non-daily publications.
- Classified advertising includes major categories such as legal, obituaries, automotive, employment, and real estate or rentals.

We track our Digital advertising and marketing services revenues in three main categories: digital media, digital classified, and digital marketing services. Below are descriptions of these three categories:

- Digital media includes direct sold display advertising as well as programmatic advertising and leverages both first and third-party data delivered on either our digital products or off-platform through omnichannel partners or on distribution channels.
- Digital classified encompasses digital advertising revenues associated with our classified partnerships, including auto, employment and real estate as well as legal, and obituaries.
- Digital marketing services represents our integrated, proprietary marketing platform that helps local businesses build their online presence through high conversion websites, drives awareness and leads through products such as search engine marketing, manages and nurtures leads through our marketing automation platform, and measures which activities are most effective. Our digital marketing services utilize digital inventory across a number of third-party websites.

Our advertising teams employ a multi-product and platform approach to advertising sales. We operate sales teams in local markets as well as a national sales agency, in conjunction with self-service options, to maximize the scale of our network. Our advertising teams sell a full portfolio of print and digital advertising, including digital marketing services. This diverse set of products can be specifically tailored to the individual needs of advertisers from small, locally owned merchants to large, complex national brands. We believe advertisers find it challenging to manage the complexity of their media budgets, particularly on the digital side, and are seeking to reach a shifting audience, while also desiring to influence attitudes and behavior at each stage of the purchase path. We believe our local sales force, trusted expertise, and broad portfolio of print and digital advertising and marketing products position us well to solve these challenges. Through our media planning process, we present advertisers with targeted, integrated solutions that help them reach this shifting audience.

Circulation

In 2023, Newsquest segment Circulation revenues of $73.3 million comprised 31% of total Newsquest segment revenues, consistent with 31% in 2022.

Growing our paid digital-only subscription revenue remains one of our top priorities given the highly recurring nature of this revenue, and in 2023, our paid digital-only subscriptions grew 41%. We believe our digital-only subscription growth is rooted in unique, essential content. To continue growing and accelerating our digital-only subscription base, we intend to capitalize on our large organic audience and leverage data to understand our users' interests and curate an experience that will drive engagement and loyalty. We continue to believe we have significant opportunity to grow paid digital-only subscriptions in the future as we expand our content and our product offerings.

Access to our digital content typically grants registered users complimentary access to a restricted number of articles before prompting them to subscribe for expanded content privileges. Registered users exhibit a more favorable conversion rate to paid subscriptions compared to anonymous users. The collective audience of registered users, along with our paid digital-only subscribers, serves as a valuable source of first-party data, enhancing our understanding of user behavior and preferences. We believe this strategic alignment contributes to the growth and sustainability of our digital offerings.

Other Revenues

Other revenues, includes Other Digital revenues, which are derived mainly from digital syndication and commercial printing. In 2023, Newsquest segment Other revenues of $26.6 million comprised 11% of total Newsquest segment revenues, consistent with 11% in 2022.

Production and Distribution

As of December 31, 2023, the Newsquest segment owned and/or operated four production facilities. By clustering our production resources, utilizing excess capacity for commercial work, or outsourcing where cost-beneficial, we seek to reduce the operating costs of our publications while increasing the quality of our small and mid-size market publications that would typically not otherwise have access to high quality production facilities. We believe we are able to reduce future capital expenditure needs by having fewer overall pressrooms and buildings.

The Newsquest segment operates its publishing activities in a similar manner to GPS (as described in the Domestic Gannett Media segment discussion above), through regional and central teams to maximize the use of management, finance, printing, and personnel resources. This approach allows the business to leverage a variety of back-office and administrative activities to optimize financial results and enables Newsquest to offer readers and advertisers a range of attractive products across the market.

Competition

Our Newsquest segment operations and affiliated digital platforms compete with other media and digital companies for advertising and marketing spend. Our operations also compete for circulation and readership against other news and information outlets and amateur content creators, some of which offer their content free of charge. Each of our publications compete for advertising revenues to varying degrees with traditional media outlets such as direct mail, radio, outdoor advertising, broadcast and cable television, magazines, local, regional and national newspapers, and other print and online media sources, including local blogs. We also increasingly compete with digital and social media companies, as well as advertising networks and other programmatic buying channels for advertising revenues.

Development of opportunities in, and competition from, digital and social media, including websites, mobile applications, and social products continues to increase. There is very little barrier to entry and limited capital requirements for new companies to enter the market with competitive digital products. Additionally, we are generally not compensated for the use of our original content by third-party digital products and social platforms.

The Newsquest segment expects to continue to protect its audience market share and to expand its audience reach in the digital media industry through a focus on high quality content and journalism, internal audience development efforts, content distribution programs, acquisitions, and partnerships. Additionally, the Newsquest segment expects to continue to improve its suite of advertising and marketing services products through both internal development and partnerships.

The Newsquest segment has a portfolio of over 150 news brands and more than 70 magazines, published in print and online in the U.K. With a digital audience in 2023 averaging approximately 51 million[b] monthly unique users and more than 4.2 million total weekly average print readers. In addition to local news brands, the Newsquest segment owns the digital businesses s1jobs and s1Homes, Exchange & Mart, and a specialist magazine business.

The following table presents information for our major local media organizations and affiliated digital platforms operated by our Newsquest segment in the U.K. as of December 31, 2023:

DAILY PAID-FOR LOCAL MEDIA ORGANIZATIONS AND AFFILIATED DIGITAL PLATFORMS / NEWSQUEST

Title	Location	Circulation Monday - Saturday[1]	Digital-only[2]
Basildon & Southend Echo	Basildon, Southend on Sea	7,853	867
Bournemouth - The Daily Echo	Bournemouth	5,600	2,892
Bradford Telegraph & Argus	Bradford	4,487	1,795
Colchester Daily Gazette	Colchester	3,666	559
Dorset Echo	Dorset	4,185	1,059
East Anglian Daily Times	Ipswich	6,882	1,973
Eastern Daily Press	Norwich	13,485	2,190
Glasgow - Evening Times	Glasgow	6,084	769
Greenock Telegraph	Greenock	4,691	1,003
Ipswich Star	Ipswich	2,744	701
Lancashire Telegraph	Blackburn, Burnley	3,217	970
News & Star	Carlisle	2,050	839
Norwich Evening News	Norwich	2,893	570
Oxford Mail	Oxford	4,291	1,481
South Wales Argus - Newport	Newport	3,797	817
Southampton - Southern Daily Echo	Southampton	6,199	1,805
Swindon Advertiser	Swindon	3,893	1,384
The Argus Brighton	Brighton	4,095	1,611
The Bolton News	Bolton	3,954	1,599
The Herald, Scotland	Glasgow, Edinburgh	11,351	7,455
The Leader	Wrexham	3,131	264
The Mail	Cumbria	2,358	481
The National, Scotland	Glasgow, Edinburgh	2,986	8,592
The Northern Echo	Darlington	9,036	1,962
The Press - York	York	5,387	1,505
Worcester News	Worcester	2,797	838

[1] Print circulation is based on reported copy sales per issue for the period January 2023 to December 2023.
[2] Digital-only reflects reported subscription volumes as of December 31, 2023.

Digital Marketing Solutions Segment

Our DMS segment is dedicated to helping local businesses succeed through digital advertising and marketing solutions. The DMS segment, under the brand LocaliQ, is a sophisticated, cloud-based platform of fully-digital products that delivers customers and drives leads through technology and insights.

We provide businesses with innovative technology and expertise to propel them forward, and our DMS platform is distinguished by its proprietary:

- Marketing automation and management tools;
- Patent-pending artificial intelligence bidding engines with goal-based and omnichannel advertising optimization;
- Customizable reporting that can integrate with third-party platforms; and
- Simple setup that works without configuration.

Our DMS platform is used by a growing number of local businesses to find, convert, and keep customers. It is an all-in-one marketing platform that optimizes any marketing budget to deliver more relevant messages to local consumers with a suite of marketing automation, channel campaign management, customer relationship management and insight tools. We believe local businesses want a single, unified solution to solve their digital marketing needs. Our DMS products and solutions help SMBs thrive in four primary ways:

- Building online presence (e.g., websites and landing pages, local listings, search engine optimization, social media management, live chat);
- Driving consumer awareness and generating business leads with advertising (e.g., search engine marketing, social advertising, mobile advertising, display advertising, video and over the top advertising, targeted email marketing);
- Building an audience while managing and nurturing leads and customers (e.g., lead alert tools, lead management, lead engagement and automation); and
- Measuring and knowing what works and optimizing future marketing campaigns (e.g., conversion analytics, data integrations, client center, customer tracking, cross-channel optimization, lead attribution, campaign reporting).

Utilizing our digital growth platforms and solutions, we build long-term, recurring revenue relationships while fulfilling our mission of helping local SMBs thrive. We believe we have a true advantage of successfully reaching the SMBs given our scaled salesforce, long-standing involvement in and knowledge of the communities in which we operate, and vast data accumulated through decades of campaign management. We believe we offer a lower cost of acquisition for our customers based on our extensive data and experience in optimizing campaigns. We also believe we have the technology, the experience, and the relationships to provide best-in-class metrics.

As of December 31, 2023, the majority of our DMS customers have recurring relationships with us. With customer budget retention rates of 95% in 2023, we believe the DMS segment provides a stable and predictable business model. In addition, we believe that ongoing investment in product and marketing, combined with sales channel expansion, are critical to capitalizing on the approximately 33 million SMBs in the U.S. As of December 31, 2023, our DMS business had approximately 15,100 core platform customers.

We run an efficient operating model by leveraging our entire sales organization, which includes local sales in our media markets, direct and national sales, and inside sales channels, who utilize a single customer relationship management tool and service all clients and campaigns through our proprietary LocaliQ platform. We believe this scaled, national sales force provides our DMS business a unique advantage. The LocaliQ platform has centralized post-sales functions and utilizes integrated shared support for back-office operations such as accounting and finance. These centralized post-sales functions are located both domestically and internationally to provide for the most efficient and variable servicing costs.

DMS Advertising and marketing services revenues are subject to moderate seasonality due primarily to fluctuations in marketing budgets for seasonal businesses. We believe the diversification of the product suite will, over time, reduce the impact from seasonal fluctuations.

Products

Digital marketing requires a holistic view of how online presence, advertising and conversion efforts work together to get results. Our solutions work across the USA TODAY NETWORK and major online platforms such as Google, Facebook, Microsoft, Snap, and others. Our product portfolio offers a simple all-in-one platform powered by artificial intelligence and service experts that grows and adapts with the needs of local business owners. For example, some businesses might need to significantly improve their websites and focus on converting sales leads, while others may need to focus on building awareness of their business and driving more leads to their site and social pages. LocaliQ DMS identifies the biggest opportunities and provides solutions by recommending the right mix of product platform features and measuring results.

We have a proprietary set of technologies that enables a business to receive a score on their overall marketing efforts, shows them how they stack up against their competitors, and recommends a comprehensive set of solutions to help them achieve their goals. This customized solution is sold as a subscription to our LocaliQ DMS platform. This platform removes the concerns of unexpected overages and misaligned goals and allows us to set performance-based pricing. The platform optimizes to produce the best results for the business and service experts are assigned to assist with each account, as needed. Our proprietary technologies include:

- Our online presence solutions offer high conversion websites, with e-commerce, custom content creation to empower businesses to look professional, and human or bot-enabled live chat which ties into our lead conversion tools. These products are designed to work in concert with our digital advertising products with a goal of enhancing clients' marketing return on investment.

- Our online advertising products include award-winning technology for bidding and budget management as well as patent-pending machine learning algorithms which optimize multiple advertising channels and campaigns toward a goal with a single budget. Search engine marketing, which is recorded as Advertising and marketing services revenues, accounted for 67% of our DMS segment's total revenues for the year ended December 31, 2023.
- Our lead conversion software is a marketing automation platform that includes tools for capturing web traffic information and converting leads into new customers for clients. We provide tools designed to significantly improve the conversion of leads to customers and to help stay top-of-mind during the prospect's decision-making process by using integrated marketing automation to send new prospects targeted e-mails and alerts reminding them to follow up on each lead. Our lead conversion software also provides reports to show how many leads clients are getting from each marketing source and other important business insights.
- Our additional cloud-based software solutions, offered as a channel partner, include a customer relationship management solution tailored for SMBs, a market-leading collaboration and productivity tool, and voice-over-IP software. Our software solutions are available in North America and our lead conversion software is available in all of our markets.

Distribution

We deliver our suite of products and solutions to local businesses through a combination of our proprietary technology platform, our sales force, and select third-party agencies and resellers. Our DMS segment has sales operations in the U.S., Canada, New Zealand, Australia, India and the U.K. During 2023, approximately 95% of our DMS segment revenues were generated in North America and the remaining 5% from other international markets. All DMS segment revenues are digital revenues.

Competition

The market for local online advertising solutions is intensely competitive and rapidly changing. The market is highly fragmented as there are a number of smaller companies which provide digital marketing services at highly competitive prices and, increasingly, we compete with SMB marketing providers who offer solutions tailored for specific verticals. In addition, the online publishers that we utilize for clients, such as Google, Facebook, and Microsoft, generally offer their products and services through self-service platforms. Many traditional offline media companies also offer online advertising solutions and have large, direct sales forces and digital publishing properties. Further, a proliferation of marketing automation tools continues to commoditize the DMS environment while actions from major technology companies have caused challenges to advertising agencies.

Government Regulation

We are subject to a variety of laws, rules, and regulations in numerous jurisdictions within the U.S. and in each of the countries where we conduct business. These laws, rules and regulations cover several diverse areas, including environmental matters, employee health and safety, data and privacy protection and anti-trust provisions. These U.S. federal, state, and foreign laws and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. For example, many jurisdictions have enacted or are considering enacting privacy or data protection laws and regulations that apply to the processing or protection of personal information as well as laws and regulations governing the use of artificial intelligence. Data and privacy protection laws, rules and regulations are applicable to our businesses and the compliance costs and operational burdens imposed by these laws and regulations could be significant. As a result of the often rapidly evolving changes, the application, interpretation, and enforcement of these and other applicable laws and regulations are often uncertain and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. We are committed to conducting our business in accordance with applicable laws, rules, and regulations.

Environmental Regulation

The Company is committed to its strategy of protecting the environment. Our goal is to ensure our production and distribution facilities comply with applicable federal, state, local, and foreign environmental laws and to incorporate appropriate environmental practices and standards in our operations. We believe we are one of the industry leaders in the use of recycled newsprint. During 2023, 13% of our domestic newsprint purchases contained recycled content, with average recycled content of 20%.

Our operations use inks, solvents, and fuels. The use, management, and disposal of certain of these substances are regulated by environmental agencies. In addition, there is increasing attention in the U.S. and worldwide concerning the issue of climate change and the effect of greenhouse gas emissions. The Company believes that understanding and managing greenhouse gas emissions is important to effectively mitigate our impact to the environment. We plan to complete a comprehensive greenhouse gas emissions report that is expected to allow us to redefine our commitment around our carbon footprint. See "Climate Change" below.

We retain a corporate environmental legal consultant who, along with internal and outside counsel, provides advice on regulatory compliance and preventive measures. We believe we are in substantial compliance with all applicable laws and regulations for the protection of the environment and the health and safety of our employees based upon existing facts presently known to us. Compliance with applicable federal, state, local, and foreign environmental laws and regulations relating to the discharge of substances into the environment, the disposal of hazardous wastes, and other related activities has had, and will continue to have, an impact on our operations but has been accomplished to date without having a material adverse effect on our operations. While it is difficult to estimate the timing and ultimate costs to be incurred due to uncertainties about the status of laws, regulations, and technology, based on information currently known to us and insurance procured with respect to certain environmental matters, we do not expect environmental costs or contingencies to be material or to have a material adverse effect on our financial performance. Our operations involve risks in these areas, however, and we cannot provide assurance that we will not incur material costs or liabilities in the future which could adversely affect us. See also "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

Raw Materials

Newsprint, which is the basic raw material used in our print publications, has been and may continue to be subject to significant price changes from time to time. During 2023, we purchased newsprint as well as other specialty paper grades from 16 domestic and global suppliers. Our total consumption was approximately 114,000 metric tons in 2023, a decrease of 24% from 2022, which included consumption by our owned and operated print sites, third-party printing sites, and Newsquest, and includes consumption for Gannett products as well as products printed commercially for third-parties. Newsprint capacity reductions through the closure of mills or the conversion of paper machines to other products or grades of paper has reduced the number of newsprint suppliers over the years. North American suppliers are becoming a larger share of the global market and consequently domestic supply is susceptible to longer delivery times and pricing volatility tied to economic and geopolitical factors. An increase in supplier operating expenses due to, among other things, the rising cost of raw materials and energy, combined with inflationary pressures impact the overall cost of newsprint. The availability and price of newsprint is subject to numerous risks and uncertainties, which are described more fully under "Item 1A — Risk Factors" in this Annual Report on Form 10-K.

Strategy

Gannett is committed to inspiring, informing and connecting audiences as a sustainable, growth-focused media and digital marketing solutions company. We endeavor to deliver essential content, marketing solutions and experiences for curated audiences, advertisers, consumers, and stakeholders by leveraging our diverse teams and suite of products to enrich the local communities and businesses we serve. The execution of this strategy is expected to allow us to continue our evolution from a more traditional print media business to a sustainable, growth-focused media and digital marketing solutions company.

We intend to create stockholder value through a variety of methods, including organic growth driven by our consumer and business-to-business strategies, as well as through paying down debt to strengthen our capital structure.

Create a stable foundation for growth

Gannett continues to optimize and improve our foundation – completing systems consolidations and migrations, improving process workflows, and ensuring we have synergy across the organization to deliver the stabilization required to fuel our plan into the future. We also continue to invest in our people and in the skills needed to support our future aims and to retain our talent by remaining an attractive place to work.

Expand our reach

Key to our ongoing growth is expanding our base – whether clients in our DMS segment or audience in our Domestic Gannett Media and Newsquest segments – and optimizing our revenue streams across this growing base. For both the Domestic Gannett Media and Newsquest segments, this includes content expansion, establishing a seamless print to digital continuum to introduce clients, readers, viewers, and listeners to a broader range of products we offer. For the DMS segment, expanding our client base and core revenue is anticipated to be supplemented by the development of a complementary software model.

Diversify digital revenues

We expect to continue to expand the ways that we grow digital revenues through innovative partnerships and developing new products and services that meet the needs of consumers and businesses. Examples of this growth strategy include our intention to continue to expand partnerships that rely on our unique and large audience base and developing new DMS software solutions.

Building on our environmental, social and governance focus to foster culture and community both internally and externally

We will continue our environmental, social and governance ("ESG") journey that is rooted in our strategic mission to empower our communities to thrive and putting our customers at the center of everything we do. We support that mission with clearly defined values that aim to influence not only what we do, but how we do it, with one of the core pillars focusing on our ongoing commitments to inclusion, diversity, and equity ("ID&E"). From our internal efforts around recruiting, development and retention, to our external efforts to provide high quality products and excellent customer service, we believe our strategic focus will benefit from our continued commitment to building upon our culture and community values.

Macroeconomic Environment

The U.S. and global economies and markets experienced increased volatility in 2023, and are expected to continue to experience volatility, due to factors, including higher inflation, increased interest rates, banking volatility, and other geopolitical events that are anticipated to continue in 2024. Uncertain economic conditions adversely impacted our advertising revenues, and the occurrence of these factors has resulted in a reduction in demand for our print and digital advertising, reduced the rates for our advertising, and caused marketers to shift, reduce or stop spend. The impact of these uncertain macroeconomic conditions has not changed substantially since the initial volatility that began in the second quarter of 2022.

These challenging conditions, especially higher inflation and interest rates, have negatively impacted the consumer and resulted in increased price sensitivity from our print and paid digital-only subscribers. Consumer purchases of discretionary items, including our products and services, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. SMBs are facing a more complex marketing environment and need to create digital presence to capture audiences online. Advertisers are increasingly looking for more effective ways to analyze their return on marketing investments and are seeking solutions that offer greater attribution. We believe we offer a broad suite of digital marketing services products that offer a single, unified solution to meet their digital marketing needs.

As a result of the macroeconomic volatility, we have experienced rising costs, including costs associated with labor, newsprint, delivery, ink, printing plates, fuel, and utilities. However, we believe that the inflationary pressures peaked in 2022 and we are beginning to realize and expect we may continue to realize lower prices related to newsprint costs. We are also exposed to potential increases in interest rates associated with our five-year senior secured term loan facility in an original aggregate principal amount of $516 million (the "Senior Secured Term Loan"), which as of December 31, 2023, accounted for approximately 31% of our outstanding debt, as well as fluctuations in foreign currency exchange rates, primarily related to our operations in the U.K. We expect continued uncertainty and volatility in the U.S. and global economies which will continue to impact our business.

Recent U.S. and international tax legislation

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), which includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "average adjusted financial statement income" exceeding $1 billion for any three consecutive years preceding the tax year and a 1% excise tax on net repurchases of stock in excess of $1 million after December 31, 2022. During the year ended December 31, 2023, we did not experience a material financial impact from the Inflation Reduction Act. We do not anticipate a material financial impact from the Inflation Reduction Act during 2024.

We are subject to income taxes and various other taxes in the U.S. and in many foreign jurisdictions; therefore, changes in both domestic and international tax laws or regulations have affected and may affect our effective tax rate, results of operations, and cash flows. The Organization for Economic Co-operation and Development (the "OECD")/G20 Inclusive Framework on Base Erosion and Profit Shifting has agreed on a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (i) allocating profits to market jurisdictions ("Pillar One") and (ii) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding €20 billion and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate profits and pay taxes to market jurisdictions. Based on the current proposed revenue and profit thresholds, we do not expect to be subject to tax changes associated with Pillar One. Pillar Two focuses on global profit allocation and a global minimum tax rate. In December 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The EU Pillar Two Directive became effective on January 1, 2024.

The U.K. has enacted legislation to implement the OECD's Pillar Two rules with the passing of Finance (No.2) Act 2023. The legislation introduces a global minimum effective tax rate of 15% by implementing a domestic top-up tax and a multinational top-up tax for U.K. multinational corporations effective January 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. We do not expect that Pillar Two will have a material impact on the Consolidated financial statements.

Seasonality

Our revenues are subject to moderate seasonality, primarily due to fluctuations in advertising volumes. Advertising and marketing services revenues for our Domestic Gannett Media segment are typically highest in the fourth quarter, primarily due to fluctuations in advertising volumes tied to the holidays, regional weather, and levels of activity in our various markets, some of which have a high degree of seasonal residents and tourists. Revenues in our DMS segment experience moderate seasonality in the first quarter due to fluctuations in the seasonal needs of our advertising customers. The volume of advertising sales in any period is also impacted by other external factors such as competitors' pricing, advertisers' decisions to increase or decrease their advertising expenditures in response to anticipated consumer demand, and general economic conditions. Uncertain economic conditions continued to adversely impact our advertising revenues during 2023, and the occurrence of these factors has resulted in a reduction in demand for our print and digital advertising, reduced the rates for our advertising, and caused marketers to shift, reduce or stop spend. Refer to "Macroeconomic Environment" above for further discussion.

Employees and Human Capital Resources

We believe our employees are our greatest asset and the foundation of our business is the people and employees who make our day-to-day operations possible. ID&E are core pillars of our organization, and we regularly track our progress on workforce demographics. In 2023, we published our third installment of an annual report focused on our ID&E efforts. The 2023 Inclusion Report outlined then-current workforce diversity data, Gannett's inclusion goals that reach into 2025, as well as the steps we are taking to achieve our goals. The 2023 Inclusion Report also highlighted how we are working to meet our goals, including through our employee resource groups ("ERGs") where we leverage the unique strengths, views, and experiences of our employees to build community, drive engagement, and deliver business impact. Gannett expects to continue to publish company-wide workforce demographics twice a year. In addition, we launched our Employee Self-Identification Survey for the third consecutive year to gain increased visibility and perspective into our workforce demographic data, including the many aspects of identity, such as having military experience, having a disability, identifying as LGBTQ+, and more.

Gannett remains consistent, committed, and intentional in our quest to be a leader in ID&E. In 2023, Gannett was recognized in the 2023 Best Places to Work for LGBTQ Equality. In 2023, for the sixth year in a row, Gannett received a perfect score of 100 on the Corporate Equality Index, the nation's premier benchmarking survey and report measuring corporate policies and practices related to LGBTQ workplace equality and inclusion. Gannett was also recognized for the third time by Forbes as one of America's Best Employers for Diversity. In addition, Gannett is a proud Gold recipient of Mental Health America's Bell Seal for Workplace Mental Health, awarded for our commitment to employee mental health and well-being.

Enabling a positive employee experience, within a values-based, inclusive work culture, remains a top priority at Gannett. Aligned to our purpose, we endeavor to provide engaging work and foster a learning culture that supports our employees' ability to reach their goals and continue to develop new skills and capabilities. We aim to cultivate a safe, diverse, inclusive, and equitable culture with broad promotion of our values, and participation in our ERGs, with twelve active ERGs operating in the Company as of December 31, 2023. We operate within a "4c" model, where the strategic pillars of Career, Culture, Company, and Community are used to establish goals, determine topics for programming and live discussions, as well as track progress and successes. Our programming includes intersectional ERG events, monthly Town Hall meetings with our Chief Executive Officer and senior leadership, and many communication channels, including, as an example, our monthly Together employee newsletter, which shares strategies on topics such as hybrid working, staying socially and professionally connected, and highlighting individual employee career progression stories.

Throughout the year we engage employees through lifecycle milestones to capture feedback through diverse channels in order to maintain a clear pulse on the employee experience. Annually, the performance review process includes goal setting as well as manager feedback, coaching and individual development plans to assist with the career growth of our employees. During 2023, there was an added focus each month on enabling management effectiveness by sharing specific programs, tools, forums, and communications for people managers. We also have implemented a Company-wide mentor platform to further enable career elevation progress.

We understand the critical need for succession planning and have developed talent and succession plans with customized development plans for critical roles within the organization. On an annual basis, our Board of Directors reviews the succession plans for key senior leadership positions. Our learning programs have been designed to successfully orient employees, build leadership capabilities and meet individual development needs. Through our centralized Learning Experience Platform, we deliver and manage both internally developed and customized programs such as our leadership development program, as well as partner programs. To further our employees' experience, we offer a volunteer time benefit and community giving campaigns, inclusive holidays, including flexible holiday time for individuals to elect their desired holiday observations.

As of December 31, 2023, we employed approximately 10,000 employees in the U.S., of which approximately 17% are represented by labor unions, most of which are affiliated with one of seven international unions. As of December 31, 2023, there were approximately 2,800 employees outside of the U.S., including approximately 1,900 employed by Newsquest in the U.K. Our U.K. subsidiaries bargain with two unions over working practices, wages, and health and safety issues. Most of our unionized employees work under collective bargaining agreements that have expired, are in the negotiation process, or are negotiating towards an initial collective bargaining agreement. As of December 31, 2023, there were approximately 73 existing collective bargaining agreements and 16 bargaining units negotiating initial contracts. While we have experienced isolated work stoppages from time to time, we believe relations with our employees are generally good.

Environmental, Social and Governance Initiatives

As a leading media organization, our longstanding corporate social responsibility position is driven by our deep commitment to our communities. We are dedicated to ensuring that we have mindful and ethical business practices that positively impact our world. In early 2023, we published our 2023 ESG Report detailing the progress we made on our U.N. Sustainable Development Goals ("U.N. SDGs") that include Reduced Inequalities, Climate Action, and Peace, Justice, and Strong Institutions. The 2023 ESG Report included noteworthy highlights such as improving our workplace diversity, expanding our systems infrastructure to provide Scope 1 and 2 emissions for our entire global carbon footprint, and reducing the number of manufacturing facilities.

Gannett is committed to ensuring our coverage is widely available, actively promoted across our media sites and marketed to our millions of registered users. In January 2024, we published our network-wide 2023 Journalism Impact Report, which highlighted what we believe are the most influential articles we produced in 2023 and covers topics such as coverage on ID&E, as well as climate change. The Company commits to the ongoing publishing of an annual network-wide Journalism Impact Report, which surfaces the top stories we produced that led to action.

The well-being of our employees is of paramount importance to us and we are committed to maintaining a corporate culture that conducts business in a responsible and ethical manner that includes promoting, protecting and supporting human rights across our operations and throughout our entire organization, which is why we have adopted a company-wide Human Rights Policy. This policy expands upon an existing policy enacted by our U.K. operations. Our Human Rights Policy covers areas such as our commitment to diversity and inclusion, a safe and healthy workplace, our communities and stakeholders, and freedom of association and collective bargaining, which helps ensure our employees' right to form and choose whether to join a labor union without fear of reprisal, intimidation, or harassment. The Human Rights Policy also reflects our commitment to bargaining in good faith with chosen representatives of such groups in accordance with applicable laws.

Climate Change

Essential to Gannett's mission of empowering communities to thrive are the pillars that make up our corporate social responsibility platform. As part of our commitment to social responsibility, Gannett strives to minimize its environmental impact through sustainable business practices for sourcing, consumption, and waste. We have taken a number of steps within the organization in an effort to reduce our use of water, to recover and recycle electricity and fossil fuels when possible, and to pursue green energy options where available. We continue to reduce the number of presses in operation by consolidating print operations and by significantly reducing the square footage of our office space through consolidation of offices, in many cases, to more energy efficient spaces. We are committed to completing a comprehensive Greenhouse Gas emissions report that is expected to allow us to redefine our commitment and set targets around our carbon footprint. We also strive to incorporate sustainability throughout our supply usage and supply chain.

We invested in a best-in-class carbon accounting software, Net Zero Cloud, and partnered with Green Impact to implement this software and enhance our ability to capture emissions data on an expanded number of assets and scopes. To build upon our progress in measuring and tracking our Scope 1 and 2 emissions, we have plans to expand into Scope 3 categories. Gannett recognizes that if we are to contribute towards achieving net zero, we need to establish our full carbon footprint baseline, implementing reduction strategies along our journey.

Gannett continues to harness employee enthusiasm through Sustainability Forward, which is an ERG focused on bringing together a community of employees who are passionate about ESG topics. Sustainability Forward aims to align initiatives and efforts that support Gannett's commitment to sustainability, climate, people, and communities with a mission to contribute to a better, more inclusive, and equitable planet. In 2023, the group hosted monthly meetings, community initiatives, and company-wide events and training geared toward education, climate change solutions, traditions and investing in companies dedicated to saving our planet. With consistent growth throughout the year, the Sustainability Forward ERG ended 2023 with approximately 140 employees across the Company.

Gannett is committed to continuing to include more detailed articles to provide broader context to news in health, environment and science and include in-depth analyses that explore questions of how and why health and climate trends matter to our readers. In 2023, Gannett's U.S. National Climate Change Cross team published approximately 9,000 stories, newsletters or major projects about climate change and the environment. Additionally, the USA TODAY NETWORK publishes a weekly newsletter, Climate Point, that curates content about the environment, sustainability, and climate change from across the network for a national audience, helping readers make better informed decisions for themselves, their families, and their communities.

Corporate Governance and Public Information

The address of Gannett's website is www.gannett.com. Stockholders can access a wide variety of information on Gannett's website, under the "Investor Relations" tab, including corporate governance information, news releases, Securities and Exchange Commission ("SEC") filings, and information Gannett is required to post online pursuant to applicable SEC and New York Stock Exchange ("NYSE") rules. Gannett makes available via its website all filings it makes under the Securities Exchange Act of 1934, as amended, including Forms 10-K, 10-Q, and 8-K, as well as any related amendments as soon as reasonably practicable after they are filed with, or furnished to, the SEC. All such filings are available free of charge. The content of, or information available on, Gannett's website and any other website referred to in this report are not a part of, and are not incorporated by reference into, this report unless expressly noted otherwise.

Use of Website to Distribute Material Company Information

The Company's website address is www.gannett.com. The Company uses its website as a channel of distribution for important company information and we use the investors.gannett.com websites as a means of disclosing material non-public information and for complying with our disclosure obligations under Regulation FD. Important information, including press releases, analyst and other presentations, transcripts, and financial information regarding the Company, is routinely posted on and accessible on the Investor Relations and News and Events subpages of its website, which are accessible by clicking on the tab labeled "Investor Relations" and "News and Events", respectively, on the website home page. The Company also uses its website to expedite public access to time-critical information regarding the Company in advance of or in lieu of distributing a press release or a filing with the SEC disclosing the same information. Therefore, investors should look to the Investor Relations, and News and Events subpages of the Company's website for important and time-critical information. Visitors to the Company's website can also register to receive automatic e-mail and other notifications alerting them when new information is made available on the Company's website.

References
[a] 2023 Comscore Inc., US Multi-Platform, Desktop 2+ and Total Mobile 18+, December 2019-December 2023
[b] Newsquest used Adobe Analytics to identify unique visitors between January 2023 and December 2023

ITEM 1A. RISK FACTORS

You should carefully consider the following risks and other information in this Annual Report on Form 10-K in evaluating us and our common stock, par value $0.01 per share (the "Common Stock"). Any of the following risks could materially and adversely affect our results of operations, our financial condition, and the market price of our Common Stock. Although the risk factors are grouped by general category, many of the risks described in a given category relate to multiple categories.

Risk Factor Summary

The following is a summary of some of the risks and uncertainties that could materially adversely affect our business, financial condition, and results of operations, which are discussed in more detail below:

- We operate in a highly competitive business environment, and our success depends on our ability to compete effectively, including through the implementation of our strategic initiatives and development of new and enhanced products and services.
- Our indebtedness could materially and adversely affect our business or financial condition.
- Certain actions, including our ability to incur additional indebtedness, require the consent of our lenders and note holders which, if not provided, would limit our ability to take advantage of future opportunities.
- Our inability to raise funds necessary to repurchase the 2026 Senior Notes or the 2027 Notes, upon a change of control as described in the 2026 Senior Notes Indenture or fundamental change as described in the 2027 Notes Indenture, may lead to defaults under such indentures and under agreements governing our existing or future indebtedness. In addition, a change of control may constitute a default under the Senior Secured Term Loan, the 2026 Senior Notes or the 2027 Notes.
- Our strategy of growing our paid digital-only subscriber base may negatively impact advertising revenues in the near term.
- We may be unsuccessful in our efforts to execute our digital revenue strategy and optimize our revenue streams.
- Our DMS segment substantially utilizes online media acquired from third parties and our business could be materially adversely affected if these companies take actions that are adverse to our interests or otherwise restrict our ability to do business.
- Any required changes in targeting, such as the deprecation of third-party cookies, could materially and adversely impact our advertising revenues and business results, and impair our ability to acquire consumers efficiently.
- Volatility in the U.S. and global economies, macroeconomic events, market disruptions, and other events outside of our control, have had, and may in the future have, a material and adverse impact on our business, financial condition, and results of operations.
- Our ability to generate revenues is highly sensitive to the strength of the local economies in which we operate and the demographics of the local communities that we serve.
- The collectability of accounts receivable under adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements and in our projections of future results.
- Our financial results are subject to risks associated with our international operations.
- Foreign exchange variability could materially and adversely affect our consolidated operating results.
- Domestic and/or foreign jurisdictions may enact gross receipts taxes on our digital services which, if we are required to pay, could materially adversely affect our cash flows and financial condition.
- Foreign jurisdictions in which we operate may enact rules to address the tax challenges of the digitization of the global economy, such as those from the Organization for Economic Co-operation and Development, which could have a material adverse impact on our consolidated financial statements.
- Our possession and use of personal information and the use of payment cards by our customers and users present risks and expenses that could harm our business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of our, or our third-party service providers', network security or otherwise, could expose us to liabilities and costly litigation and damage our reputation.
- Privacy and security-related laws and other data security requirements are constantly evolving and may increase our compliance costs and potential for liability, either of which may have an adverse effect on our business, financial condition, and results of operations.
- Defects, delays, or interruptions in the cloud-based hosting services we utilize, both directly and indirectly, could adversely affect our reputation and operating results.
- We use artificial intelligence ("AI") and may use new technologies in our business, and challenges with properly managing their use by us or third parties could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.
- Any significant increase in newsprint costs or disruptions in our newsprint supply chain, including as a result of manufacturing facility closures and on-going capacity shifts between newsprint and specialty paper grades, transportation and other issues that are challenging supplier deliveries, increased demand, and inflationary pressures, may materially and adversely affect our business, results of operations and financial condition.

- The value of our goodwill and intangible assets may become impaired, which could materially and adversely affect future reported results of operations.
- If we fail to maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.
- We may not be able to protect intellectual property rights upon which our business relies and, if we lose intellectual property protection, our assets may lose value.
- We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.
- The Internal Revenue Service may disallow all or part of a worthless stock loss and bad debt deduction.
- We may not be able to generate future taxable income which may prevent our realization of deferred tax assets or require us to establish valuation allowances which could materially and adversely affect future reported results of operations.
- We are required to use a portion of our cash flows to make contributions to our pension plans, which diverts cash flow from operations, and the amount of required future contributions may be difficult to estimate.
- The loss of the services of any of our key personnel, reduced staffing levels, or our inability to attract qualified personnel in the future may materially and adversely affect our ability to operate or grow our business effectively.
- We rely on equity-based compensation to attract, retain, and motivate our key employees, which may result in price pressures on our Common Stock, stockholder dilution and increased usage of shares under our equity incentive plan during periods in which our stock price is depressed. Our ability to continue a competitive long-term equity-based incentive program required to attract and retain talent may be hindered, and alternative incentive models may cause our cash flows to be reduced.
- A shortage of skilled or experienced employees with the capabilities necessary to support our business strategies, or our inability to retain such employees, could pose a risk to achieving our business objectives, which could materially adversely affect our business and profitability.
- A number of our employees are unionized, and our business and results of operations could be materially adversely affected if current or additional labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations.
- Sustained increases in costs of employee health and welfare benefits may reduce our profitability.
- FIG LLC (the "Former Manager") is not liable to us for certain acts or omissions performed in accordance with, and prior to the termination of, our former management agreement (the "Former Management Agreement"), and for certain matters in connection with the termination of our relationship with the Former Manager, and we may incur liability for such acts or omissions.
- Our stock price is subject to volatility and there can be no assurance that the market for our stock will provide adequate liquidity.
- Our Common Stock may be delisted from the NYSE if we fail to comply with continued listing standards.
- Sales or issuances of shares of our Common Stock, including upon conversion of the 2027 Notes, could materially adversely affect the market price of our Common Stock.
- We presently have no intention to declare or pay a dividend, the terms of our indebtedness restrict our ability to pay dividends, and we may not be able to pay dividends in the future or at all.
- The percentage ownership of our existing stockholders may be diluted in the future, including upon conversion of the 2027 Notes, and holders of the 2027 Notes may possess significant voting power following conversion of the 2027 Notes.
- An "ownership change" could limit our ability to utilize our net operating loss carryforwards and other tax attributes, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and other tax benefit carryforwards.
- Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of our Common Stock.
- Our ability to compete may be materially and adversely affected if adequate capital is not available. In addition, future offerings of debt securities, which would rank senior to our Common Stock upon our liquidation, and future offerings of equity securities, which may be senior to our Common Stock for the purposes of dividend and liquidating distributions, may be dilutive and materially and adversely affect the market price of our Common Stock.


Risks Related to Competition


We operate in a highly competitive business environment, and our success depends on our ability to compete effectively, including through the implementation of our strategic initiatives and development of new and enhanced products and services.

We face significant competition from other providers of news, information, and entertainment services, including both traditional and other providers, some of which provide their products free of charge. This competition continues to intensify as a result of changes in technologies, platforms and business models and corresponding changes in consumer and customer behavior, and we may be adversely affected if consumers or customers migrate to other alternatives. In addition, to be successful, we must provide the type and quality of content our consumers desire. The number of choices available to consumers for content consumption has increased and may adversely impact demand for, and the price consumers are willing to pay for our products and services. Consumption of our content on third-party delivery platforms may also lead to loss of distribution and pricing control, loss of a direct relationship with consumers and lower engagement and subscription rates. Further, news and subscription fatigue among consumers has become more widespread and could continue to grow. These trends and developments have adversely affected, and may continue to adversely affect, our circulation and subscription revenue and advertisers' willingness to purchase advertising from us, as well as increase subscriber acquisition, retention, and other costs.

Technological developments have in some cases also increased competition by lowering barriers to entry. Other digital platforms and technologies, such as user-generated content platforms and self-publishing tools, have reduced the effort and expense of producing and distributing certain types of content on a wide scale, allowing digital-only content providers, customers, suppliers and other third parties to compete with us, often at a lower cost. Additional digital distribution channels, such as digital marketplaces, have presented, and may continue to present, challenges to our business models, which could adversely affect sales volume and pricing.

In addition, the competitive landscape may shift if other industry players adopt AI more swiftly. Furthermore, ethical concerns and public sentiment regarding AI could have reputational implications. See also the risk factor below under the heading "We use AI and may use new technologies in our business, and challenges with properly managing their use by us or third parties could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations."

In order to compete effectively, we must differentiate and distinguish our brands and our products and services, respond to and develop new technologies, distribution channels and platforms, products and services, and anticipate and consistently respond to changes in consumer and customer needs, preferences and behaviors. For example, we rely on brand awareness, reputation and acceptance of our content and other products and services in order to retain and grow our consumers and subscribers. However, consumer preferences change frequently and are difficult to predict, and when faced with a multitude of choices, consumers may place greater value on the convenience and price of products and services than they do on their source, quality, or reliability. Online traffic and product and service purchases are also driven by internet search results, referrals from social media and other platforms and visibility on digital marketplace platforms and in mobile app stores. Search engine results and digital marketplace and mobile app store rankings are based on algorithms that are changed frequently, and social media and other platforms may also vary their emphasis on what content to highlight for users. Use of AI in search engines could result in decreased viewership and engagement with our media content. Any failure to successfully manage and adapt to these changes across our businesses, including those affecting how our content, apps, products, and services are discovered, prioritized, displayed, and monetized, could impede our ability to compete effectively by significantly decreasing traffic to our offerings, lowering advertiser interest in those offerings, increasing costs if free traffic is replaced with paid traffic and lowering product sales and subscriptions. A loss in the expected popularity or discoverability of our content or other products and services could have a material adverse effect on our business, financial condition, or results of operations.

We expect to continue to pursue new strategic initiatives and develop new and enhanced products and services in order to remain competitive. We have incurred, and expect to continue to incur, significant costs in order to implement our strategies and develop new products and services, as well as other costs to acquire, develop, adopt, upgrade and exploit new and existing technologies and attract and retain employees with the necessary knowledge and skills to support our priorities. There can be no assurance any of our strategic initiatives, products or services will be successful in the manner or time period or at the cost we expect or that we will realize the anticipated benefits we expect to achieve. The failure to realize those benefits could have a material adverse effect on our business, results of operations and financial condition.

Some of our current and potential competitors may have fewer regulatory burdens, better competitive positions in certain areas, greater access to sources of content, data, technology or other services or strategic relationships or easier access to financing, which may allow them to respond more effectively to changes in technology, consumer and customer needs, preferences and behavior and market conditions. Continued consolidation among competitors in certain industries in which we operate may increase these advantages, including through greater scale, financial leverage, or access to content, data, technology and other offerings. If we are unable to compete successfully against existing or future competitors, our business, results of operations and financial condition could be materially and adversely affected.

Risks Related to Our Indebtedness

Our indebtedness could materially and adversely affect our business or financial condition.

Our indebtedness, incurred from time to time, could have significant consequences on our future operations, including making it more difficult for us to satisfy our debt obligations and our other ongoing business obligations, which may result in defaults, and limit our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industries in which we operate, and the overall economy. Our outstanding indebtedness includes the Senior Secured Term Loan, the 2026 Senior Notes and the 2027 Notes (each as defined below). On October 15, 2021, Gannett Holdings LLC ("Gannett Holdings"), our wholly-owned subsidiary, issued $400 million aggregate principal amount of 6.00% first lien notes due November 1, 2026 (the "2026 Senior Notes") and entered into a five-year senior secured term loan facility in an original aggregate principal amount of $516 million (the "Senior Secured Term Loan") with Citibank N.A., as collateral agent and administrative agent for the lenders. In addition, on January 31, 2022, Gannett Holdings entered into an amendment to the Senior Secured Term Loan to provide for incremental term loans (the "Incremental Term Loans") in an aggregate principal amount not to exceed $50 million. In addition, on March 21, 2022, Gannett Holdings exchanged an aggregate principal amount equal to $22.5 million of the 2026 Senior Notes for $22.5 million of new term loans under the Senior Secured Term Loan, and on April 8, 2022, Gannett Holdings exchanged an aggregate principal amount equal to $7.5 million of the 2026 Senior Notes for $7.5 million of new term loans under the Senior Secured Term Loan (collectively, the "Exchanged Term Loans"). All obligations under the Senior Secured Term Loan (including the Incremental Term Loans and the Exchanged Term Loans, unless otherwise specified) and the 2026 Senior Notes are secured by all or substantially all of the assets of the Company and the wholly-owned domestic subsidiaries of the Company. We may incur additional indebtedness in the future.

The Senior Secured Term Loan matures on October 15, 2026, and bears interest at the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR") (which shall not be less than 0.50% per annum) plus a margin equal to 5.00% per annum or an alternate base rate (which shall not be less than 1.50% per annum) plus a margin equal to 4.00% per annum. Accordingly, we are required to dedicate a substantial portion of cash flow from operations to fund interest payments. The Senior Secured Term Loan is amortized at $15.1 million per quarter (or, if the ratio of Total Indebtedness secured on an equal priority basis with the Senior Secured Term Loan (net of Unrestricted Cash) to Consolidated EBITDA (as such terms are defined in the Senior Secured Term Loan) for the most recently ended period of four consecutive fiscal quarters is equal to or less than 1.20 to 1.00, $7.6 million per quarter). In addition, we are required to repay the Senior Secured Term Loan from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness that is not otherwise permitted under the Senior Secured Term Loan and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and its restricted subsidiaries in excess of $100 million as of the last day of any fiscal year of the Company (beginning with the fiscal year ended December 31, 2021). Our debt service obligations reduce the amount of cash flow available to fund our working capital, capital expenditures, investments and potential distributions to stockholders. Moreover, there can be no assurance that we will be able to generate sufficient cash flow to satisfy our debt service obligations. Our ability to satisfy our debt service obligations depends on our ability to generate cash flow from operations, which is subject to a variety of risks, including general economic conditions and the strength of our competitors, which are outside our control.

The terms of our indebtedness impose significant operating and financial restrictions on us. The Senior Secured Term Loan, the 2026 Senior Notes, and the 6.0% Senior Secured Convertible Notes due 2027 (the "2027 Notes") require us to comply with numerous affirmative and negative covenants, including, in the case of the New Senior Secured Loan and the 2027 Notes, a requirement to maintain minimum liquidity of $30.0 million at the end of each fiscal quarter, and restrictions limiting our ability to, among other things, incur additional indebtedness, make investments and acquisitions, pay certain dividends, sell assets, merge, incur certain liens, enter into agreements with our affiliates, change our business, engage in sale/leaseback transactions, and modify our organizational documents. These requirements may make it impractical to declare and pay dividends at any time that the requirements are in effect. Stockholders also should be aware that they have no contractual or other legal right to dividends that have not been declared. See also "Risks Related to our Common Stock" below.

A failure to satisfy our debt service obligations on the Senior Secured Term Loan, a breach of a covenant in the Senior Secured Term Loan, or a material breach of a representation or warranty in the Senior Secured Term Loan, among other events specified in the Senior Secured Term Loan, could give rise to a default, which could give rise to the right of our lenders to declare our indebtedness, together with accrued interest and other fees, to be immediately due and payable. A failure to satisfy our debt service or conversion obligations on the 2026 Senior Notes or the 2027 Notes, among other events specified in the Indenture dated as of October 15, 2021 (the "2026 Senior Notes Indenture") or the Indenture dated as of November 17, 2020, as amended by the First Supplemental Indenture dated as of December 21, 2020 and the Second Supplemental Indenture dated as of February 9, 2021 (collectively, the "2027 Notes Indenture"), could also give rise to a default, which could give rise to the

right of noteholders to declare the principal of the 2026 Senior Notes and/or the 2027 Notes, together with accrued and unpaid interest, to be immediately due and payable. A default under the Senior Secured Term Loan or any of our indentures could also lead to a default under the other agreements governing our existing or future indebtedness (including the Senior Secured Term Loan or any of our indentures, as the case may be). An acceleration of our indebtedness would have a material adverse effect on our business, financial condition, results of operations, cash flows and stock price.

Certain actions, including our ability to incur additional indebtedness, require the consent of our lenders and note holders which, if not provided, would limit our ability to take advantage of future opportunities.

Our loan agreements, including the Senior Secured Term Loan, the 2026 Senior Notes and the 2027 Notes, contain restrictions and covenants that limit our ability to take certain actions without requisite lender approval, approval of the holders of a majority in principal amount of the notes then outstanding, or modification of the loan agreements. These limitations include restrictions on our ability to incur additional indebtedness or refinance our existing debt, make certain investments and acquisitions, pay certain dividends, sell assets, merge, incur certain liens, enter into agreements with our affiliates, change our business, engage in sale/leaseback transactions, and modify our organizational documents. While we have historically partnered with lenders that we have established relationships with and whose priorities and interests are familiar to us, many of the lenders or holders under the Senior Secured Term Loan and the holders of the 2026 Senior Notes are not historic relationships. There is no assurance that these lenders will approve or consent to our activities, even if the activities are in the best interests of our stockholders. If we are unable to secure the required consent of our lenders or noteholders, our ability to take advantage of future opportunities, including acquisition or financing opportunities, could be restricted.

Our inability to raise funds necessary to repurchase the 2026 Senior Notes or the 2027 Notes, upon a change of control as described in the 2026 Senior Notes Indenture or fundamental change as described in the 2027 Notes Indenture, may lead to defaults under such indentures and under agreements governing our existing or future indebtedness. In addition, a change of control may constitute a default under the Senior Secured Term Loan, the 2026 Senior Notes or the 2027 Notes.

Upon the occurrence of a change of control, as defined in the 2026 Senior Notes Indenture, we must, if certain other conditions are met, make an offer to repurchase the 2026 Senior Notes at a price equal to 101% of the principal amount thereof, together with any accrued and unpaid interest, if any, to, but excluding, the date of the repurchase. Similarly, upon the occurrence of a fundamental change, as defined in the 2027 Note Indenture, we must, if certain other conditions are met, make an offer to repurchase the 2027 Notes at a price equal to 110% of the principal amount thereof, together with any accrued and unpaid interest, if any, to, but excluding, the date of the repurchase. If we become obligated to repurchase the 2026 Senior Notes or 2027 Notes upon a change of control, we may not have enough available cash or may be unable to obtain financing at the time we are required to make purchases of the notes being surrendered. In addition, our ability to repurchase the notes is limited by the agreements governing our existing indebtedness (including the notes and the Senior Secured Term Loan) and may also be limited by law or regulation, or by agreements that will govern our future indebtedness. Our failure to repurchase the 2026 Senior Notes or 2027 Notes at a time when the repurchase is required by the 2026 Senior Notes Indenture or the 2027 Notes Indenture, respectively, would constitute a default under the respective indenture. A default under the governing indenture or the change of control itself could also lead to a default under agreements governing our existing or future indebtedness (including the Senior Secured Term Loan).

The Senior Secured Term Loan provides, and future credit agreements or other agreements relating to indebtedness to which we become a party may provide, that the occurrence of certain change of control events with respect to Gannett would constitute a default thereunder. If we experience a change of control event that triggers a default under our Senior Secured Term Loan, we may seek a waiver of such default or may attempt to refinance the Senior Secured Term Loan. In the event we do not obtain such a waiver or refinance the Senior Secured Term Loan, such default could result in amounts outstanding under our Senior Secured Term Loan being declared due and payable.

The Senior Secured Term Loan, the 2026 Senior Notes, and the 2027 Notes contain, and future indebtedness that we may incur may contain, prohibitions on the occurrence of certain events that would constitute a change of control or, in the case of the 2026 Senior Notes and the 2027 Notes, require the repurchase of such indebtedness upon a change of control. Moreover, the exercise by the holders of their right to require us to repurchase their 2026 Senior Notes or the 2027 Notes could cause a default under such indebtedness, even if the change of control itself does not, due to the financial effect of such repurchase on us. Finally, the ability to pay cash to the holders of the 2026 Senior Notes or the 2027 Notes following the occurrence of a change of control may be limited by our then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases.

Risks Related to Digital Commerce and Media

Our strategy of growing our paid digital-only subscriber base may negatively impact advertising revenues in the near term.

A key element of our consumer strategy is growing our paid digital-only subscriber base, which may lead to declines in our existing advertising revenue. To implement our strategy and grow our paid digital-only subscriber base, we may need to restrict certain content from non-subscriber access or limit the amount of content non-subscribers can view in an effort to encourage non-subscribers to become paid digital subscribers. In the short-term, this strategy may reduce the number of unique visitors accessing our content and, in turn, reduce our digital advertising revenue. Over time, the anticipated increase in the number of paid digital-only subscribers is expected to increase our circulation revenue derived from paid digital-only subscribers as well as our digital advertising revenues. However, there can be no assurance that we will be able to increase the number of our paid digital-only subscribers in amounts or within the time periods we expect. If we are unable to grow or retain the volume of such subscribers, our circulation and advertising revenues could decline materially and adversely affecting our results of operations and financial condition.

Declining subscriber volume can also lead to more marked declines in advertising revenue. Print subscriber volume declines directly impact preprint and other print revenues that are linked to the number of subscribers. In terms of digital advertising revenues, news aggregation websites and customized news feeds (often free to users) reduce traffic on our websites and related digital advertising revenues. While we do sell paid digital-only subscriptions for our content through some of these news aggregators, we have reduced our ability to fully monetize those users since they do not engage with our content within our own platforms. If traffic levels stagnate or decline, and/or print subscriber volume continues to decline, we may not be able to maintain or increase the advertising rates or attract new advertising customers. Further, we are generally not compensated for the consumption of our original content on third-party digital products and social platforms.

We may be unsuccessful in our efforts to execute our digital revenue strategy and optimize our revenue streams.

Print-related revenue streams have continued to decline at a significant pace. We have focused on offsetting traditional print advertising and circulation revenue declines in part by diversifying our sources of revenue through the development and acquisition of complementary businesses with growth potential. For example, our business USA TODAY NETWORK Ventures produces local events.

There can be no assurance that we will be able to grow revenue from these or other complementary businesses we may develop internally or acquire, or that any revenue generated by new business lines will be adequate to offset revenue declines from our legacy businesses. For example, technological developments could adversely affect the availability, applicability, marketability and profitability of the suite of SMB services we offer. Technological developments and any changes we make to our business strategy may require significant capital investments, and such investments may be restricted by the Senior Secured Term Loan.

These complementary businesses also face competition from various digital media providers, such as Google, which may have more resources to invest in product development and marketing. Our salesforce may not be able to utilize the relationships we have throughout our local property network to effectively sell these products. If we are unable to diversify our traditional revenues with revenues from complementary businesses, we may experience persistent declines in revenue which could materially and adversely affect our results of operations and financial condition.

Our DMS segment substantially utilizes online media acquired from third parties and our business could be materially adversely affected if these companies take actions that are adverse to our interests or otherwise restrict our ability to do business.

Our DMS segment substantially utilizes online media acquired from third parties, particularly Google, Facebook, and Microsoft, which account for a large majority of all U.S. internet searches and traffic. These companies, and the other companies with which we do business, have no obligation to conduct business with us, and may decide at any time and for any reason to significantly curtail or inhibit our ability to do business with them. Additionally, any of these companies may make significant changes to their respective business models, policies, systems, plans or ownership, and those changes could impair or inhibit the manner in which they sell their advertising units or otherwise conduct their business with us. For example, new privacy controls and tracking transparency frameworks that have been implemented or may be implemented in the future, by platforms such as Facebook, Google, and Apple would limit our ability to access and use data from consumers through those platforms, which we rely on for digital advertising and marketing. Any such controls or transparency frameworks may impair our ability to market to consumers. Any new developments or rumors of developments regarding business practices at

companies that affect the online advertising industry may materially and adversely affect our products or services, or create perceptions with our clients that our ability to compete in the online marketing industry has been impaired.

Any required changes in targeting, such as the deprecation of third-party cookies, could materially and adversely impact our advertising revenues and business results, and impair our ability to acquire consumers efficiently.

We use certain practices and techniques, such as utilizing third-party cookies, to enhance our customer's online experience by allowing us to customize and display relevant content and advertising. As a response to growing concern over data privacy, third parties, including major browsers, are phasing out third-party cookies, commonly referred to as "cookie deprecation". For example, Google Chrome has restricted third-party cookies by default for one percent of users and has announced that it will phase out cookies for 100% of users in 2024. The industry-wide shift towards cookie deprecation presents a challenge as the advertising industry has yet to find a universally accepted solution to address the impact on programmatic advertising. If we are unable to find alternative strategies to address data privacy changes, our ability to provide certain types of advertising may be compromised or may result in lower rates and revenues, and our business results could be materially and adversely affected. In addition, cookie deprecation may result in difficulties delivering relevant audience targeting and our customer acquisition strategies may become less efficient.

Risks Related to Macroeconomic Factors

Volatility in the U.S. and global economies, macroeconomic events, market disruptions, and other events outside of our control, have had, and may in the future have, a material and adverse impact on our business, financial condition, and results of operations.

Current and future conditions in the economy have an inherent degree of uncertainty and are impacted by political, market, health and social events or conditions. As a result, it is difficult to estimate the level of growth or contraction for the economy as a whole. It is even more difficult to estimate growth or contraction in various parts, sectors and regions of the economy, including the markets in which we participate. We are currently operating in, and expect for the foreseeable future to continue to operate in, a period of economic uncertainty and market volatility, including as a result of higher inflation, increased interest rates, supply chain disruptions, fluctuating foreign currency exchange rates and other geopolitical events. These conditions have had, and may continue to have, a negative impact on our business, including the demand for advertising and advertising revenues.

Advertisers have responded, and may in the future respond, to such economic uncertainty by reducing their budgets or shifting priorities or spending patterns, which has had and could have a material adverse impact on our business. Continued declines in market spend or advertisers' changing priorities in response to any further economic slowdown or decline could have a material adverse impact on our business.

Challenging economic conditions, especially higher inflation and interest rates, have had, and may continue to have, an adverse impact on our consumers and consumer spending, which, in turn, could materially and adversely affect our business. Discretionary purchases, including for our products and services, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence.

Higher interest rates, which may continue to fluctuate, could result in increased borrowing costs which may negatively affect our operating results. We are exposed to potential increases in interest rates associated with our Senior Secured Term Loan. Further, if the equity and credit markets deteriorate, it may make any necessary debt or equity financing more difficult to obtain in a timely manner, if at all, or on favorable terms, as well as more costly or dilutive. Further, rising interest rates may negatively impact our ability to sell or dispose of our real estate and other assets which in turn may impact our ability to repay debt.

Our operations in foreign jurisdictions have also been affected by volatile markets, uncertain economies, and geopolitical and local events. We have been and will continue to be impacted by fluctuations in foreign currency exchange rates, primarily related to our operations in the U.K.

We have been, and may continue to be, impacted by inflation, higher costs associated with labor, newsprint, ink, printing plates, fuel, delivery costs and utilities, higher interest rates, and supply chain disruptions. Global or regional recessions, perceived or actual, higher unemployment and declines in income levels may also materially and adversely affect our business and financial condition.

Adverse changes may also occur as a result of other events outside of our control, including pandemics and other health crises, political uncertainties, hostilities or social unrest, war, terrorism or other similar events, declining oil prices, wavering customer confidence, volatility in stock markets, contraction of credit availability, declines in real estate values, natural disasters, severe weather events (which may occur with increasing frequency and intensity), or other factors affecting economic conditions in general. These changes may negatively affect the sales of our products, increase exposure to losses from bad debts, increase the cost and decrease the availability of financing, or increase costs associated with publishing and distributing our publications. For example, the COVID-19 pandemic caused significantly increased economic and demand uncertainty, inflationary pressure in the U.S., U.K. and elsewhere, supply chain disruptions, volatility in the capital markets, a decline in consumer confidence, changes in consumer behavior, significant economic deterioration, and an increasingly competitive labor market. The COVID-19 pandemic and the resulting business and travel restrictions led to decreased demand for our advertising services, as well as reductions in the single copy and commercial distribution of our newspapers. Declining revenue may impair our ability to generate sufficient cash flows to service our existing or any future debt obligations, including the Senior Secured Term Loan, the 2026 Senior Notes, and the 2027 Notes. There can be no assurance that cost constraint actions, if any, taken in response to the pandemic or any future crisis outside our control, will offset possible future impacts of the crisis. Any measures taken to preserve cash flow and defer payments into future periods, such as the deferral of pension obligations in connection with the COVID-19 pandemic, could have a greater impact on cash flow in future periods as we also incur such payments in the normal course of business. Moreover, such measures, and other measures we may implement in the future in response to a crisis, may negatively impact our reputation and our ability to attract and retain employees. See "Risks Related to Pension Obligations and Employees" below. Accordingly, the COVID-19 pandemic had, and future events outside of our control may have, the effect of heightening various risks described in this Annual Report on Form 10-K. Any sustained economic downturn in the U.S. or any of the other countries in which we conduct significant business, other adverse macroeconomic events, market disruptions, or other events outside of our control, could materially and adversely affect our business, operating results, and financial condition.

Our ability to generate revenues is highly sensitive to the strength of the local economies in which we operate and the demographics of the local communities that we serve.

Our advertising revenues and, to a lesser extent, circulation revenues, depend upon a variety of factors specific to the communities that our publications serve. These factors include, among others, the size and demographic characteristics of the local population, local economic conditions in general and the economic condition of the retail segments of the communities that our publications serve. If the local economy, population or prevailing retail environment of a community we serve experiences a downturn, our publications, revenues and profitability in that market could be materially and adversely affected. Our advertising revenues are also susceptible to negative trends in the general economy that affect customer spending and is impacted by other external factors such as competitors' pricing, and advertisers' decisions to increase or decrease their advertising expenditures in response to anticipated consumer demand. The advertisers in our newspapers and other publications and related websites are primarily retail businesses that can be significantly affected by regional or national economic downturns and other developments. For example, many traditional retail companies continue to face greater competition from online retailers and face uncertainty in their businesses, which has reduced and may continue to reduce their advertising spending. Declines in the U.S. economy could also significantly affect key advertising revenue categories, including classified ads such as help wanted, real estate, and automotive.

The collectability of accounts receivable under adverse economic conditions could deteriorate to a greater extent than provided for in our financial statements and in our projections of future results.

Adverse economic conditions in the U.S. and in other areas where we operate may increase our exposure to losses resulting from financial distress, insolvency and the potential bankruptcy of our advertising customers. Our accounts receivable is stated at net estimated realizable value, and our allowance for doubtful accounts represents our best estimate of credit exposure and is determined based on several factors, including the length of time the receivables are past due, historical payment trends and current economic factors. If such collectability estimates prove inaccurate, adjustments to future operating results could occur.


Risks Related to International Operations


Our financial results are subject to risks associated with our international operations.

The Newsquest segment operates in the U.K., and the DMS segment has international sales operations in the U.K., Australia, New Zealand and Canada, as well as campaign support services in India. Revenue from international operations comprised 10% of our total revenue for the year ended December 31, 2023. Our ability to manage these international operations successfully is subject to numerous risks inherent in foreign operations, including:

- Challenges or uncertainties arising from unexpected legal, political, economic, or systemic events;
- Difficulties or delays in developing a network of clients in international markets;
- Restrictions on the ability of U.S. companies to do business in certain foreign countries;
- Compliance with legal or regulatory requirements, including with respect to internet services, privacy and data protection, censorship, banking and money transfers, and sale transactions, which may limit or prevent the offering of our products in some jurisdictions or otherwise harm our business;
- International intellectual property laws that may be insufficient to protect our intellectual property or permit us to successfully defend our intellectual property in international lawsuits;
- Difficulties in staffing and managing foreign operations, as well as the existence of workers' councils and labor unions, which could make it more difficult to terminate underperforming employees;
- Currency fluctuations and price controls or other restrictions on foreign currency; and
- Potential adverse tax and legislation consequences, including difficulties in repatriating earnings generated abroad.

Any of the foregoing factors could materially and adversely impact our international operations, which could harm our overall business, operating results, and financial condition.

In addition, the exit of the U.K. from the European Union ("Brexit") may continue to adversely affect economic and market conditions in the U.K. and the European Union, create ongoing uncertainty around doing business in the U.K. and result in additional costs and compliance obligations, including with respect to tariffs and other trade barriers, data protection and transfer, tax rates and the recruitment and retention of employees. Further, there is no current trade agreement between the U.K. and the U.S. The risk remains that Brexit, as well as the lack of a U.S.-U.K. trade agreement, could affect the attractiveness of the U.K. as a global investment center and, as a result, could have a detrimental impact on economic growth in the country.

Foreign exchange variability could materially and adversely affect our consolidated operating results.

Our financial statements are denominated in U.S. dollars however, certain of our operations are conducted in currencies other than our reporting currency because we conduct operations in foreign jurisdictions. For example, Newsquest operates in the U.K., and its operations are conducted in foreign currency, primarily the British pound sterling. Weakening in the British pound sterling to U.S. dollar exchange rate has in the past, and could in the future, diminish Newsquest's contributions to our results of operations. If the value of currency in any of the jurisdictions where we conduct business weakens as compared with the U.S. dollar, our operations in those jurisdictions similarly will contribute less to our results. Since our financial statements are denominated in U.S. dollars, changes in foreign currency exchange rates between the U.S. dollar and other currencies have had, and will continue to have, a currency translation impact on our earnings when the results of those operations that are reported in foreign currencies are translated into U.S. dollars for inclusion in our consolidated financial statements, which could, in turn, have a material adverse effect on our reported results of operations in a given period or in specific markets.

Domestic and/or foreign jurisdictions may enact gross receipts taxes on our digital services which, if we are required to pay, could materially adversely affect our cash flows and financial condition.

The U.K. imposes a 2% Digital Services Tax ("DST") that applies to gross revenue of specified digital business models deriving value from participation of their U.K.-based users. The tax is intended to apply to search engines, social media platforms, and online marketplaces. Newsquest's revenue from its small online marketplace is currently below the threshold at which the DST applies. If Newsquest's applicable revenues grew to exceed the threshold and/or if DST was to become applicable more widely to online advertising, we may have to pay additional cash taxes, which could materially and adversely affect our results of operations, financial condition, and cash flows.

Maryland enacted the first tax targeting digital advertising in the United States. The scaled rate between 2.5% and 10% Digital Advertising Gross Revenues Tax will be imposed on annual gross revenues derived from digital advertising services. The rate of tax varies depending on the amount of revenue a company earns. However, as amended, the legislation exempts digital advertising by a "broadcast entity" or a "news media entity." Maryland's new digital advertising tax could be the beginning of a wave of similar new taxes on digital advertising enacted by other states that are experiencing budget shortfalls and economic distress. Adoption of similar taxes in U.S. states, particularly if such states do not exempt broadcast or news media entities, could materially and adversely affect our results of operations, financial condition, and cash flows.

Risks Related to International Tax Legislation

Foreign jurisdictions in which we operate may enact rules to address the tax challenges of the digitization of the global economy, such as those from the Organization for Economic Co-operation and Development, which could have a material adverse impact on our consolidated financial statements.

The Organization for Economic Co-operation and Development (the "OECD")/G20 Inclusive Framework on Base Erosion and Profit Shifting has agreed on a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (i) allocating profits to market jurisdictions ("Pillar One") and (ii) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding €20 billion and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate profits and pay taxes to market jurisdictions. Pillar Two focuses on global profit allocation and a global minimum tax rate. In December 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The EU Pillar Two Directive became effective on January 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. Based on the current proposed revenue and profit thresholds, we do not expect to be subject to tax changes associated with Pillar One or Pillar Two, but will continue to evaluate the potential future impact of both the proposals on our consolidated financial statements and related disclosures. The potential impact of any future rules or regulations to address the tax challenges arising from the digitization of the global economy could have a material adverse effect on our consolidated financial statements.

Risks Related to Cybersecurity and Artificial Intelligence

Our possession and use of personal information and the use of payment cards by our customers and users present risks and expenses that could harm our business. Unauthorized access to or disclosure or manipulation of such data, whether through breach of our, or our third-party service providers', network security or otherwise, could expose us to liabilities and costly litigation and damage our reputation.

Our information systems, both online and on-premise, store and process confidential subscriber and other user data, such as names, email addresses, phone numbers, addresses, and other personal information. Therefore, maintaining our network and identity security is critical. In addition, we rely on the technology, systems, and services provided by third-party vendors and outsourced service providers (including cloud-based service providers) for a variety of operations, including encryption and authentication technology, employee email, domain name registration, content delivery to customers, administrative functions (including payroll processing and certain finance and accounting functions), technology functions (including application development and technology support functions) and other operations.

We regularly face risks related to cybersecurity incidents and threats, including attempts by malicious actors, which may be external or internal threat actors, to breach our security and compromise our information technology systems. Because we are a news reporting organization, these risks also include attempts by attackers to manipulate or misrepresent our news reporting. Attackers may use a blend of technology and social engineering techniques (including denial of service attacks, phishing attempts intended to induce our employees and users to disclose information or unwittingly provide access to systems or data, and other techniques) to disrupt service or exfiltrate data. Cybersecurity incidents and threats are constantly evolving, increasing the difficulty of detecting and successfully defending against them. We and the third parties with which we work may be more vulnerable to the risk from activities of this nature as a result of operational changes such as significant increases in remote work. To date, no cybersecurity incidents or threats have had, either individually or in the aggregate, a material adverse effect on our business, financial condition, or results of operations.

In addition, our systems, and those of the third parties with which we work and on which we rely, may be vulnerable to interruption or damage that can result from the effects of natural disasters or climate change (such as increased storm severity and flooding); fires; power, systems or internet outages; acts of terrorism; pandemics; or other similar events.

We have implemented controls and taken other preventative measures designed to strengthen our systems against such cybersecurity incidents and threats, including measures designed to reduce the impact of a security breach at our third-party vendors and outsourced service providers. Efforts to prevent hackers from disrupting our service or otherwise accessing our systems are expensive to develop, implement and maintain. These efforts require ongoing monitoring and updating as technologies change and efforts to overcome security measures become more sophisticated and may limit the functionality of or otherwise negatively impact our products, services, and systems. Although the costs of the controls and other measures we have taken to date have not had a material effect on our financial condition, results of operations or liquidity, the costs and effort to respond to a cybersecurity incident or threat and/or to mitigate any security vulnerabilities that may be identified in the future could be significant.

Additionally, we depend on the security of our third-party service providers and business partners. Unauthorized use of or inappropriate access to our, or our third-party service providers' or business partners' networks, computer systems and services could potentially jeopardize the security of confidential information of our customers or users, including payment card (credit or debit) information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not recognized until launched against a target, we or our third-party service providers or business partners may be unable to anticipate these techniques or to implement adequate preventative measures. Non-technical means, such as actions or omissions by an employee or contractor, can also result in a data breach or other cybersecurity incident. A party that is able to circumvent our security measures could misappropriate our proprietary information or the information of our vendors, business partners, customers or users, cause interruption in our operations, or damage our computers or those of our vendors, business partners, customers or users. As a result of any such breaches or incidents, vendors, business partners, customers, users or other third parties may assert claims of liability against us and these activities may subject us to governmental fines or penalties, legal claims, adversely impact our reputation, and interfere with our ability to provide our products and services, all of which may have an adverse effect on our business, financial condition, and results of operations. The coverage and limits of our insurance policies may not be adequate to reimburse us for losses caused by security breaches or other cybersecurity incidents.

A significant number of our customers authorize us to bill their payment card accounts directly for all amounts charged by us. These customers provide payment card information and other personally identifiable information which, depending on the particular payment plan, may be maintained to facilitate future payment card transactions. Under payment card rules and our contracts with our card processors, if there is a breach of payment card information that we store, we could be liable to the banks that issue the payment cards for their related expenses and penalties. In addition, if we fail to follow payment card industry data security standards, even if there is no compromise of customer information, we could incur significant fines or lose our ability to give our customers the option of using payment cards. If we were unable to accept payment cards, our business would be seriously harmed.

There can be no assurance that any security measures we, or our third-party service providers, take will be effective in preventing a data breach. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. If an actual or perceived breach of our security occurs, the perception of the effectiveness of our security measures could be harmed and we could lose customers or users. Failure to protect confidential customer data or to provide customers with adequate notice of our privacy policies could also subject us to liabilities imposed by international or United States federal and state regulatory agencies or courts. We could also be subject to evolving international, federal and state laws that impose data breach notification requirements, specific data security obligations, or other customer privacy-related requirements. Our failure to comply with any of these laws or regulations may have an adverse effect on our business, financial condition, and results of operations.

Privacy and security-related laws and other data security requirements are constantly evolving and may increase our compliance costs and potential for liability, either of which may have an adverse effect on our business, financial condition, and results of operations.

Many jurisdictions have enacted or are considering enacting privacy or data protection laws and regulations that apply to the processing or protection of personal information. These laws and regulations may impose additional security breach notification requirements, notice and consent requirements and specific data security obligations, and may also provide for a private right of action or statutory damages. The compliance costs and operational burdens imposed by these laws and regulations could be significant. Failure to protect confidential data, provide individuals with adequate notice of our privacy policies or obtain required valid consent, could subject us to liabilities imposed by the jurisdictions where we operate. Further, because some of our products and services are available on the internet, we may be subject to laws or regulations exposing us to liability or compliance obligations even in jurisdictions where we do not have a substantial presence.

Existing privacy-related laws and regulations are evolving and are subject to potentially differing interpretations. Various federal and state legislative and regulatory bodies, as well as foreign legislative and regulatory bodies, may expand current laws or enact new laws regarding privacy and data protection. For example, the General Data Protection Regulation adopted by the EU and the Data Protection Act of 2018 in the U.K. impose stringent data protection requirements and significant penalties for noncompliance; California's Consumer Privacy Act created data privacy rights, which other states have implemented as well; and the EU's anticipated ePrivacy Regulation is expected to impose, with respect to electronic communications and website cookies, additional data protection and data processing requirements beyond those of the current EU ePrivacy Directive. Any failure or perceived failure by us, or the third-party service providers upon which we rely, to comply with laws and regulations that govern our business operations, as well as any failure or perceived failure by us, or the third-party service providers upon which we rely, to comply with our own posted policies, could result in claims against us by governmental entities or others, negative publicity and a loss of confidence in us by our customers, users and advertisers. Each of these potential consequences could materially adversely affect our business and results of operations.

Defects, delays, or interruptions in the cloud-based hosting services we utilize, both directly and indirectly, could adversely affect our reputation and operating results.

Third-party subscription-based software services as well as public cloud infrastructure services are utilized to provide solutions for many of our computing and bandwidth needs. Any interruptions to these services generally could result in interruptions in service to our subscribers and advertisers and/or our critical business functions, notwithstanding any contractual service level commitments, business continuity or disaster recovery plans or agreements that may currently be in place with some of these providers. This could result in unanticipated downtime and/or harm to our operations, reputation, and operating results. A transition from these services to different cloud providers would be difficult to implement and cause us to incur significant time and expense. In addition, if hosting costs increase over time and/or if we require more computing or storage capacity as a result of subscriber growth or otherwise, our costs could increase disproportionately.

We use AI and may use new technologies in our business, and challenges with properly managing their use by us or third parties could result in reputational harm, competitive harm, and legal liability, and adversely affect our results of operations.

We have incorporated and may continue to incorporate AI solutions and other new technologies into our platform, offerings, services and features, and these applications have become and may become important in our operations over time. Our competitors or other third parties may incorporate AI into their products more quickly or more successfully than us, which could impair our ability to compete effectively and adversely affect our results of operations. If our competitors and other third parties adopt AI applications that use our content without end users visiting our network of websites, our digital advertising and subscription revenues could be reduced and we could lose additional monetization opportunities. The introduction of AI applications into our business may disrupt our relationship with employees and/or result in labor disputes if the AI tools are viewed as displacing work from newsrooms, which could adversely affect our business and results of operations. Additionally, if the content, analyses, or recommendations that AI applications assist in producing, or our descriptions of our AI use in contexts where we make AI disclosures, are or are alleged to be deficient, inaccurate, or biased, our reputation, business, financial condition, and results of operations may be adversely affected.

The use of AI applications may result in cybersecurity incidents that implicate the personal data of end users of such applications or other confidential data. Any such cybersecurity incidents related to our use of AI applications could adversely affect our reputation and results of operations and expose us to civil litigation and/or regulatory actions. AI applications also introduce risks to our ability to protect our intellectual property, to the extent large language models have used our content to train AI tools. Similarly, if we use open-source AI applications, we could be subject to claims of infringement of others' intellectual property, which could adversely affect our business and results of operations.

AI also presents emerging ethical and legal issues and our use of AI may result in brand or reputational harm, competitive harm, or legal liability. The rapid evolution of AI, including proposed and future regulation of AI, such as the EU AI Act, could significantly impact our business and will require significant resources to develop, test and maintain our platform, offerings, services, and features to help us implement AI ethically and in a compliant manner in order to minimize unintended, harmful impacts.

Additional Risks Related to Our Business

Any significant increase in newsprint costs or disruptions in our newsprint supply chain, including as a result of manufacturing facility closures and on-going capacity shifts between newsprint and specialty paper grades, transportation and other issues that are challenging supplier deliveries, increased demand, and inflationary pressures, may materially and adversely affect our business, results of operations and financial condition.

Our ability to supply the needs of our print operations depends upon the continuing availability of newsprint at an acceptable price, and our results of operations may be impacted significantly by changes in newsprint prices. The price of newsprint has historically been volatile, and a number of factors may cause prices to increase, including capacity reductions through the closure and consolidation of newsprint mills or the conversion of newsprint mills to other products or grades of paper, which has reduced the number of newsprint suppliers over the years. North American newsprint is supplied by nine manufacturers with only three mills in the United States. Offshore exports are approaching 50% of total North America shipments and will increase as domestic demand declines and global newsprint capacity is removed. North American suppliers are becoming a larger share of the global market and consequently domestic supply is susceptible to longer delivery times and pricing volatility tied to economic and geopolitical factors. An increase in supplier operating expenses due to, among other things, rising raw material, energy, transportation and other distribution costs, and inflationary pressures impact the overall cost of newsprint and delivery and lead to supply chain disruptions. We may not be able to secure alternative providers quickly and cost-effectively, which could disrupt our printing and distribution operations or increase the cost of printing and distributing our newspapers. Shortages of newsprint have historically resulted in, and may in the future result in, higher prices. We generally maintain only a 30- to 55-day inventory of newsprint. The timely procurement of necessary production materials is critical and any significant increase in the cost of newsprint, or undersupply or other significant disruption in the newsprint supply chain, could have a material adverse effect on our business, results of operations and financial condition.

The value of our goodwill and intangible assets may become impaired, which could materially and adversely affect future reported results of operations.

Our goodwill and indefinite-lived intangible assets, which include mastheads, are subject to annual impairment testing, and more frequent testing upon the occurrence of certain events or significant changes in our circumstances, to determine whether the fair value of such assets is less than their carrying value. In such a case, a non-cash charge to earnings may be necessary in the relevant period, which could materially and adversely affect future reported results of operations. At December 31, 2023, the carrying value of our goodwill, indefinite-lived intangible assets and amortizable intangible assets was $533.9 million, $166.9 million and $357.5 million, respectively.

We performed goodwill and indefinite-lived intangible impairment tests in the fourth quarter of 2023 with the assistance of third-party valuation specialists and determined that there were no goodwill or intangible impairments.

Management assumptions used to calculate fair value are highly subjective and involve forecasts of future economic and market conditions and their impact on operating performance. Changes in key assumptions impacting the analyses could result in the recognition of additional impairment. There can be no assurance that we will not be required to take an impairment charge in the future which could have a material adverse effect on our results of operations. While we believe our judgments represent reasonably possible outcomes based on available facts and circumstances, adverse changes to the assumptions, including those related to macroeconomic factors, comparable public company trading values and prevailing conditions in the capital markets, could lead to future declines in the fair value of a reporting unit. If our future operating results are not in line with the cash flow forecasts underlying our impairment analysis, we could have an impairment of our goodwill or intangible assets in the future and such impairment could materially affect our operating results. We continually evaluate whether current factors or indicators, such as prevailing conditions in the business environment, capital markets or the economy generally, and actual or projected operating results, require the performance of an interim impairment assessment of goodwill, as well as other long-lived assets. For example, any significant shortfall, now or in the future, in advertising revenues or subscribers and/or consumer acceptance of our products could lead to a downward revision in the fair value of certain reporting units.

If we fail to maintain proper and effective internal control over financial reporting, our operating results and our ability to operate our business could be harmed.

The Sarbanes-Oxley Act and related rules and regulations require that management report annually on the effectiveness of our internal control over financial reporting and assess the effectiveness of our disclosure controls and procedures on a quarterly basis. Maintaining and adapting our internal controls is expensive and requires significant management attention. Moreover, as we continue to evolve, our internal controls may become more complex and require additional resources to ensure they remain effective amid dynamic regulatory and other guidance.

If we fail to maintain adequate internal controls, including any failure to implement required new or improved controls, or if we experience difficulties in their implementation, we could fail to meet our financial reporting obligations and our business, financial results as well as our reputation could be harmed.

We may not be able to protect intellectual property rights upon which our business relies and, if we lose intellectual property protection, our assets may lose value.

Our business depends on our intellectual property, including, but not limited to, our titles, mastheads, content and proprietary software, which we may attempt to protect through patents, copyrights, trade laws and contractual restrictions, such as confidentiality agreements. We believe our proprietary and other intellectual property rights are important to our success and our competitive position.

Despite our efforts to protect our proprietary rights, unauthorized third parties may attempt to copy or otherwise obtain and use our content, services and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, we may not realize the full value of these assets, and our business may suffer. If we must litigate to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of third parties, such litigation may be costly and divert the attention of our management from day-to-day operations.

We are subject to environmental and employee safety and health laws and regulations that could cause us to incur significant compliance expenditures and liabilities.

Our operations are subject to federal, state and local laws and regulations pertaining to the environment, storage tanks and the management and disposal of wastes at our facilities. Under various environmental laws, a current or previous owner or operator of real property may be liable for contamination resulting from the release or threatened release of hazardous or toxic substances or petroleum at that property. Such laws often impose liability on the owner or operator without regard to fault, and the costs of any required investigation or cleanup can be substantial. Although in connection with certain of our acquisitions we have rights to indemnification for certain environmental liabilities, these rights may not be sufficient to reimburse us for all losses that we might incur if a property acquired by us has environmental contamination. In addition, although in connection with certain of our acquisitions we have obtained insurance policies for coverage for certain potential environmental liabilities, these policies have express exclusions to coverage as well as express limits on amounts of coverage and length of term. Accordingly, these insurance policies may not be sufficient to provide coverage for us for all losses that we might incur if a property acquired by us has environmental contamination.

Our operations are also subject to various employee safety and health laws and regulations, including those pertaining to occupational injury and illness, employee exposure to hazardous materials and employee complaints. Environmental and employee safety and health laws tend to be complex, comprehensive and frequently changing. As a result, we may be involved from time to time in administrative and judicial proceedings and investigations related to environmental and employee safety and health issues. These proceedings and investigations could result in substantial costs to us, divert our management's attention and adversely affect our ability to sell, lease or develop our real property. Furthermore, if it is determined that we are not in compliance with applicable laws and regulations, or if our properties are contaminated, it could result in significant liabilities, fines or the suspension or interruption of the operations of specific printing facilities.

Future events, such as changes in existing laws and regulations, new laws or regulations or the discovery of conditions not currently known to us, may give rise to additional compliance or remedial costs that could be material.

The Internal Revenue Service may disallow all or part of a worthless stock loss and bad debt deduction.

We made an election in 2017 to treat one of our international subsidiaries as a disregarded entity for U.S. federal income tax purposes, which resulted in worthless stock and bad debt deductions of $100.9 million, yielding a tax benefit of $32.5 million. The Internal Revenue Service ("IRS") is auditing these tax deductions, and as such, the audit could result in the reversal of all or part of the income tax benefit. To account for this uncertainty, a reserve of $11.3 million was established to reduce the benefit to an estimated realizable value of $21.2 million. While we believe this represents our best estimate of the benefit to be realized upon final acceptance of our tax return, the IRS could reject or reduce the amount of tax benefit related to these deductions. If the IRS rejects or reduces the amount of this income tax benefit, we may have to pay additional cash income taxes, which could materially and adversely affect our results of operations, financial condition, and cash flows. We cannot guarantee what the ultimate outcome or amount of the benefit we receive, if any, will be.

We may not be able to generate future taxable income which may prevent our realization of deferred tax assets or require us to establish valuation allowances which could materially and adversely affect future reported results of operations.

We have deferred tax assets reported on our balance sheet, net of valuation allowances and deferred tax liabilities of $35.1 million. If we do not have taxable income in future years, we may be required to establish a valuation allowance against the deferred tax assets that are not currently valued.

Risks Related to Pension Obligations and Employees

We are required to use a portion of our cash flows to make contributions to our pension plans, which diverts cash flow from operations, and the amount of required future contributions may be difficult to estimate.

We, along with our subsidiaries, sponsor various defined benefit retirement plans, including plans established under collective bargaining agreements. Our retirement plans include (i) the Gannett Retirement Plan (the "GR Plan"), (ii) the Newsquest and Romanes Pension Schemes in the U.K., (iii) the Newspaper Guild of Detroit Pension Plan, (iv) the George W. Prescott Publishing Company Pension Plan and (v) the Times Publishing Company Defined Benefit Pension Plan.

Our pension plans invest in a variety of equity and debt securities. Future volatility and disruption in the equity and bond markets could cause declines in the asset values of our pension plans. As of December 31, 2023, the value of our pension assets exceeded our pension benefit obligations and our retirement plans were overfunded by approximately $125.9 million on a U.S. generally accepted accounting principles ("U.S. GAAP") basis.

During the year ended December 31, 2023, we made $0.1 million in contributions to the GR Plan. Beginning with the quarter ended December 31, 2022, and ending with the quarter ending September 30, 2024, the GR Plan's appointed actuary has and will certify the GR Plan's funded status for each quarter (the "Quarterly Certification") in accordance with U.S. GAAP. If the GR Plan is less than 100% funded, we will make a $1.0 million contribution to the GR Plan no later than 60 days following the receipt of the Quarterly Certification, provided, however, that our obligation to make additional contractual contributions will terminate the earlier of (a) the day following the date that a contractual contribution would be due for the quarter ending September 30, 2024, and (b) the date we have made a total of $5.0 million of contractual contributions subsequent to June 30, 2022. Our ability to make contribution payments will depend on our future cash flows, which are subject to general economic, financial, competitive, business, legislative, regulatory, and other factors beyond our control. Various factors, including future investment returns, interest rates, and potential pension legislative changes, may impact the timing and amount of future pension contributions. In addition, changes in key assumptions used to determine minimum funding requirements could result in increased future contributions. As a result, we may need to make additional pension contributions above what is currently estimated, which could reduce the cash available for our businesses.

The loss of the services of any of our key personnel, reduced staffing levels, or our inability to attract qualified personnel in the future may materially and adversely affect our ability to operate or grow our business effectively.

The success of our business depends heavily on our ability to retain knowledgeable, experienced personnel that execute critical functions for us, any of whom may be difficult to replace. It will also be necessary for us to be able to continue to attract and retain such qualified personnel in the future. Demand for experienced, capable talent remains intense and highly competitive. As we continue to implement our business strategy and transform the organization, cost control initiatives have resulted in a reduced workforce, causing management to operate with reduced capacity in some areas of our business. Reduced staffing levels may materially and adversely affect our ability to conduct our operations and other functions effectively and impact our profitability and cash flow, especially under economic pressures. Further, if we are unable to have competitive compensation programs, the incentives provided by our securities or by other compensation and benefits arrangements are ineffective, or there are perceived or actual limitations for growth opportunities, we may experience increased turnover and loss of critical capabilities. Reduced talent acquisition capacity, limited employee investment and industry pressures, may further challenge our ability to hire in a competitive market. While we have entered into letter agreements with certain of our key personnel, these agreements do not ensure that such personnel will continue in their present capacity with us for any particular period of time and we do not have agreements with all of our critical personnel. Further, we do not have key employee insurance for any of our current management or other key personnel. The loss of any key personnel or critical employee would require our remaining key personnel to divert immediate and substantial attention to seek a replacement. The loss of the services of any of our existing key personnel, including senior officers and critical talent, as a result of competition or for any other reason, or an inability to find a suitable replacement for any departing key employee on a timely basis could materially and adversely affect our ability to operate or grow our business.

We rely on equity-based compensation to attract, retain, and motivate our key employees, which may result in price pressures on our Common Stock, stockholder dilution and increased usage of shares under our equity incentive plan during periods in which our stock price is depressed. Our ability to continue a competitive long-term equity-based incentive program required to attract and retain talent may be hindered, and alternative incentive models may cause our cash flows to be reduced.

We rely upon equity awards including stock option awards, restricted stock awards, restricted stock units and preferred stock units as a component of our employee and director compensation programs to align our directors', officers' and employees' interests with the interests of our stockholders, to attract and retain key talent and provide competitive compensation packages. During periods in which our stock price declines, we may be required to issue equity awards under the terms of our existing incentive plan covering a larger number of shares than anticipated to meet the current market level of compensation required to retain key employees given the strong demand for talent. We also may be required to use a greater percentage of our cash flow for incentive, retention and hiring payments, which would reduce the cash flow available for other purposes and could have a material adverse effect on our ability to attract and retain talent necessary to run our business. Our stock price also may face incremental downward pressure as employees sell more shares into the market than anticipated. In addition, stockholders may experience additional dilution to the extent we are required to seek, and we obtain, stockholder approval to expand the size of our employee equity incentive pool in order to maintain a competitive compensation position.

A shortage of skilled or experienced employees with the capabilities necessary to support our business strategies, or our inability to retain such employees, could pose a risk to achieving our business objectives, which could materially adversely affect our business and profitability.

Production and distribution of our various publications and service lines requires skilled and experienced employees. We need to hire and retain qualified employees to support our business strategies. We may be constrained in hiring and retaining sufficient qualified employees due to general labor shortages, shifts in workforce availability or interest in our sector, any hiring freeze we have or may in the future impose, any pandemic or public health crises, or due to challenging macroeconomic market conditions. A shortage of such employees, as well as increased turnover rates, could have an adverse impact on our productivity and costs, our ability to expand, develop and distribute new products, our entry into new markets, and our ability to achieve our business goals. The cost of retaining or hiring such employees could exceed our expectations, which could materially and adversely affect our results of operations and continued labor constraints may limit our profitability due to the impact of rising wages.

A number of our employees are unionized, and our business and results of operations could be materially adversely affected if current or additional labor negotiations or contracts were to further restrict our ability to maximize the efficiency of our operations.

As of December 31, 2023, we employed approximately 10,000 employees in the U.S., of whom approximately 1,700 (or approximately 17%) were represented by seven unions. 32% of the unionized employees are in four states: Michigan, Ohio, Wisconsin and Indiana and represented 13%, 7%, 5% and 7% of all our union employees, respectively.

Although our newspapers have not experienced a union strike in the recent past nor do we anticipate a union strike to occur, we cannot preclude the possibility that a strike may occur at one or more of our newspapers at some point in the future. We believe that, in the event of a newspaper strike, we would be able to continue to publish and deliver to subscribers, which is critical to retaining advertising and circulation revenues, although there can be no assurance of this. Further, settlement of actual or threatened labor disputes or an increase in the number of our employees covered by collective bargaining agreements can have unknown effects on our labor costs, productivity and flexibility.

Sustained increases in costs of employee health and welfare benefits may reduce our profitability.

In recent years, we have experienced significant increases in the cost of employee benefits because of economic factors beyond our control, including increases in health care costs. Some of these factors may continue to put upward pressure on the cost of providing medical benefits. Although we have actively sought to control increases in these costs, there can be no assurance that we will succeed in limiting cost increases and continued upward pressure could reduce the profitability of our businesses.

Risks Related to the Termination of our Relationship with our Former Manager

Our Former Manager is not liable to us for certain acts or omissions performed in accordance with, and prior to the termination of, the Former Management Agreement, and for certain matters in connection with the termination of our relationship with the Former Manager, and we may incur liability for such acts or omissions.

Pursuant to, and prior to the termination of, the Former Management Agreement, the Former Manager assumed no responsibility other than to render the services called for thereunder in good faith and was not responsible for any action of our Board of Directors in following or declining to follow its advice or recommendations. The Former Manager, its members, managers, officers and employees are not liable to us or any of our subsidiaries, to our Board of Directors, or our or any subsidiary's stockholders or partners for any acts or omissions by the Former Manager, its members, managers, officers or employees, except by reason of acts constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Former Manager's duties under the Former Management Agreement that occurred prior to its termination. Pursuant to the Termination Agreement, our indemnification obligations to the Former Manager and its affiliates under the Former Management Agreement survive its termination indefinitely. In addition, pursuant to the Termination Agreement, the Former Manager will be held harmless with respect to certain acts and omissions performed in connection with the Termination Agreement except by reason of acts or omissions constituting bad faith, willful misconduct, gross negligence or reckless disregard of the Former Manager's performance under the Termination Agreement. As a result, we may incur liabilities as a result of certain acts or omissions by the Former Manager, which could materially and adversely impact our business and results of operations.

Risks Related to our Common Stock

Our stock price is subject to volatility and there can be no assurance that the market for our stock will provide adequate liquidity.

The market price of our Common Stock may fluctuate widely, depending upon many factors, some of which may be beyond our control. These factors include, without limitation:

- Risks and uncertainties associated with public health matters and other events outside of our control;
- Our business profile and market capitalization may not fit the investment objectives of any stockholder;
- A shift in our investor base;
- Our quarterly or annual earnings, or those of other comparable companies;
- Actual or anticipated fluctuations in our operating results;
- Risks relating to our ability to meet long-term forecasts;
- Announcements by us or our competitors of significant investments, acquisitions or dispositions, strategic developments and other material events;
- The failure of securities analysts to cover our Common Stock;
- Changes in earnings estimates by securities analysts or our ability to meet those estimates;
- The operating and stock price performance of other comparable companies;
- Negative public perception of us, our competitors, or industry;
- Overall market fluctuations;
- Changes in accounting standards, policies guidance, interpretations or principles; and
- General economic conditions.

In addition, our Board of Directors has authorized the repurchase of up to $100 million of our Common Stock (the "Stock Repurchase Program"). The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of the shares, trading volume, capital availability, Company performance and general economic and market conditions. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief. The Stock Repurchase Program will continue in effect until the approved dollar amount has been used to repurchase shares or the program is terminated by further action of the Board of Directors. This repurchase program has no termination date and may be suspended or discontinued at any time. The Stock Repurchase Program does not require us to repurchase any specific number of shares of Common Stock or any shares of Common Stock at all. We cannot assure stockholders that any specific number of shares of Common Stock, if any, will be repurchased under the Stock Repurchase Program. The Company does not currently anticipate repurchasing any shares of Common Stock during the first quarter of 2024. Our stock repurchases, if any, could affect the trading price of our stock, the volatility of our stock price, reduce our cash reserves, and may be suspended or discontinued at any time, which may result in a decrease in our stock price.

Further, stock markets in general and recently have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of our Common Stock. Additionally, these and other external factors have caused and may continue to cause the market price and demand for our Common Stock to fluctuate, which may limit or prevent investors from readily selling their shares of Common Stock and may otherwise negatively affect the liquidity of our Common Stock.

Our Common Stock may be delisted from the NYSE if we fail to comply with continued listing standards.

Our Common Stock currently trades on the New York Stock Exchange ("NYSE"), and the continued listing of our Common Stock on the NYSE is subject to our compliance with a number of listing standards, including minimum share price requirements. If we fall out of compliance with NYSE's listing standards and fail to regain compliance within the applicable cure periods, our Common Stock may be delisted from the NYSE. Failure to maintain our NYSE listing could negatively impact us and our stockholders by reducing the willingness of investors to hold our Common Stock because of the resulting decreased price, liquidity and trading of our Common Stock, and analyst coverage, among others.

Sales or issuances of shares of our Common Stock, including upon conversion of the 2027 Notes, could materially adversely affect the market price of our Common Stock.

Sales or issuances of substantial amounts of shares of our Common Stock in the public market, or the perception that such sales or issuances might occur, could adversely affect the market price of our Common Stock. The issuance of our Common Stock in connection with property, portfolio or business acquisitions or the settlement of awards that may be granted under our Incentive Plans (as defined below) or otherwise could also have an adverse effect on the market price of our Common Stock.

In accordance with the Investor Agreement among the Company and the holders of the 2027 Notes (the "Holders") establishing certain terms and conditions concerning the rights and restrictions on the Holders with respect to the Holders' ownership of the 2027 Notes, the Holders have certain registration rights with respect to the shares of Common Stock to be issued upon conversion of the 2027 Notes. In addition, Holders who receive Common Stock upon conversion of the 2027 Notes may be able to sell these shares of Common Stock pursuant to any applicable exemption under the Securities Act of 1933, as amended, or the rules promulgated thereunder, including Rule 144, if applicable. If significant quantities of the Common Stock are sold, or if it is perceived that they may be sold, the trading price of the Common Stock could be adversely affected.

We presently have no intention to declare or pay a dividend, the terms of our indebtedness restrict our ability to pay dividends, and we may not be able to pay dividends in the future or at all.

We presently have no intention to declare or pay a dividend, and there can be no assurance that we will pay dividends in the future.

Our Senior Secured Term Loan contains terms that restrict our ability to pay dividends or make other distributions. Under the Senior Secured Term Loan, we can only pay cash dividends up to an agreed-upon amount and provided that the ratio of Total Indebtedness secured on an equal priority basis with the Senior Secured Term Loan (net of Unrestricted Cash) to Consolidated EBITDA (as such terms are defined in the Senior Secured Term Loan) does not exceed a specified ratio. The 2026 Senior Notes Indenture and the 2027 Notes Indenture contain similar dividend restrictions. The 2027 Notes Indenture also provides that, at any time that the Company's Total Gross Leverage Ratio (as defined in the 2027 Notes Indenture) exceeds 1.5 and we approve the declaration of a dividend, we must offer to purchase a principal amount of 2027 Notes equal to the proposed amount of the dividend. This repurchase offer requirement may make it impractical to declare and pay dividends at any time that the requirement is in effect. Stockholders also should be aware that they have no contractual or other legal right to dividends that have not been declared.

Any determination by our Board of Directors regarding dividends will depend on a variety of factors, including the Company's U.S. GAAP net income, free cash flow generated from operations or other sources, liquidity position and potential alternative uses of cash, such as acquisitions, as well as economic conditions and expected future financial results. There can be no guarantee regarding the timing and amount of any dividends. Our ability to pay dividends in the future will depend on our future financial performance, which, in turn, depends on the successful implementation of our strategy and on financial, competitive, regulatory, technical and other factors, general economic conditions, demand and selling prices for our products, and other factors specific to our industry or specific projects, many of which are beyond our control. Therefore, our ability to generate free cash flow depends on the performance of our operations and could be limited by decreases in our profitability or increases in costs, capital expenditures, or debt servicing requirements.

The percentage ownership of our existing stockholders may be diluted in the future, including upon conversion of the 2027 Notes, and holders of the 2027 Notes may possess significant voting power following conversion of the 2027 Notes.

We have issued and may continue to issue equity in order to raise capital or in connection with future acquisitions and strategic investments, which would dilute investors' percentage ownership in Gannett. In addition, a stockholder's percentage ownership may be diluted if we issue equity instruments such as debt and equity financing. Further, the percentage ownership of our existing stockholders may be diluted in the future as a result of any issuances of our shares upon exercise of any outstanding options or warrants, or issuances of shares under our equity incentive plans.

To the extent that we raise additional capital through the sale of equity or convertible debt securities (such as the 2027 Notes), a stockholder's ownership interest in our Company may be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect a stockholder's rights. Debt and equity financings, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as redeeming our shares, making investments, incurring additional debt, making capital expenditures, declaring dividends or placing limitations on our ability to acquire, sell or license intellectual property rights.

The percentage ownership of our existing stockholders may be diluted in the future as result of the issuance of Common Stock due to conversion of the 2027 Notes. Each 2027 Note may be converted into shares of Common Stock at an initial conversion rate of 200 shares of Common Stock per $1,000 principal amount of Notes (subject to adjustment as provided in the Indenture, the "Conversion Rate"). Based on the number of shares outstanding on February 16, 2024, conversion of all of the 2027 Notes into Common Stock (assuming no adjustments to the Conversion Rate) would result in the issuance of an aggregate of 97.1 million shares of the Common Stock representing approximately 39% of the shares outstanding as of February 16, 2024 and conversion of all of the 2027 Notes into Common Stock (assuming the maximum increase in the Conversion Rate as a result of certain events, including, subject to exceptions as described in the Indenture, the acquisition of 50% or more of voting power of our securities by a person or group, a stockholder-approved liquidation of us, the delisting of our Common Stock, or certain changes of control, but no other adjustments to the Conversion Rate) would result in the issuance of an aggregate of 287.2 million shares of the Common Stock representing approximately 66% of the shares outstanding as of February 16, 2024. To our knowledge, a majority in aggregate principal amount of the 2027 Notes are held by entities controlled, managed or advised by a large financial sponsor. In the event that a holder of a majority or even a significant portion of the 2027 Notes were to convert their notes into Common Stock, such a holder could possess significant voting power with respect to our Common Stock and may have interests that are different from, or adverse to, the interests of our other stockholders. From time to time, investors (including holders of a significant portion of the 2027 Notes) may acquire additional 2027 Notes or shares of Common Stock, and we are unable to predict or monitor such ownership.

Any sales in the public market of the Common Stock issuable upon such conversion could adversely affect prevailing market prices of our Common Stock. In addition, the existence of the 2027 Notes may encourage short selling by market participants because the conversion of the 2027 Notes could be used to satisfy short positions. Further, the anticipated possibility of conversion of the 2027 Notes into shares of our Common Stock could depress the price of our Common Stock.

An "ownership change" could limit our ability to utilize our net operating loss carryforwards and other tax attributes, which could result in our payment of income taxes earlier than if we were able to fully utilize our net operating loss and other tax benefit carryforwards.

Federal and state tax laws impose restrictions on the utilization of net operating loss ("NOL") carryforwards and other tax attributes in the event of an "ownership change" as defined by Section 382 of the Code ("Section 382"). Generally, an "ownership change" occurs if the percentage of the value of the stock that is owned by one or more direct or indirect "five percent stockholders" increases by more than 50% over their lowest ownership percentage at any time during an applicable testing period (typically, three years). Under Section 382, if a corporation undergoes an "ownership change," such corporation's ability to use its pre-change NOL carryforwards and other pre-change tax attributes to offset its income may be limited. While no "ownership change" has resulted in annual limitations, future changes in our stock ownership, which may be outside of our control, may trigger an "ownership change." In addition, future equity offerings or acquisitions that have equity as a component of the consideration could result in an "ownership change." Furthermore, the issuance of Common Stock upon the conversion of the 2027 Notes (in the event we elect to issue Common Stock upon any such conversions, rather than cash), may trigger an "ownership change." If an "ownership change" occurs in the future, utilization of our NOL carryforwards or other tax attributes may be limited, which could potentially result in increased future tax liability to us.

Provisions in our amended and restated certificate of incorporation, our amended and restated bylaws and of Delaware law may prevent or delay an acquisition of the Company, which could decrease the trading price of our Common Stock.

Our amended and restated certificate of incorporation, our amended and restated bylaws and Delaware law contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the raider and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. These provisions provide for:

- Amendment of provisions in our amended and restated certificate of incorporation and amended and restated bylaws regarding the election of directors, the term of office of directors, the filling of director vacancies and the resignation and removal of directors only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
- Amendment of provisions in our amended and restated certificate of incorporation regarding corporate opportunity only upon the affirmative vote of at least 80% of the then issued and outstanding shares of our capital stock entitled to vote thereon;
- Removal of directors only for cause and only with the affirmative vote of at least 80% of the voting interest of stockholders entitled to vote in the election of directors;
- Our Board of Directors to determine the powers, preferences and rights of our preferred stock and to issue such preferred stock without stockholder approval;
- Provisions in our amended and restated certificate of incorporation and amended and restated bylaws prevent stockholders from calling special meetings of our stockholders;
- Advance notice requirements applicable to stockholders for director nominations and actions to be taken at annual meetings;
- A prohibition, in our amended and restated certificate of incorporation, stating that no holder of shares of our Common Stock will have cumulative voting rights in the election of directors, which means that the holders of majority of the issued and outstanding shares of our Common Stock can elect all the directors standing for election; and
- Action by our stockholders outside a meeting, in our amended and restated certificate of incorporation and our amended and restated bylaws, only by unanimous written consent.

Public stockholders who might desire to participate in these types of transactions may not have an opportunity to do so, even if the transaction is considered favorable to stockholders. These anti-takeover provisions could substantially impede the ability of public stockholders to benefit from a change in control or a change in our management and Board of Directors and, as a result, may adversely affect the market price of our Common Stock and a stockholder's ability to realize any potential change of control premium.

Our ability to compete may be materially and adversely affected if adequate capital is not available. In addition, future offerings of debt securities, which would rank senior to our Common Stock upon our liquidation, and future offerings of equity securities, which may be senior to our Common Stock for the purposes of dividend and liquidating distributions, may be dilutive and materially and adversely affect the market price of our Common Stock.

Our ability to be competitive in the marketplace is dependent on the availability of adequate capital. We may raise additional capital through the issuance of debt or equity securities (including preferred stock) from time to time. There is no guarantee that we will file or have an effective shelf registration statement on file with the SEC, which could impact our ability to engage in future offerings and could impair our ability to raise additional capital quickly in response to changing requirements and market conditions.

In addition, upon liquidation, holders of our debt securities (including holders of our 2026 Senior Notes and 2027 Notes) and preferred stock, if any, and lenders with respect to other borrowings (including the lenders under the Senior Secured Term Loan) will be entitled to our available assets prior to the holders of our Common Stock. Preferred stock could have a preference on liquidating distributions or a preference on dividend payments that could limit our ability to pay dividends to the holders of our Common Stock.

Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Stock bear the risk of our future offerings reducing the market price of our Common Stock and diluting the value of their holdings in our stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Cybersecurity Risk Management and Strategy

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats (as such term is defined in Item 106(a) of Regulation S-K), including, among other things, operational risks, intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy or security laws and other litigation and legal risks, and reputational risks.

We employ various cybersecurity processes and controls to aid in our efforts to identify, assess, and manage our material risks from cybersecurity threats and to protect against, detect, and respond to cybersecurity incidents (as such term is defined in Item 106(a) of Regulation S-K). To identify and assess material risks from cybersecurity threats, we consider and gather information with respect to the confidentiality, integrity, and availability of our information systems (as defined in Item 106(a) of Regulation S-K). We have adopted policies and procedures that are designed to assist us with managing identified risks at a system and organizational level and assessing the materiality of the risk, its severity, and potential mitigations or remediations. Our enterprise risk management program considers cybersecurity threat risks alongside other company risks as part of our overall risk assessment process.

The risk identification process includes: (i) identifying information systems and assets, including physical and virtual devices, software, data, data transfers, external systems, and cloud resources; (ii) reviewing organizational business processes, identities, access, and roles (including privileged access), asset configurations, technology policies, standards, controls, and processes; (iii) analyzing the criticality of assets and business processes and sensitivity of data; and (iv) identifying vulnerabilities and threats to the identified assets, data, and processes, from both internal and external sources, including threat intelligence, previous cybersecurity incidents, and third-party assessments.

Our processes also consider risks associated with our use of third-party service providers and business partners, including those in our supply chain or who have access to our customer and employee data or our information systems. Third-party service provider and business partners risks are included within our cybersecurity risk management program, as well as the risk identification and assessment processes, both of which are discussed above. In addition, cybersecurity and privacy considerations affect the selection and oversight of our third-party service providers and business partners, as well as third-party specific integration plans. Additionally, we generally require those third parties that could introduce significant cybersecurity risk to us to agree by contract to manage their cybersecurity risks in a specified manner, and to agree to be subject to cybersecurity audits, which we conduct as appropriate.

We employ a range of tools and services to inform our risk preparedness, identification, assessment and remediation processes, including, among others, continuous monitoring, regular reoccurring security and compliance activities, training, threat intelligence, business processes, change management, strategic planning, annual assessments, and periodic testing and assessments performed by qualified security personnel and by third-party firms. As part of the above-described processes, we engage with third-party firms to perform independent assessments, including internal and external penetration tests, social engineering tests, configuration assessments, security plan and program assessments, compliance assessments, and incident response readiness exercises to help identify areas for continued focus, improvement and/or compliance.

Identified risks are evaluated and assessed by the Company's security review council, comprised of various security, technology, and privacy staff members and management. A member of management is assigned as the risk owner and takes an active role in managing the risk, including determining the risk response and risk treatment plan, as well as participates in assessing any residual risk. Our Chief Information Security Officer oversees our cybersecurity risk management program.

In the event of a potential material risk, the risk is reported to the Chief Information Security Officer, the Chief Technology Officer, and to the appropriate member of senior management responsible for the function where the risk has been identified. The risk is then reviewed by the Disclosure Committee, which includes among others, the Company's Chief Executive Officer, Chief Financial Officer, Chief Legal Officer, and Chief Accounting Officer to make a determination of whether the risk is material.

In 2023, our business strategy, results of operations, and financial condition have not been materially affected by risks from cybersecurity threats but we cannot provide assurance that they will not be materially affected in the future by such risks or any future material incidents. We describe whether and how risks from identified cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected or are reasonably likely to materially affect us, including our business strategy, results of operations, or financial condition, under the heading "Risks Related to Cybersecurity and Artificial Intelligence" under Risk Factors in this Annual Report on Form 10-K, which disclosures are incorporated by reference herein.

Cybersecurity Governance

Cybersecurity is an important part of our risk management processes and an area of increasing focus for our Board of Directors and management. Our Board of Directors is responsible for the oversight of risks from cybersecurity threats. Each quarter or as needed, the Board of Directors receives an overview from management of our cybersecurity program and strategy covering topics such as cybersecurity incidents and response, progress towards pre-determined risk-mitigation-related goals, results from third-party assessments, cybersecurity staffing, compliance status, and material cybersecurity threat risks or incidents and developments, as well as the steps management has taken to respond to any such risks. In such sessions, our Chief Information Security Officer is available to the Board of Directors to discuss any relevant cybersecurity matters. In addition, at least bi-annually, the Chief Information Security Officer and Chief Technology Officer report to the Board of Directors about cybersecurity threat risks, among other cybersecurity related matters.

Our cybersecurity risk management and strategy processes discussed above, are led by our Chief Information Security Officer and Chief Technology Officer, both of whom are Certified Information Systems Security Professionals ("CISSP"). Specifically, our Chief Information Security Officer has approximately nine years of experience developing cybersecurity strategy, incident response, and implementing cybersecurity programs for public media companies and our Chief Technology Officer has approximately 15 years of experience developing cybersecurity strategy, incident response, and implementing cybersecurity programs.

ITEM 2. PROPERTIES

Historically, our corporate headquarters has been located in McLean, Virginia, where we lease approximately 176 thousand square feet, under a lease terminating in October 2030. The Company has decided to relocate its corporate headquarters to its executive offices located in New York, New York and exit, cease use and continue to seek subleases for its McLean facility. Effective March 31, 2024, our new corporate headquarters will be located in New York, New York, which occupies approximately 24 thousand square feet, under a lease agreement terminating in May 2031. We also have an executive office in Pittsford, New York, where we lease approximately 7 thousand square feet, under a lease agreement terminating in December 2026.

Our domestic facilities occupy approximately 6.1 million square feet in the aggregate, of which approximately 4.5 million square feet are leased from third parties. Many of our local media organizations also have outside news bureaus, sales offices, and distribution centers that are leased from third parties. A listing of publishing centers and key locations can be found in Item 1. Business, under "Major Publications and Markets We Serve." We own some of the plants that house most aspects of the publication process but in certain locations have outsourced printing or combined the printing of multiple publications.

Newsquest, our subsidiary headquartered in London, U.K., occupies approximately 698 thousand square feet in the U.K. spread over 60 locations. Of this, approximately 339 thousand square feet spread over 46 locations are leased from third parties, including three production facilities. Included in Newsquest's 14 owned premises is one production facility.

Our digital marketing services companies under the brand LocaliQ is headquartered in Woodland Hills, California, and has sales and other offices and data centers in two locations in two states: California and Texas. In addition, LocaliQ has eleven locations in four other countries: Australia, India, New Zealand, and the Netherlands. These properties include leased buildings and data centers. In total, LocaliQ properties occupy approximately 161 thousand square feet. Excluded from total square footage but included in location counts are serviced office spaces.

All of our material real properties owned by our material domestic subsidiaries are mortgaged as collateral for our Senior Secured Term Loan. We believe our current facilities, including the terms and conditions of the relevant lease agreements, are adequate to operate our businesses as currently conducted.

ITEM 3. LEGAL PROCEEDINGS

Information regarding legal proceedings may be found in Note 13 — Commitments, contingencies and other matters — Legal Proceedings of the notes to the Consolidated financial statements, which is incorporated herein by reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information and Holders

Our Common Stock trades on the NYSE under the trading symbol "GCI." As of February 16, 2024, there were approximately 3,916 holders of record of our Common Stock.

Dividends

We presently have no intention to declare or pay a dividend, and there can be no assurance that we will pay dividends in the future. In addition, the terms of our indebtedness, including the Senior Secured Term Loan, the 2026 Senior Notes Indenture and the 2027 Notes Indenture, have terms that restrict our ability to pay dividends.

Issuer Purchases of Equity Securities

In February 2022, our Board of Directors authorized the repurchase of up to $100 million (the "Stock Repurchase Program") of our Common Stock, par value $0.01 per share. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of the Company's shares, trading volume, capital availability, Company performance and general economic and market conditions. The Stock Repurchase Program may be suspended or discontinued at any time. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief. The Stock Repurchase Program will continue in effect until the approved dollar amount has been used to repurchase shares or the program is terminated by further action of the Board of Directors. The Stock Repurchase Program does not require us to repurchase any specific number of shares of Common Stock or any shares of Common Stock at all. We cannot assure stockholders that any specific number of shares of Common Stock, if any, will be repurchased under the Stock Repurchase Program.

During the year ended December 31, 2023, we did not repurchase any shares of Common Stock under the Stock Repurchase Program. As of December 31, 2023, the remaining authorized amount under the Stock Repurchase Program was approximately $96.9 million. The Company does not currently anticipate repurchasing any shares of Common Stock during the first quarter of 2024.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

We are a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. We endeavor to deliver essential content, marketing solutions, and experiences for curated audiences, advertisers, consumers, and stakeholders by leveraging our diverse teams and suite of products to enrich the local communities and businesses we serve.

Our current portfolio of trusted media brands includes the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."). Our digital marketing solutions brand, LocaliQ, uses innovation and software to enable small and medium-sized businesses ("SMBs") to grow, and USA TODAY NETWORK Ventures, our events division, creates impactful consumer engagements, promotions, and races.

Through USA TODAY, our network of local properties, and Newsquest, we deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We have strong relationships with hundreds of thousands of local and national businesses in both our U.S. and U.K. markets due to our large local and national sales forces and a robust advertising and digital marketing solutions product suite. Our strategy prioritizes maximizing the monetization of our audience through the growth of increasingly diverse and highly recurring digital businesses. We expect the execution of this strategy to enable us to continue our evolution to a predominantly digital media company. We deliver value to our customers, advertisers, partners and shareholders with essential content, joyful experiences, and relevant digital solutions.

We report in three segments: Domestic Gannett Media, Newsquest and Digital Marketing Solutions ("DMS"). We also have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, such as legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs. Effective with the fourth quarter of 2023, we are reporting financial information for our Newsquest business in a separate segment. Previously, the financial information for this segment was aggregated with Domestic Gannett Media and, together, formed the Gannett Media reportable segment. As a result, we have revised our historical disclosures to reflect the new Domestic Gannett Media and Newsquest reportable segments for all years presented. A full description of our reportable segments is included in Note 14 — Segment reporting in the notes to the Consolidated financial statements.

Business Trends

We have considered several industry trends when assessing our business strategy:

- Print advertising and circulation revenues continue to decline as our audience increasingly moves to digital platforms. We seek to optimize our print operations to efficiently manage for the declining print audience. We are focused on converting a growing digitally-focused audience into paid digital-only subscribers to our publications.
- Inflationary prices across a number of categories such as labor, fuel, delivery costs, newsprint, ink, and printing plates have had and are expected to continue to have a negative impact on our overall cost structure year-over-year. In the short term, we believe the impact of inflationary pressure peaked in 2022.
- Our revenues and results of operations have been and can be significantly influenced by general macroeconomic conditions, including, but not limited to, interest rates, inflation, housing demand, employment levels, and consumer confidence. We believe that these factors are contributing to uncertainty in SMBs, which is resulting in lower levels of advertising performance and reduced spending in categories such as home services.
- Data privacy standards continue to evolve and implementation of standards may result in incremental costs. Privacy standards, such as third-party cookie deprecation, are anticipated to impact the advertising industry more significantly in 2024. We utilize first-party data to assist our customer's advertising needs but an industry-wide solution to address impacts to programmatic advertising has not yet been developed.

Recent Developments

Debt repurchase

In November 2023, we received a waiver from certain lenders of our five-year senior secured term loan facility in an original aggregate principal amount of $516.0 million (the "Senior Secured Term Loan") that reduced the scheduled quarterly amortization payments payable to those lenders by $12.0 million for the three months ended December 31, 2023, so long as such reduced amount was used to purchase a portion of our 6.00% first lien notes due November 1, 2026 (the "2026 Senior Notes") at a discount to par value. In November 2023, we entered into a privately negotiated agreement with certain holders of our $400 million aggregate principal amount of 2026 Senior Notes, and repurchased $14.0 million of principal of our outstanding 2026 Senior Notes at a discount to par value. As a result of this repurchase of our 2026 Senior Notes, we recognized a net gain on the early extinguishment of debt of approximately $1.4 million during the fourth quarter of 2023, which included the write-off of unamortized original issue discount and deferred financing costs.

In addition, during the fourth quarter of 2023, we repaid approximately $9.9 million of our Senior Secured Term Loan, including quarterly amortization payments. As a result of the repayment related to our Senior Secured Term Loan, we recognized a net loss on the early extinguishment of debt of approximately $0.1 million during the fourth quarter of 2023, which included the write-off of unamortized original issue discount and deferred financing costs.

Corporate office relocation

On February 15, 2024, we decided we will relocate our corporate headquarters from McLean, Virginia to our existing leased office space in New York, New York effective March 31, 2024. We will exit, cease use and continue to seek subleases for our leased facility in McLean. As a result of the headquarters relocation, we expect to record impairment charges of approximately $45.0 million during the three months ended March 31, 2024 related to the McLean operating lease right-of-use asset and the associated leasehold improvements.

Certain Matters Affecting Comparability

The following items affect period-over-period comparisons and will continue to affect period-over-period comparisons for future results:

(Gain) loss on sale or disposal of assets, net

For the year ended December 31, 2023, we recognized a net gain on the sale of assets of $40.1 million, primarily related to net gains of $38.9 million at the Domestic Gannett Media segment due to the sales of production facilities as part of our plan to monetize non-core assets, and a gain of $1.4 million at our Corporate and other category related to the sale of intellectual property.

For the year ended December 31, 2022, we recognized a net gain on the sale of assets of $6.9 million, primarily related to net gains of $6.7 million at the Domestic Gannett Media segment, mainly driven by the sales of production facilities as part of our plan to monetize non-core assets.

For the year ended December 31, 2021, we recognized a net loss on the sale of assets of $17.2 million, primarily related to a net loss of $27.4 million at the Domestic Gannett Media segment, partially offset by a net gain of $9.9 million at the Newsquest segment, mainly driven by the sales of production facilities as part of our plan to monetize non-core assets.

Integration and reorganization costs

For the year ended December 31, 2023, we incurred Integration and reorganization costs of $24.5 million. Of the total costs incurred, $18.5 million were related to severance activities and $6.0 million were related to other costs, including costs for consolidating operations, primarily related to costs associated with systems implementation and the outsourcing of corporate functions, partially offset by the reversal of withdrawal liabilities related to multiemployer pension plans of $6.4 million based on settlement of the withdrawal liabilities.

For the year ended December 31, 2022, we incurred Integration and reorganization costs of $88.0 million. Of the total costs incurred, $57.6 million were related to severance activities and $30.4 million were related to other costs, including a withdrawal liability related to multiemployer pension plans of $8.6 million, which was expensed as a result of ceasing contributions, costs for consolidating operations, primarily related to systems implementation and the outsourcing of corporate functions, and facilities consolidation expenses, primarily associated with exiting a lease.

For the year ended December 31, 2021, we incurred Integration and reorganization costs of $49.3 million. Of the total costs incurred, $16.5 million were related to severance activities and $32.8 million were related to other costs, including costs for consolidating operations, such as costs associated with systems integrations.

Foreign currency

Our U.K. media operations are conducted through our Newsquest subsidiary. In addition, we have foreign operations in regions such as Canada, Australia, New Zealand and India. Earnings from operations in foreign regions are translated into U.S. dollars at average exchange rates prevailing during the period, and assets and liabilities are translated at exchange rates in effect at the balance sheet date. Currency translation fluctuations may impact revenue, expense, and operating income results for our international operations. Foreign currency headwinds have increased significantly as the U.S. dollar strengthened in relation to many foreign currencies, including the U.K. pound sterling. Foreign currency exchange rate fluctuations negatively impacted our revenues and profitability during the year ended December 31, 2023, and may continue to negatively impact our financial results in the future.

Strategy

We are committed to inspiring, informing and connecting audiences as a sustainable, growth-focused media and digital marketing solutions company. We endeavor to deliver essential content, marketing solutions and experiences for curated audiences, advertisers, consumers, and stakeholders by leveraging our diverse teams and suite of products to enrich the local communities and businesses we serve. The execution of this strategy is expected to allow us to continue our evolution from a more traditional print media business to a sustainable, growth-focused media and digital marketing solutions company.

We intend to create stockholder value through a variety of methods, including organic growth driven by our consumer and business-to-business strategies, as well as through paying down debt to strengthen our capital structure.

Create a stable foundation for growth

We continue to optimize and improve our foundation – completing systems consolidations and migrations, improving process workflows, and ensuring we have synergy across the organization to deliver the stabilization required to fuel our plan into the future. We also continue to invest in our people and in the skills needed to support our future aims and to retain our talent by remaining an attractive place to work.

Expand our reach

Key to our ongoing growth is expanding our base – whether clients in our DMS segment or audience in our Domestic Gannett Media and Newsquest segments – and optimizing our revenue streams across this growing base. For both the Domestic Gannett Media and Newsquest segments, this includes content expansion, establishing a seamless print to digital continuum to introduce clients, readers, viewers, and listeners to a broader range of products we offer. For the DMS segment, expanding our client base and core revenue is anticipated to be supplemented by the development of a complementary software model.

Diversify digital revenues

We expect to continue to expand the ways that we grow digital revenues through innovative partnerships and developing new products and services that meet the needs of consumers and businesses. Examples of this growth strategy include our intention to continue to expand partnerships that rely on our unique and large audience base and developing new DMS software solutions.

Building on our environmental, social and governance focus to foster culture and community both internally and externally

We will continue our environmental, social and governance ("ESG") journey that is rooted in our strategic mission to empower our communities to thrive and putting our customers at the center of everything we do. We support that mission with clearly defined values that aim to influence not only what we do, but how we do it, with one of the core pillars focusing on our ongoing commitments to inclusion, diversity, and equity ("ID&E"). From our internal efforts around recruiting, development and retention, to our external efforts to provide high quality products and excellent customer service, we believe our strategic focus will benefit from our continued commitment to building upon our culture and community values.

Macroeconomic Environment

The U.S. and global economies and markets experienced increased volatility in 2023, and are expected to continue to experience volatility, due to factors, including higher inflation, increased interest rates, banking volatility, and other geopolitical events that are anticipated to continue in 2024. Uncertain economic conditions adversely impacted our advertising revenues, and the occurrence of these factors has resulted in a reduction in demand for our print and digital advertising, reduced the rates for our advertising, and caused marketers to shift, reduce or stop spend. The impact of these uncertain macroeconomic conditions has not changed substantially since the initial volatility that began in the second quarter of 2022.

These challenging conditions, especially higher inflation and interest rates, have negatively impacted the consumer and resulted in increased price sensitivity from our print and paid digital-only subscribers. Consumer purchases of discretionary items, including our products and services, generally decline during periods of economic uncertainty, when disposable income is reduced or when there is a reduction in consumer confidence. SMBs are facing a more complex marketing environment and need to create digital presence to capture audiences online. Advertisers are increasingly looking for more effective ways to analyze their return on marketing investments and are seeking solutions that offer greater attribution. We believe we offer a broad suite of digital marketing services products that offer a single, unified solution to meet their digital marketing needs.

As a result of the macroeconomic volatility, we have experienced rising costs, including costs associated with labor, newsprint, delivery, ink, printing plates, fuel, and utilities. However, we believe that the inflationary pressures peaked in 2022 and we are beginning to realize and expect we may continue to realize lower prices related to newsprint costs. We are also exposed to potential increases in interest rates associated with our Senior Secured Term Loan, which as of December 31, 2023, accounted for approximately 31% of our outstanding debt, as well as fluctuations in foreign currency exchange rates, primarily related to our operations in the U.K. We expect continued uncertainty and volatility in the U.S. and global economies which will continue to impact our business.

Recent U.S. and international tax legislation

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), which includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "average adjusted financial statement income" exceeding $1 billion for any three consecutive years preceding the tax year and a 1% excise tax on net repurchases of stock in excess of $1 million after December 31, 2022. During the year ended December 31, 2023, we did not experience a material financial impact from the Inflation Reduction Act. We do not anticipate a material financial impact from the Inflation Reduction Act during 2024.

We are subject to income taxes and various other taxes in the U.S. and in many foreign jurisdictions; therefore, changes in both domestic and international tax laws or regulations have affected and may affect our effective tax rate, results of operations, and cash flows. The Organization for Economic Co-operation and Development (the "OECD")/G20 Inclusive Framework on Base Erosion and Profit Shifting has agreed on a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (i) allocating profits to market jurisdictions ("Pillar One") and (ii) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding €20 billion and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate profits and pay taxes to market jurisdictions. Based on the current proposed revenue and profit thresholds, we do not expect to be subject to tax changes associated with Pillar One. Pillar Two focuses on global profit allocation and a global minimum tax rate. In December 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The EU Pillar Two Directive became effective on January 1, 2024.

The U.K. has enacted legislation to implement the OECD's Pillar Two rules with the passing of Finance (No.2) Act 2023. The legislation introduces a global minimum effective tax rate of 15% by implementing a domestic top-up tax and a multinational top-up tax for U.K. multinational corporations effective January 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. We do not expect that Pillar Two will have a material impact on the Consolidated financial statements.

Seasonality

Our revenues are subject to moderate seasonality, primarily due to fluctuations in advertising volumes. Advertising and marketing services revenues for our Domestic Gannett Media segment are typically highest in the fourth quarter, primarily due to fluctuations in advertising volumes tied to the holidays, regional weather, and levels of activity in our various markets, some of which have a high degree of seasonal residents and tourists. Revenues in our DMS segment experience moderate seasonality in the first quarter due to fluctuations in the seasonal needs of our advertising customers. The volume of advertising sales in any period is also impacted by other external factors such as competitors' pricing, advertisers' decisions to increase or decrease their advertising expenditures in response to anticipated consumer demand, and general economic conditions. Uncertain economic conditions continued to adversely impact our advertising revenues during 2023, and the occurrence of these factors has resulted in a reduction in demand for our print and digital advertising, reduced the rates for our advertising, and caused marketers to shift, reduce or stop spend. Refer to "Macroeconomic Environment" above for further discussion.

Environmental, Social and Governance Initiatives

As a leading media organization, our longstanding corporate social responsibility position is driven by our deep commitment to our communities. We are dedicated to ensuring that we have mindful and ethical business practices that positively impact our world. In early 2023, we published our 2023 ESG Report detailing the progress we made on our U.N. Sustainable Development Goals ("U.N. SDGs") that include Reduced Inequalities, Climate Action, and Peace, Justice and Strong Institutions. The 2023 ESG Report included noteworthy highlights such as improving our workplace diversity, expanding our systems infrastructure to provide Scope 1 and 2 emissions for our entire global carbon footprint, and reducing the number of manufacturing facilities.

We are committed to ensuring our coverage is widely available, actively promoted across our media sites and marketed to our millions of registered users. In January 2024, we published our network-wide 2023 Journalism Impact Report, which highlighted what we believe are the most influential articles we produced in 2023 and covers topics such as coverage on ID&E, as well as climate change. We are committed to the ongoing publishing of an annual network-wide Journalism Impact Report, which surfaces the top stories we produced that led to action.

The well-being of our employees is of paramount importance to us and we are committed to maintaining a corporate culture that conducts business in a responsible and ethical manner that includes promoting, protecting and supporting human rights across our operations and throughout our entire organization, which is why we have adopted a company-wide Human Rights Policy. This policy expands upon an existing policy enacted by our U.K. operations. Our Human Rights Policy covers areas such as our commitment to diversity and inclusion, a safe and healthy workplace, our communities and stakeholders, and freedom of association and collective bargaining, which helps ensure our employees' right to form and choose whether to join a labor union without fear of reprisal, intimidation, or harassment. The Human Rights Policy also reflects our commitment to bargaining in good faith with chosen representatives of such groups in accordance with applicable laws.

RESULTS OF OPERATIONS

Consolidated Summary

A summary of our consolidated results is presented below:

						Year ended December 31,			
In thousands, except per share amounts		**2023**		**2022**	**$ Change**	**% Change**	**2021**	**$ Change**	**% Change**
Revenues:									
Local and national print	$	329,956	$	404,298	(74,342)	(18)%	$ 502,014	$ (97,716)	(19)%
Classified print		246,589		266,584	(19,995)	(8)%	290,272	(23,688)	(8)%
Print advertising		576,545		670,882	(94,337)	(14)%	792,286	(121,404)	(15)%
Digital media		280,596		299,775	(19,179)	(6)%	363,149	(63,374)	(17)%
Digital marketing services [(a)]		476,958		467,909	9,049	2 %	443,775	24,134	5 %
Digital classified		53,015		57,571	(4,556)	(8)%	51,951	5,620	11 %
Digital advertising and marketing services		810,569		825,255	(14,686)	(2)%	858,875	(33,620)	(4)%
Advertising and marketing services		**1,387,114**		**1,496,137**	**(109,023)**	**(7)%**	**1,651,161**	**(155,024)**	**(9)%**
Print circulation		772,200		952,019	(179,819)	(19)%	1,149,186	(197,167)	(17)%
Digital-only subscription		155,621		132,618	23,003	17 %	100,488	32,130	32 %
Circulation		**927,821**		**1,084,637**	**(156,816)**	**(14)%**	**1,249,674**	**(165,037)**	**(13)%**
Other [(b)]		**348,615**		**364,529**	**(15,914)**	**(4)%**	**307,248**	**57,281**	**19 %**
Total revenues		**2,663,550**		**2,945,303**	**(281,753)**	**(10)%**	**3,208,083**	**(262,780)**	**(8)%**
Total operating expenses [(a)]		**2,577,279**		**2,978,902**	**(401,623)**	**(13)%**	**3,099,006**	**(120,104)**	**(4)%**
Operating income (loss)		86,271		(33,599)	119,870	***	109,077	(142,676)	***
Non-operating expenses		92,436		43,307	49,129	***	196,998	(153,691)	(78)%
Loss before income taxes		**(6,165)**		**(76,906)**	**70,741**	**(92)%**	**(87,921)**	**11,015**	**(13)%**
Provision for income taxes		21,729		1,349	20,380	***	48,250	(46,901)	(97)%
Net loss		**(27,894)**		**(78,255)**	**50,361**	**(64)%**	**(136,171)**	**57,916**	**(43)%**
Net loss attributable to noncontrolling interests		(103)		(253)	150	(59)%	(1,209)	956	(79)%
Net loss attributable to Gannett	$	**(27,791)**	$	**(78,002)**	$ **50,211**	**(64)%**	$ **(134,962)**	$ **56,960**	**(42)%**
Loss per share attributable to Gannett - basic	$	(0.20)	$	(0.57)	$ 0.37	(65)%	$ (1.00)	$ 0.43	(43)%
Loss per share attributable to Gannett - diluted	$	(0.20)	$	(0.57)	$ 0.37	(65)%	$ (1.00)	$ 0.43	(43)%

*** Indicates an absolute value percentage change greater than 100.

[(a)] Amounts are net of intersegment eliminations of $150.5 million, $143.5 million and $129.3 million for the years ended December 31, 2023, 2022 and 2021, respectively, which represent digital advertising marketing services revenues and expenses associated with products sold by sales teams in our Domestic Gannett Media and Newsquest segments but fulfilled by our DMS segment. When discussing segment results, these revenues and expenses are presented gross but are eliminated in consolidation.

[(b)] Other revenues included Other Digital revenues, including digital syndication, affiliate, production and licensing revenues of $84.2 million, $80.7 million and $68.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Revenues

Advertising and marketing services revenues are generated by the Domestic Gannett Media, Newsquest and DMS segments. At both the Domestic Gannett Media and Newsquest segments, Advertising and marketing services revenues are generated by the sale of local, national, and classified print advertising products, digital advertising offerings such as digital classified advertisements, digital media such as display advertisements run on our platforms as well as third-party sites, and digital marketing services delivered by our DMS segment. At the DMS segment, Advertising and marketing services revenues are generated through multiple services, including search advertising, display advertising, search optimization, social media, website development, web presence products, customer relationship management, and software-as-a-service solutions.

Circulation revenues are generated by the Domestic Gannett Media and Newsquest segments, and are derived from home delivery, digital distribution and single copy sales of our publications.

Other revenues are primarily generated by the Domestic Gannett Media and Newsquest segments. Other revenues generated by the Domestic Gannett Media segment are mainly derived from commercial printing, distribution arrangements, revenues from our events business, digital content syndication and affiliate revenues and third-party newsprint sales. Other revenues generated by the Newsquest segment are mainly derived from digital production revenues and commercial printing. To a lesser extent Other revenues generated at our Corporate and other category are mainly driven by sales of cloud-based products with expert guidance and support.

Operating expenses

Operating expenses consist primarily of the following:
- Operating costs at the Domestic Gannett Media and Newsquest segments include labor, newsprint and delivery costs and at the DMS segment include the cost of online media acquired from third parties and costs to manage and operate our marketing solutions and technology infrastructure;
- Selling, general and administrative expenses include labor, payroll, outside services, benefits costs and bad debt expense;
- Depreciation and amortization;
- Integration and reorganization costs include severance charges and other costs, including those for the purpose of consolidating our operations (i.e., facility consolidation expenses and integration-related costs);
- Impairment charges, including costs incurred related to goodwill, intangible assets and property, plant, and equipment;
- Gains or losses on the sale or disposal of assets; and
- Other operating expenses, including third-party debt expenses as well as acquisition-related costs.

Refer to Segment results below for a discussion of the results of operations by segment.

Non-operating (income) expense

Interest expense: For the year ended December 31, 2023, Interest expense was $111.8 million compared to $108.4 million for the year ended December 31, 2022. The increase in interest expense for the year ended December 31, 2023 compared to 2022 was primarily due to the impact of the increase in interest rates on our Senior Secured Term Loan, partially offset by a lower debt balance, mainly driven by quarterly amortization payments on our Senior Secured Term Loan and repurchases of our 2026 Senior Notes. For the year ended December 31, 2022, Interest expense was $108.4 million compared to $135.7 million for the year ended December 31, 2021. The decrease in interest expense for the year ended December 31, 2022 compared to 2021 was mainly due to a lower debt balance and the impact of lower interest rates on our outstanding fixed-rate debt, partially offset by an increase in interest rates on the Senior Secured Term Loan.

Gain on early extinguishment of debt: For the years ended December 31, 2023 and 2022, we recognized gains on the early extinguishment of debt of $4.5 million and $0.4 million, respectively. The increase in the Gain on the early extinguishment of debt for the year ended December 31, 2023 compared to 2022 was mainly due to refinancing activities related to our 2026 Senior Notes and Senior Secured Term Loan. For the year ended December 31, 2021, we incurred a loss on the early extinguishment of debt of $48.7 million. The decrease for the year ended December 31, 2022 compared to 2021 was mainly due to the absence in 2022 of the refinancing activities which occurred in 2021, including the refinancing of our five-year, senior-secured term loan facility in an aggregate principal amount of $1.045 billion (the "5-Year Term Loan") in the fourth quarter of 2021 and the payoff of our five-year, senior-secured 11.5% term loan facility with Apollo Capital Management, L.P., which was made in the first quarter of 2021. Refer to "Recent Developments – Debt repurchase" above for further discussion of our 2026 Senior Notes.

Non-operating pension income: For the year ended December 31, 2023, Non-operating pension income was $9.4 million compared to $59.0 million in 2022. The decrease in Non-operating pension income for the year ended December 31, 2023 compared to 2022 was primarily due to a decrease in the expected return on plan assets, mainly driven by a decrease in assets following the annuity contract entered into during 2022, related to the Gannett Retirement Plan (the "GR Plan"). For the year ended December 31, 2022, Non-operating pension income was $59.0 million compared to $95.4 million in 2021. The decrease in Non-operating pension income for the year ended December 31, 2022 compared to 2021 was primarily due to a decrease in the expected return on plan assets held by the GR Plan, mainly driven by a more conservative asset allocation, and to a lesser extent, the reduction to the GR Plan assets as a result of the pension annuity entered into during the third quarter of 2022.

Loss on convertible notes derivative: For the years ended December 31, 2023 and 2022, we had no Loss on convertible notes derivative. For the year ended December 31, 2021, Loss on convertible notes derivative was $126.6 million, reflecting the increase in the fair value of the derivative liability as a result of the increase in our stock price.

Other non-operating income, net: Other non-operating income, net consisted of certain items that fall outside of our normal business operations. For the year ended December 31, 2023, we recorded Other non-operating income, net of $5.4 million compared to $5.7 million in 2022. For the year ended December 31, 2022, Other non-operating income, net, was $5.7 million compared to $18.7 million in 2021. The decrease in Other non-operating income, net for the year ended December 31, 2022 compared to 2021 was primarily due to the absence in 2022 of the reversal of an accrual related to a legal matter in 2021.

Provision for income taxes

The following table summarizes our pre-tax loss before income taxes and income tax accounts:

		Year ended December 31,				
In thousands		2023		2022		2021
Loss before income taxes	$	(6,165)	$	(76,906)	$	(87,921)
Provision for income taxes		21,729		1,349		48,250
Effective tax rate		NM		(1.8)%		NM

NM indicates not meaningful.

Our effective tax rate for the year ended December 31, 2023 was not meaningful. The tax provision for 2023 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion from our U.K. operations, nondeductible compensation, and state and local tax expense, partially offset by the benefit from the pre-tax book loss.

Our effective tax rate for the year ended December 31, 2022 was negative 1.8%. The tax provision for 2022 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion, the release of uncertain tax positions in the U.S., and the reduction in the blended state tax rate, which were offset by the tax benefit of the pre-tax book loss.

Our effective tax rate for the year ended December 31, 2021 was not meaningful given the income tax provision associated with a loss before income taxes. The tax provision was primarily impacted by the derivative revaluation, which is nondeductible for federal tax purposes, the creation of valuation allowances on non-deductible interest expense carryforwards, and deemed income from global intangible low-taxed income inclusion, offset by the change in the deferred tax rate from 19% to 25% in the U.K. and the income tax impact of Paycheck Protection Program ("PPP") loan forgiveness.

Net loss attributable to Gannett and diluted loss per share attributable to Gannett

Net loss attributable to Gannett and diluted loss per share attributable to Gannett were $27.8 million and $0.20 for the year ended December 31, 2023, respectively, $78.0 million and $0.57 for the year ended December 31, 2022, respectively, and $135.0 million and $1.00 for the year ended December 31, 2021, respectively. The changes reflect the various items discussed above and below in "Segment Results."

Segment Results

Domestic Gannett Media segment 2023 compared to 2022

A summary of our Domestic Gannett Media segment comparing the year ended December 31, 2023 to the year ended December 31, 2022 is presented below:

		Year ended December 31,			
In thousands		**2023**	**2022**	**$ Change**	**% Change**
Revenues:					
Advertising and marketing services	$	925,539	$ 1,034,416	$ (108,877)	(11%)
Circulation		854,542	1,012,525	(157,983)	(16%)
Other		315,772	332,865	(17,093)	(5%)
Total revenues		2,095,853	2,379,806	(283,953)	(12%)
Operating expenses:					
Operating costs		1,362,815	1,544,708	(181,893)	(12%)
Selling, general and administrative expenses		540,843	631,414	(90,571)	(14%)
Depreciation and amortization		112,201	130,557	(18,356)	(14%)
Integration and reorganization costs		5,582	55,575	(49,993)	(90%)
Asset impairments		1,370	1,056	314	30%
Gain on sale or disposal of assets, net		(38,937)	(6,738)	(32,199)	***
Other operating expenses		139	2	137	***
Total operating expenses		1,984,013	2,356,574	(372,561)	(16%)
Operating income	$	111,840	$ 23,232	$ 88,608	***

*** Indicates an absolute value percentage change greater than 100.

Revenues

The following table provides the breakout of Revenues by category:

		Year ended December 31,			
In thousands		**2023**	**2022**	**$ Change**	**% Change**
Local and national print	$	292,211	$ 363,772	$ (71,561)	(20%)
Classified print		209,490	230,969	(21,479)	(9%)
Print advertising		501,701	594,741	(93,040)	(16%)
Digital media		238,706	260,417	(21,711)	(8%)
Digital marketing services		140,589	133,219	7,370	6%
Digital classified		44,543	46,039	(1,496)	(3%)
Digital advertising and marketing services		423,838	439,675	(15,837)	(4%)
Advertising and marketing services		925,539	1,034,416	(108,877)	(11%)
Print circulation		704,158	884,854	(180,696)	(20%)
Digital-only subscription		150,384	127,671	22,713	18%
Circulation		854,542	1,012,525	(157,983)	(16%)
Other[a]		315,772	332,865	(17,093)	(5%)
Total revenues	$	2,095,853	$ 2,379,806	(283,953)	(12%)

[a] Other revenues included Other Digital revenues, including digital content syndication and affiliate revenues of $67.5 million and $65.8 million for the years ended December 31, 2023 and 2022, respectively.

For the year ended December 31, 2023, Local and national print advertising revenues decreased compared to 2022, primarily due to a decrease in advertiser inserts, mainly due to volume declines, and a decrease in local and national print advertisements, mainly due to the ongoing decline associated with secular trends and both a shift and a reduction in spend from customers driven by macroeconomic factors. In addition, the decrease in Local and national print advertising revenues was also due to the absence in 2023 of revenues of $25.7 million associated with both businesses divested and non-core products which were sunset in 2023 and 2022. For the year ended December 31, 2023, Classified print advertising revenues decreased compared to 2022, primarily due to lower spend on classified advertisements, mainly driven by lower spend on obituary notifications and real estate advertisements, partially offset by an increase in spend on employment advertisements. In addition, the decrease in Classified print advertising revenues was also due to the absence in 2023 of revenues of $5.6 million associated with non-core products which were sunset in 2023 and 2022.

For the year ended December 31, 2023, Digital media revenues decreased compared to 2022, driven by decreases in both domestic national and local revenue volumes and a reduction in digital advertising demand as a result of a more challenging macroeconomic environment, including declining CPMs (cost per thousand impressions). For the year ended December 31, 2023, Digital marketing services revenues increased compared to 2022, primarily due to an increase in rates, partially offset by a decrease in client counts. For the year ended December 31, 2023, Digital classified revenues decreased compared to 2022, due to lower spend on employment and obituary notifications, partially offset by higher spend on automotive advertisements.

For the year ended December 31, 2023, Print circulation revenues decreased compared to 2022, due to a decline in home delivery as a result of a reduction in the volume of subscribers, partially offset by an increase in rates, as well as a decline in single copy due to a reduction in volume. In addition, the decrease in Print circulation revenues was due to the absence in 2023 of revenues of $6.8 million associated with non-core products which were sunset in 2023 and 2022. For the year ended December 31, 2023, Digital-only subscription revenues increased compared to 2022, due to an increase in Digital-only subscription average revenue per user ("Digital-only ARPU") of 7.8%, mainly due to product mix. Refer to "Key Performance Indicators" below for further discussion of Digital-only ARPU.

For the year ended December 31, 2023, Other revenues decreased compared to 2022, primarily due to a decline in commercial print volume and a decline in digital syndication, partially offset by an increase in event revenues, mainly driven by an increase in registration fees and higher merchandising revenues, driven by higher attendance, partially offset by slightly fewer events, as well as an increase in digital revenues related to affiliate agreements.

Operating expenses

For the year ended December 31, 2023, Operating costs decreased $181.9 million compared to 2022. The following table provides the breakout of the decrease in Operating costs:

			Year ended December 31,				
In thousands		2023		2022		$ Change	% Change
Newsprint and ink	$	99,760	$	129,077	$	(29,317)	(23%)
Distribution		323,750		370,594		(46,844)	(13%)
Compensation and benefits		393,196		487,868		(94,672)	(19%)
Outside services		326,695		333,137		(6,442)	(2%)
Other		219,414		224,032		(4,618)	(2%)
Total operating costs	$	1,362,815	$	1,544,708	$	(181,893)	(12%)

For the year ended December 31, 2023, Newsprint and ink costs decreased compared to 2022, primarily due to a decline associated with lower revenues, partially offset by an increase of $2.4 million driven by the change in the cost of newsprint.

For the year ended December 31, 2023, Distribution costs decreased compared to 2022, primarily due to a decrease of $51.2 million associated with lower home delivery and single copy revenues, partially offset by an increase of $4.4 million, driven by higher postage costs primarily due to conversion to mail delivery in multiple markets. Included in the decline of Distribution costs was the absence in 2023 of expenses of $16.8 million associated with both businesses divested and non-core products which were sunset in 2023 and 2022.

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll expense of $69.5 million, driven by a decrease in headcount tied to ongoing cost control initiatives, including facility closures and conversion to mail delivery in multiple markets, and to a lesser extent, lower employee benefit costs of

$25.1 million, mainly due to a decrease in insurance costs due to a decrease in headcount and a decline in employer 401(k) plan matching contributions, which were suspended in the third quarter of 2022.

For the year ended December 31, 2023, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, decreased compared to 2022, primarily due to a decrease of $12.4 million in various expenses, including costs related to news and editorial, professional services, outside printing, and software licensing, partially offset by an increase of $6.0 million in third-party media fees.

For the year ended December 31, 2023, Other costs decreased compared to 2022, primarily due to lower facility related expenses associated with real estate sales and lower promotion expenses.

For the year ended December 31, 2023, Selling, general and administrative expenses decreased by $90.6 million compared to 2022. The following table provides the breakout of the decrease in Selling, general and administrative expenses:

| *In thousands* | | Year ended December 31, | | | | | | |
		2023		2022		$ Change		% Change
Compensation and benefits	$	255,491	$	289,761	$	(34,270)		(12%)
Outside services and other		285,352		341,653		(56,301)		(16%)
Total selling, general and administrative expenses	$	540,843	$	631,414	$	(90,571)		(14%)

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll expense of $24.0 million, driven by a decrease in headcount tied to ongoing cost control initiatives and lower commissions related to revenue performance, and to a lesser extent, lower employee benefit costs of $10.3 million, including a decrease in employer 401(k) plan matching contributions, which were suspended in the third quarter of 2022.

For the year ended December 31, 2023, Outside services and other costs, which include services fulfilled by third parties, decreased compared to 2022, due to a decrease in costs related to technology, promotions, and professional services.

For the year ended December 31, 2023, Depreciation and amortization expense decreased compared to 2022, reflecting the impact of fewer print facilities in 2023 compared to 2022.

For the year ended December 31, 2023, Integration and reorganization costs decreased compared to 2022, mainly due to a decrease in severance costs of $30.7 million and a decrease in other costs of $19.3 million. The decrease in other costs was primarily due to the reversal of withdrawal liabilities related to multiemployer pension plans of $6.4 million based on settlement of the withdrawal liability, and the absence in 2023 of an accrual of $8.6 million made in 2022 related to a multiemployer pension plan, as well as lower facility and consolidation costs in 2023 compared to 2022.

For the years ended December 31, 2023 and 2022, we recognized net gains on the sale of assets of $38.9 million and $6.7 million, respectively, primarily related to sales of production facilities as part of our plan to monetize non-core assets.

Domestic Gannett Media segment Adjusted EBITDA

| *In thousands* | | Year ended December 31, | | | | | | |
		2023		2022		$ Change		% Change
Net income attributable to Gannett	$	114,254	$	63,225	$	51,029		81%
Non-operating pension income		(705)		(35,921)		35,216		(98%)
Depreciation and amortization		112,201		130,557		(18,356)		(14%)
Integration and reorganization costs		5,582		55,575		(49,993)		(90%)
Other operating expenses		139		2		137		***
Asset impairments		1,370		1,056		314		30%
Gain on sale or disposal of assets, net		(38,937)		(6,738)		(32,199)		***
Other items		737		(108)		845		***
Adjusted EBITDA (non-GAAP basis)[(a)]	$	194,641	$	207,648	$	(13,007)		(6%)
Net income attributable to Gannett margin		5.5 %		2.7 %				
Adjusted EBITDA margin (non-GAAP basis)[(a)(b)]		9.3 %		8.7 %				

*** Indicates an absolute value percentage change greater than 100.
[(a)] See "Non-GAAP Financial Measures" below for additional information about non-GAAP measures.
[(b)] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2023, the decrease in Domestic Gannett Media segment Adjusted EBITDA compared to 2022 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2023, the decrease in Non-operating pension income compared to 2022 was primarily due to a decrease in the expected return on plan assets mainly driven by a decrease in assets following the annuity contract entered into during 2022 related to the GR Plan.

Domestic Gannett Media segment 2022 compared to 2021

A summary of our Domestic Gannett Media segment comparing the year ended December 31, 2022 to the year ended December 31, 2021 is presented below:

	Year ended December 31,			
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Operating revenues:				
Advertising and marketing services	$ 1,034,416	$ 1,219,241	$ (184,825)	(15%)
Circulation	1,012,525	1,179,100	(166,575)	(14%)
Other	332,865	279,776	53,089	19%
Total operating revenues	2,379,806	2,678,117	(298,311)	(11%)
Operating expenses:				
Operating costs	1,544,708	1,622,214	(77,506)	(5%)
Selling, general and administrative expenses	631,414	676,954	(45,540)	(7%)
Depreciation and amortization	130,557	150,185	(19,628)	(13%)
Integration and reorganization costs	55,575	14,721	40,854	***
Asset impairments	1,056	3,881	(2,825)	(73%)
(Gain) loss on sale or disposal of assets, net	(6,738)	27,397	(34,135)	***
Other operating expenses	2	—	2	***
Total operating expenses	2,356,574	2,495,352	(138,778)	(6%)
Operating income	$ 23,232	$ 182,765	$ (159,533)	(87%)

*** Indicates an absolute value percentage change greater than 100.

Operating revenues

The following table provides the breakout of Operating revenues by category:

In thousands		Year ended December 31,			
		2022	**2021**	**$ Change**	**% Change**
Local and national print	$	363,772	$ 469,211	$ (105,439)	(22%)
Classified print		230,969	259,081	(28,112)	(11%)
Print advertising		594,741	728,292	(133,551)	(18%)
Digital media		260,417	324,843	(64,426)	(20%)
Digital marketing services		133,219	125,861	7,358	6%
Digital classified		46,039	40,245	5,794	14%
Digital advertising and marketing services		439,675	490,949	(51,274)	(10%)
Advertising and marketing services		1,034,416	1,219,241	(184,825)	(15%)
Print circulation		884,854	1,083,760	(198,906)	(18%)
Digital-only subscription		127,671	95,340	32,331	34%
Circulation		1,012,525	1,179,100	(166,575)	(14%)
Other[a]		332,865	279,776	53,089	19%
Total operating revenues	$	2,379,806	$ 2,678,117	$ (298,311)	(11%)

[a] Other revenues included Other Digital revenues, including digital content syndication and affiliate revenues of $65.8 million and $57.4 million for the years ended December 31, 2022 and 2021, respectively.

The overall decline in Print advertising revenues for the year ended December 31, 2022 compared to 2021 was driven primarily by secular industry trends impacting all categories. In addition, during the year ended December 31, 2022, and specifically beginning in the second quarter of 2022, we saw an acceleration in the rate of decline of our Print advertising revenues as a result of macroeconomic factors. For the year ended December 31, 2022, Local and national print advertising revenues decreased compared to 2021, primarily due to a decrease in advertiser inserts, mainly due to volume declines, as well as the absence of $37.3 million of revenues associated with both businesses divested and non-core products which were sunset in 2022 and 2021. For the year ended December 31, 2022, Classified print advertising revenues decreased compared to 2021 due to lower spend on classified advertisements, primarily related to a decline in obituary notifications, and to a lesser extent declines in real estate and automotive advertisements. In addition, the decrease in Classified print advertising revenues was also due to the absence in 2022 of revenues of $8.0 million associated with non-core products which were sunset in 2022 and 2021.

For the year ended December 31, 2022, Digital media revenues decreased compared to 2021, driven by changes in monetization with our sports affiliates as well as lower page views related to increased subscriber-only content, secular trends in news consumption and lower overall digital advertising spend. In addition, during the year ended December 31, 2022, we experienced a reduction in digital advertising demand as a result of a more challenging macroeconomic environment. For the year ended December 31, 2022, Digital marketing services revenues increased compared to 2021, due to an increase in client counts as well as an increase in rates. For the year ended December 31, 2022, Digital classified revenues increased compared to 2021, due to higher client spend, primarily due to increased spend on automotive advertisements, partially offset by lower spend on obituary and employment notifications.

For the year ended December 31, 2022, Print circulation revenues decreased compared to 2021, due to a decline in home delivery sales, mainly driven by a reduction in the volume of subscribers, partially offset by an increase in rates, as well as a decline in single copy sales reflecting the overall secular trends impacting the industry and increasing sensitivity from customers related to price increases and product changes. In addition, during the year ended December 31, 2022, and specifically beginning in the second quarter of 2022, the decline in print circulation revenues accelerated as compared to the same period in the prior year as our audience increasingly moved to digital platforms, and as a result of consumer price sensitivity. For the year ended December 31, 2022, Digital-only subscription revenues increased compared to 2021, driven by an increase of 24.6% in paid digital-only subscriptions, including those subscribers on introductory subscription offers, to approximately 2 million as of December 31, 2022, partially offset by a decline in Digital-only ARPU. Refer to "Key

Performance Indicators" in Management's Discussion and Analysis of Financial Condition and Results of Operations" below for further discussion of Digital-only ARPU.

For the year ended December 31, 2022, Other revenues increased compared to 2021, primarily due to commercial print growth in local markets, an increase in digital content syndication volume and other digital revenues, and an increase in event revenues (though not to pre-pandemic levels) as we hosted more in-person events with higher attendance as compared to the same period in the prior year.

Operating expenses

For the year ended December 31, 2022, Operating costs decreased $77.5 million compared to 2021. The following table provides the breakout of the decrease in Operating costs:

		Year ended December 31,		
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Newsprint and ink	$ 129,077	$ 96,391	$ 32,686	34%
Distribution	370,594	418,402	(47,808)	(11%)
Compensation and benefits	487,868	510,646	(22,778)	(4%)
Outside services	333,137	324,784	8,353	3%
Other	224,032	271,991	(47,959)	(18%)
Total operating costs	$ 1,544,708	$ 1,622,214	$ (77,506)	(5%)

For the year ended December 31, 2022, Newsprint and ink costs increased compared to 2021, primarily due to an increase in newsprint prices of $21.8 million driven by inflationary pressures and supply chain issues impacting the industry, as well as growth in our commercial print business, partially offset by the decline in volume of home delivery and single copy sales as well as reduction of print offerings.

For the year ended December 31, 2022, Distribution costs decreased compared to 2021, primarily due to a decrease of $36.1 million associated with lower home delivery and single copy revenues and $11.7 million of lower postage costs associated with lower volumes. Included in the decline in Distribution costs was the absence in 2022 of expenses of $28.0 million associated with both businesses divested and non-core products which were sunset in 2022 and 2021.

For the year ended December 31, 2022, Compensation and benefits costs decreased compared to 2021, primarily due to lower payroll expenses of $31.5 million driven by a decrease in headcount tied to ongoing cost control initiatives, partially offset by the absence of $12.1 million of PPP loan forgiveness received in 2021.

For the year ended December 31, 2022, Outside services costs, which include outside printing, professional services fulfilled by third parties, paid search and ad serving, feature services, and credit card fees, increased compared to 2021, primarily due to an increase of $4.8 million in third-party media fees and an increase of $3.6 million in various expenses, mainly related to events, driven by the number and mix of live versus virtual events compared to the prior year.

For the year ended December 31, 2022, Other costs decreased compared to 2021, due primarily to the absence of expenses associated with both businesses divested and non-core products which were sunset in 2022 and 2021 and cost management initiatives.

For the year ended December 31, 2022, Selling, general and administrative expenses decreased by $45.5 million compared to 2021. The following table provides the breakout of the decrease in Selling, general and administrative expenses:

		Year ended December 31,		
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Compensation and benefits	$ 289,761	$ 336,824	$ (47,063)	(14%)
Outside services and other	341,653	340,130	1,523	—%
Total selling, general and administrative expenses	$ 631,414	$ 676,954	$ (45,540)	(7%)

For the year ended December 31, 2022, Compensation and benefits costs decreased compared to 2021, primarily due to lower payroll expense of $34.1 million driven by headcount savings, as well as lower employee benefit costs of $17.2 million, including medical, partially offset by the absence of PPP loan forgiveness of $4.3 million received in 2021.

For the year ended December 31, 2022, Outside services and other costs, which include services fulfilled by third parties, increased slightly compared to 2021, due to higher professional services costs and higher marketing and acquisition costs associated with growing subscribers.

For the year ended December 31, 2022, Depreciation and amortization expense decreased compared to 2021, reflecting the impact of fewer print facilities compared to 2021.

For the year ended December 31, 2022, Integration and reorganization costs increased compared to 2021, mainly due to an increase in severance costs of $27.1 million, primarily driven by our voluntary severance program in the fourth quarter of 2022 related to cost savings initiatives as well as ongoing integration and restructuring activities, and an increase in other costs of $13.8 million, including a withdrawal liability which was expensed as a result of ceasing contributions to a multiemployer pension plan, and an increase in facility consolidation expenses associated with exiting a lease.

For the year ended December 31, 2022, we recognized a net gain on the sale of assets of $6.7 million compared to a net loss of $27.4 million for the year ended December 31, 2021 related to the sales of production facilities as part of our plan to monetize non-core assets.

Domestic Gannett Media segment Adjusted EBITDA

In thousands		Year ended December 31,			
		2022	**2021**	**$ Change**	**% Change**
Net income attributable to Gannett	$	63,225	$ 263,524	$ (200,299)	(76%)
Non-operating pension income		(35,921)	(72,216)	36,295	(50%)
Depreciation and amortization		130,557	150,185	(19,628)	(13%)
Integration and reorganization costs		55,575	14,721	40,854	***
Other operating expenses		2	—	2	***
Asset impairments		1,056	3,881	(2,825)	(73%)
(Gain) loss on sale or disposal of assets, net		(6,738)	27,397	(34,135)	***
Other items		(108)	(2,559)	2,451	(96%)
Adjusted EBITDA (non-GAAP basis)[(a)]	$	207,648	$ 384,933	$ (177,285)	(46%)
Net income attributable to Gannett margin		2.7 %	9.8 %		
Adjusted EBITDA margin (non-GAAP basis)[(a)(b)]		8.7 %	14.4 %		

*** Indicates an absolute value percentage change greater than 100.
[(a)] See "Non-GAAP Financial Measures" below for additional information about non-GAAP measures.
[(b)] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2022, the decrease in Domestic Gannett Media segment Adjusted EBITDA compared to 2021 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2022, the decrease in Non-operating pension income compared to 2021 was primarily due to a decrease in the expected return on plan assets held by the GR Plan, mainly driven by a more conservative asset allocation, and to a lesser extent, the reduction to the GR Plan assets as a result of the pension annuity entered into during the third quarter of 2022.

Newsquest segment 2023 compared to 2022

A summary of our Newsquest segment results comparing the year ended December 31, 2023 to the year ended December 31, 2022 is presented below:

	Year ended December 31,			
In thousands	2023	2022	$ Change	% Change
Revenues:				
Advertising and marketing services	$ 134,126	$ 136,294	$ (2,168)	(2%)
Circulation	73,279	72,112	1,167	2%
Other	26,575	26,224	351	1%
Total revenues	233,980	234,630	(650)	—%
Operating expenses:				
Operating costs	120,264	125,405	(5,141)	(4%)
Selling, general and administrative expenses	63,947	69,563	(5,616)	(8%)
Depreciation and amortization	8,792	7,374	1,418	19%
Integration and reorganization costs	1,763	4,425	(2,662)	(60%)
Gain on sale or disposal of assets, net	(42)	(319)	277	(87%)
Other operating expenses	215	725	(510)	(70%)
Total operating expenses	194,939	207,173	(12,234)	(6%)
Operating income	$ 39,041	$ 27,457	$ 11,584	42%

Revenues

The following table provides the breakout of Revenues by category:

	Year ended December 31,			
In thousands	2023	2022	$ Change	% Change
Local and national print	$ 37,745	$ 40,526	$ (2,781)	(7%)
Classified print	37,099	35,615	1,484	4%
Print advertising	74,844	76,141	(1,297)	(2%)
Digital media	41,890	39,358	2,532	6%
Digital marketing services	8,920	9,263	(343)	(4%)
Digital classified	8,472	11,532	(3,060)	(27%)
Digital advertising and marketing services	59,282	60,153	(871)	(1%)
Advertising and marketing services	134,126	136,294	(2,168)	(2%)
Print circulation	68,042	67,165	877	1%
Digital-only subscription	5,237	4,947	290	6%
Circulation	73,279	72,112	1,167	2%
Other[a]	26,575	26,224	351	1%
Total revenues	$ 233,980	$ 234,630	(650)	—%

(a) Other revenues included Other Digital revenues, including digital production revenues of $10.4 million and $9.5 million for the years ended December 31, 2023 and 2022, respectively.

For the year ended December 31, 2023, Local and national print advertising revenues decreased compared to 2022, primarily due to a reduction in spend driven by the ongoing decline associated with secular trends reflecting the shift to digital platforms, partially offset by an increase reflecting the impact of an acquisition in the first quarter of 2022. For the year ended December 31, 2023, Classified print advertising revenues increased compared to 2022, primarily due to spend on legal

notifications driven by the impact of an acquisition in the first quarter of 2022, partially offset by lower spend on real estate, employment, and automobile classified advertisements.

For the year ended December 31, 2023, Digital media revenues increased compared to 2022, driven by the impact of an acquisition in the first quarter of 2022. For the year ended December 31, 2023, Digital classified revenues decreased compared to 2022, due to lower spend on employment notifications.

For the year ended December 31, 2023, Print circulation revenues increased compared to 2022, primarily due to the impact of an acquisition in the first quarter of 2022.

Operating expenses

For the year ended December 31, 2023, Operating costs decreased $5.1 million compared to 2022. The following table provides the breakout of the decrease in Operating costs:

		Year ended December 31,			
In thousands		2023	2022	$ Change	% Change
Newsprint and ink	$	13,351	$ 15,039	$ (1,688)	(11%)
Distribution		13,325	14,697	(1,372)	(9%)
Compensation and benefits		50,144	51,032	(888)	(2%)
Outside services		16,033	16,924	(891)	(5%)
Other		27,411	27,713	(302)	(1%)
Total operating costs	$	120,264	$ 125,405	$ (5,141)	(4%)

For the year ended December 31, 2023, Newsprint and ink costs decreased compared to 2022, primarily due to a decline associated with lower volume due to the decline in revenues and a reduction in the cost of newsprint.

For the year ended December 31, 2023, Distribution costs decreased compared to 2022, primarily due to a decline associated with lower revenues.

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll and employee benefit expenses driven by integration savings due to decreased headcount associated with an acquisition in the first quarter of 2022.

For the year ended December 31, 2023, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, decreased compared to 2022 due to lower miscellaneous expenses driven by cost control initiatives.

For the year ended December 31, 2023, Selling, general and administrative expenses decreased by $5.6 million compared to 2022. The following table provides the breakout of the decrease in Selling, general and administrative expenses:

		Year ended December 31,			
In thousands		2023	2022	$ Change	% Change
Compensation and benefits	$	47,350	$ 50,708	$ (3,358)	(7%)
Outside services and other		16,597	18,855	(2,258)	(12%)
Total selling, general and administrative expenses	$	63,947	$ 69,563	$ (5,616)	(8%)

For the year ended December 31, 2023, Compensation and benefits costs decreased compared to 2022, primarily due to lower payroll and employee benefit expenses driven by a reduction in headcount tied to integration activities associated with an acquisition in the first quarter of 2022, as well as ongoing cost control initiatives.

For the year ended December 31, 2023, Outside services and other costs decreased compared to 2022, primarily due to a reduction in technology spend tied to integration activities associated with an acquisition in the first quarter of 2022.

For the year ended December 31, 2023, Depreciation and amortization expense increased compared to 2022, mainly due to higher accelerated depreciation as a result of exiting space and higher amortization of capitalized software.

For the year ended December 31, 2023, Integration and reorganization costs decreased compared to 2022, mainly due to a decrease in severance costs of $2.5 million and a decrease in other costs of $0.2 million.

Newsquest segment Adjusted EBITDA

							Year ended December 31,			
In thousands		2023		2022			$ Change		% Change	
Net income attributable to Gannett	$	49,257	$	49,301	$		(44)		—%	
Non-operating pension income		(8,677)		(23,032)			14,355		(62%)	
Depreciation and amortization		8,792		7,374			1,418		19%	
Integration and reorganization costs		1,763		4,425			(2,662)		(60%)	
Other operating expenses		215		725			(510)		(70%)	
Gain on sale or disposal of assets, net		(42)		(319)			277		(87%)	
Other Items		(1,180)		1,553			(2,733)		***	
Adjusted EBITDA (non-GAAP basis)[a]	$	50,128	$	40,027	$		10,101		25%	
Net income attributable to Gannett margin		21.1 %		21.0 %						
Adjusted EBITDA margin (non-GAAP basis)[a][b]		21.4 %		17.1 %						

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2023, the increase in Newsquest segment Adjusted EBITDA compared to 2022 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2023, the decrease in Non-operating pension income compared to 2022 was primarily due to an increase in interest rates.

__Newsquest segment 2022 compared to 2021__

A summary of our Newsquest segment comparing the year ended December 31, 2022 to the year ended December 31, 2021 is presented below:

	Year ended December 31,			
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Revenues:				
Advertising and marketing services	$ 136,294	$ 117,962	$ 18,332	16%
Circulation	72,112	70,569	1,543	2%
Other	26,224	20,087	6,137	31%
Total revenues	234,630	208,618	26,012	12%
Operating expenses:				
Operating costs	125,405	100,259	25,146	25%
Selling, general and administrative expenses	69,563	59,812	9,751	16%
Depreciation and amortization	7,374	7,027	347	5%
Integration and reorganization costs	4,425	1,239	3,186	***
Asset impairments	—	95	(95)	(100%)
Gain on sale or disposal of assets, net	(319)	(9,929)	9,610	(97%)
Other operating expenses	725	—	725	***
Total operating expenses	207,173	158,503	48,670	31%
Operating income	$ 27,457	$ 50,115	$ (22,658)	(45%)

*** Indicates an absolute value percentage change greater than 100.

Revenues

The following table provides the breakout of Revenues by category:

	Year ended December 31,			
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Local and national print	$ 40,526	$ 32,803	$ 7,723	24%
Classified print	35,615	31,191	4,424	14%
Print advertising	76,141	63,994	12,147	19%
Digital media	39,358	36,445	2,913	8%
Digital marketing services	9,263	5,872	3,391	58%
Digital classified	11,532	11,651	(119)	(1%)
Digital advertising and marketing services	60,153	53,968	6,185	11%
Advertising and marketing services	136,294	117,962	18,332	16%
Print circulation	67,165	65,421	1,744	3%
Digital-only subscription	4,947	5,148	(201)	(4%)
Circulation	72,112	70,569	1,543	2%
Other[a]	26,224	20,087	6,137	31%
Total revenues	$ 234,630	$ 208,618	26,012	12%

[a] Other revenues included Other Digital revenues, including digital production revenues of $9.5 million and $7.0 million for the years ended December 31, 2022 and 2021, respectively.

For the year ended December 31, 2022, Local and national print advertising revenues increased compared to 2021, primarily due to $12.1 million of revenues associated with an acquisition in the first quarter of 2022, partially offset by a reduction in spend from customers due to macroeconomic factors. For the year ended December 31, 2022, Classified print

advertising revenues increased compared to 2021, primarily due to $6.7 million of revenues associated with an acquisition in the first quarter of 2022, partially offset by lower spend on classified advertisements, including real estate and automotive.

For the year ended December 31, 2022, Digital media revenues increased compared to 2021, primarily due to $3.1 million of revenues associated with an acquisition in the first quarter of 2022. For the year ended December 31, 2023, Digital marketing services revenues increased compared to 2022, primarily due to $1.7 million of revenues associated with an acquisition in the first quarter of 2022 as well as an increase in client counts.

For the year ended December 31, 2022, Print circulation revenues increased compared to 2021, primarily due to $11.7 million of revenues associated with an acquisition in the first quarter of 2022, partially offset by a reduction in volume offset by higher rates.

For the year ended December 31, 2022, Other revenues increased compared to 2021, primarily due to $4.0 million of revenues associated with an acquisition in the first quarter of 2022.

Operating expenses

For the year ended December 31, 2022, Operating costs increased $25.1 million compared to 2021. The following table provides the breakout of the increase in Operating costs:

| | Year ended December 31, | | | |
In thousands	2022	2021	$ Change	% Change
Newsprint and ink	$ 15,039	$ 9,166	$ 5,873	64%
Distribution	14,697	13,010	1,687	13%
Compensation and benefits	51,032	43,161	7,871	18%
Outside services	16,924	13,508	3,416	25%
Other	27,713	21,414	6,299	29%
Total operating costs	$ 125,405	$ 100,259	$ 25,146	25%

For the year ended December 31, 2022, Newsprint and ink costs increased compared to 2021, primarily associated with higher revenues due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Distribution costs increased compared to 2021, primarily due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Compensation and benefits costs increased compared to 2021, primarily due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, increased compared to 2021, primarily due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Other costs increased compared to 2021, primarily due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Selling, general and administrative expenses increased by $9.8 million compared to 2021. The following table provides the breakout of the increase in Selling, general and administrative expenses:

| | Year ended December 31, | | | |
In thousands	2022	2021	$ Change	% Change
Compensation and benefits	$ 50,708	$ 44,613	$ 6,095	14%
Outside services and other	18,855	15,199	3,656	24%
Total selling, general and administrative expenses	$ 69,563	$ 59,812	$ 9,751	16%

For the year ended December 31, 2022, Compensation and benefits costs increased compared to 2021, primarily due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Outside services and other costs increased compared to 2021, primarily due to an acquisition in the first quarter of 2022.

For the year ended December 31, 2022, Integration and reorganization costs increased compared to 2021, mainly due to an increase in severance costs of $3.3 million, partially offset by a decrease in other costs of $0.1 million.

For the year ended December 31, 2021, we incurred a net gain of $9.9 million on the sale of assets as part of our plan to monetize non-core assets.

Newsquest segment Adjusted EBITDA

								Year ended December 31,			
In thousands		2022		2021			$ Change			% Change	
Net income attributable to Gannett	$	49,301	$	72,575		$	(23,274)			(32%)	
Non-operating pension income		(23,032)		(23,141)			109			—%	
Depreciation and amortization		7,374		7,027			347			5%	
Integration and reorganization costs		4,425		1,239			3,186			***	
Other operating expenses		725		—			725			***	
Asset Impairments		—		95			(95)			(100%)	
Gain on sale or disposal of assets, net		(319)		(9,929)			9,610			(97%)	
Other Items		1,553		1,174			379			32%	
Adjusted EBITDA (non-GAAP basis)[a]	$	40,027	$	49,040		$	(9,013)			(18%)	
Net income attributable to Gannett margin		21.0 %		34.8 %							
Adjusted EBITDA margin (non-GAAP basis)[a][b]		17.1 %		23.5 %							

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2022, the decrease in Newsquest segment Adjusted EBITDA compared to 2021 was primarily attributable to the changes discussed above.

Digital Marketing Solutions segment 2023 compared to 2022

A summary of our DMS segment results is presented below:

		Year ended December 31,		
In thousands	**2023**	**2022**	**$ Change**	**% Change**
Revenues:				
Advertising and marketing services	477,909	468,883	9,026	2%
Total revenues	477,909	468,883	9,026	2%
Operating expenses:				
Operating costs	336,056	323,646	12,410	4%
Selling, general and administrative expenses	88,630	87,657	973	1%
Depreciation and amortization	23,795	26,431	(2,636)	(10%)
Integration and reorganization costs	784	1,108	(324)	(29%)
Loss on sale or disposal of assets, net	324	179	145	81%
Total operating expenses	449,589	439,021	10,568	2%
Operating income	$ 28,320	$ 29,862	$ (1,542)	(5%)

Revenues

For the year ended December 31, 2023, Advertising and marketing services revenues increased compared to 2022, primarily due to growth in the core direct business, including growth in revenues associated with both local and multi-location customers, and an increase in core platform average revenue per user ("Core platform ARPU") of 6.5% for the year ended December 31, 2023, partially offset by the impact of the sunset of non-core products. Refer to "Key Performance Indicators" below for further discussion of Core platform ARPU.

Operating expenses

For the year ended December 31, 2023, Operating costs increased $12.4 million compared to 2022. The following table provides the breakout of the increase in Operating costs:

		Year ended December 31,		
In thousands	**2023**	**2022**	**$ Change**	**% Change**
Outside services	$ 294,073	$ 283,380	$ 10,693	4%
Compensation and benefits	35,604	32,633	2,971	9%
Other	6,379	7,633	(1,254)	(16%)
Total operating costs	$ 336,056	$ 323,646	$ 12,410	4%

For the year ended December 31, 2023, Outside services costs, which includes professional services fulfilled by third parties, media fees and other digital costs, and paid search and ad serving services, increased compared to 2022, due to an increase in expenses associated with third-party media fees driven by a corresponding increase in revenues.

For the year ended December 31, 2023, Compensation and benefits costs increased compared to 2022, primarily due to an increase in payroll expense driven by higher headcount.

For the year ended December 31, 2023, Other costs decreased compared to 2022, primarily due to lower facility related expenses, mainly as a result of exiting space associated with the sunset of non-core products.

For the year ended December 31, 2023, Selling, general and administrative expenses increased $1.0 million compared to 2022. The following table provides the breakout of the increase in Selling, general and administrative expenses:

In thousands		Year ended December 31,			
		2023	**2022**	**$ Change**	**% Change**
Compensation and benefits	$	76,190	$ 74,867	$ 1,323	2%
Outside services and other		12,440	12,790	(350)	(3%)
Total selling, general and administrative expenses	$	88,630	$ 87,657	$ 973	1%

For the year ended December 31, 2023, Compensation and benefits costs increased compared to 2022, primarily due to an increase in payroll expense of $2.9 million, driven by a higher bonus accrual, partially offset by lower employee benefit costs of $1.5 million, mainly due to a decline in employer 401(k) plan matching contributions, which were suspended in the third quarter of 2022.

For the year ended December 31, 2023, Outside services and other costs decreased compared to 2022, due to a decrease in various miscellaneous expenses.

For the year ended December 31, 2023, Depreciation and amortization expense decreased compared to 2022, primarily due to a decrease in amortization expense, resulting from the impact of intangibles becoming fully amortized in the fourth quarter of 2022, partially offset by an increase in depreciation expense related to capitalized software.

DMS segment Adjusted EBITDA

In thousands		Year ended December 31,			
		2023	**2022**	**$ Change**	**% Change**
Net income attributable to Gannett	$	28,841	$ 26,919	$ 1,922	7%
Depreciation and amortization		23,795	26,431	(2,636)	(10%)
Integration and reorganization costs		784	1,108	(324)	(29%)
Loss on sale or disposal of assets, net		324	179	145	81%
Other items		(521)	2,943	(3,464)	***
Adjusted EBITDA (non-GAAP basis)[a]	$	53,223	$ 57,580	$ (4,357)	(8%)
Net income attributable to Gannett margin		6.0 %	5.7 %		
Adjusted EBITDA margin (non-GAAP basis)[a][b]		11.1 %	12.3 %		

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2023, the decrease in DMS segment Adjusted EBITDA compared to 2022 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2023, Other items decreased compared to 2022, mainly due to foreign currency fluctuations.

Digital Marketing Solutions segment 2022 compared to 2021

A summary of our DMS segment results is presented below:

		Year ended December 31,		
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Operating revenues:				
Advertising and marketing services	$ 468,883	$ 441,394	$ 27,489	6%
Other	—	905	(905)	(100%)
Total operating revenues	468,883	442,299	26,584	6%
Operating expenses:				
Operating costs	323,646	299,014	24,632	8%
Selling, general and administrative expenses	87,657	92,325	(4,668)	(5%)
Depreciation and amortization	26,431	30,061	(3,630)	(12%)
Integration and reorganization costs	1,108	1,710	(602)	(35%)
Loss (gain) on sale or disposal of assets, net	179	(604)	783	***
Total operating expenses	439,021	422,506	16,515	4%
Operating income	$ 29,862	$ 19,793	$ 10,069	51%

*** Indicates an absolute value percentage change greater than 100.

Operating revenues

For the year ended December 31, 2022, Advertising and marketing services revenues increased compared to 2021, primarily due to growth in the core direct business, as well as a growth in revenues associated with local markets, partially offset by the impact of the sunset of non-core products.

Operating expenses

For the year ended December 31, 2022, Operating costs increased $24.6 million compared to 2021. The following table provides the breakout of the increase in Operating costs:

		Year ended December 31,		
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Outside services	$ 283,380	$ 260,504	$ 22,876	9%
Compensation and benefits	32,633	31,136	1,497	5%
Other	7,633	7,374	259	4%
Total operating costs	$ 323,646	$ 299,014	$ 24,632	8%

For the year ended December 31, 2022, Outside services costs, which include professional services fulfilled by third parties, media fees and other digital costs, paid search and ad serving services, increased compared to 2021 due to an increase in expenses associated with third-party media fees, driven by a corresponding increase in revenues.

For the year ended December 31, 2022, Compensation and benefits costs increased compared to 2021, primarily due to an increase in payroll expense driven by higher headcount.

For the year ended December 31, 2022, Selling, general and administrative expenses decreased $4.7 million compared to 2021. The following table provides the breakout of the decrease in Selling, general and administrative expenses:

		Year ended December 31,		
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Compensation and benefits	$ 74,867	$ 69,749	$ 5,118	7%
Outside services and other	12,790	22,576	(9,786)	(43%)
Total selling, general and administrative expenses	$ 87,657	$ 92,325	$ (4,668)	(5%)

For the year ended December 31, 2022, Compensation and benefits costs increased compared to 2021, primarily due to an increase in payroll expense of $4.6 million driven by higher headcount, including an increase in incentive pay of $0.7 million, driven by a corresponding increase in revenues, and an increase in employee benefit costs of $0.5 million, mainly due to higher employer 401(k) plan matching contributions.

For the year ended December 31, 2022, Outside services and other costs decreased compared to 2021, due to a decrease in various miscellaneous expenses, including lower technology and software costs and lower lease expenses, partially offset by higher marketing and promotion costs, mainly driven by lead generation.

For the year ended December 31, 2022, Depreciation and amortization expense decreased compared to 2021, primarily due to the impact of capitalized software fully amortized in the third quarter of 2021 related to the sunsetting of a non-core product.

DMS segment Adjusted EBITDA

						Year ended December 31,			
In thousands		2022		2021		$ Change		% Change	
Net income attributable to Gannett	$	26,919	$	18,442	$	8,477		46%	
Depreciation and amortization		26,431		30,061		(3,630)		(12%)	
Integration and reorganization costs		1,108		1,710		(602)		(35%)	
Loss (gain) on sale or disposal of assets, net		179		(604)		783		***	
Other items		2,943		1,351		1,592		***	
Adjusted EBITDA (non-GAAP basis)[a]	$	57,580	$	50,960	$	6,620		13%	
Net income attributable to Gannett margin		5.7 %		4.2 %					
Adjusted EBITDA margin (non-GAAP basis)[a][b]		12.3 %		11.5 %					

*** Indicates an absolute value percentage change greater than 100.
[a] See "Non-GAAP Financial Measures" below for additional information about non-GAAP measures.
[b] We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

For the year ended December 31, 2022, the increase in DMS segment Adjusted EBITDA compared to 2021 was primarily attributable to the changes discussed above. In addition, for the year ended December 31, 2022, Other items increased compared to 2021, mainly due to foreign currency losses.

Corporate and other category 2023 compared to 2022

For the year ended December 31, 2023, Corporate and other revenues were $6.3 million compared to $5.4 million for the year ended December 31, 2022.

For the year ended December 31, 2023, Corporate and other operating expenses decreased $20.4 million compared to 2022. The following table provides the breakout of the decrease in Corporate and other operating expenses:

						Year ended December 31,			
In thousands		2023		2022		$ Change		% Change	
Operating expenses:									
Operating costs		23,356		10,050		13,306		***	
Selling, general and administrative expenses		41,919		63,854		(21,935)		(34%)	
Depreciation and amortization		17,834		17,660		174		1%	
Integration and reorganization costs		16,339		26,866		(10,527)		(39%)	
Other operating expenses		1,196		1,165		31		3%	
Gain on sale or disposal of assets, net		(1,446)		(5)		(1,441)		***	
Total operating expenses	$	99,198	$	119,590	$	(20,392)		(17%)	

*** Indicates an absolute value percentage change greater than 100.

For the year ended December 31, 2023, Corporate and other operating expenses decreased compared to 2022, primarily due to a decrease in Selling, general and administrative expenses, mainly driven by a decrease of $29.3 million in payroll and employee benefit costs, a decrease in Integration and reorganization costs, primarily due to a decrease in severance costs of $6.2 million and a decrease in other costs of $4.3 million, mainly due to a decrease in system integration costs and an increase in the gain on sale of assets driven by a $1.4 million gain on the sale of intellectual property, partially offset by an increase in Operating costs.

Corporate and other category 2022 compared to 2021

For the year ended December 31, 2022, Corporate and other operating revenues were $5.4 million compared to $8.4 million for the year ended December 31, 2021.

For the year ended December 31, 2022, Corporate and other operating expenses decreased $32.4 million compared to 2021. The following table provides the breakout of the decrease in Corporate and other operating expenses:

		Year ended December 31,		
In thousands	**2022**	**2021**	**$ Change**	**% Change**
Operating expenses:				
Operating costs	10,050	8,780	1,270	14%
Selling, general and administrative expenses	63,854	73,592	(9,738)	(13%)
Depreciation and amortization	17,660	16,685	975	6%
Integration and reorganization costs	26,866	31,614	(4,748)	(15%)
Other operating expenses	1,165	20,952	(19,787)	(94%)
(Gain) loss on sale or disposal of assets, net	(5)	344	(349)	***
Total operating expenses	$ 119,590	$ 151,967	$ (32,377)	(21%)

*** Indicates an absolute value percentage change greater than 100.

For the year ended December 31, 2022, Corporate and other operating expenses decreased compared to 2021, primarily due to a decrease in Other operating expenses driven by the absence in 2022 of third-party fees that were expensed in 2021 related to the 5-Year Term Loan, the 2026 Senior Notes, and to a lesser extent the Senior Secured Term Loan, a decrease in Selling, general and administrative expenses driven primarily by a decrease of $7.9 million in payroll and employee benefits costs and a $3.1 million decrease in other costs, including repairs and maintenance and utilities, partially offset by $1.3 million of higher outside services, including legal fees, and a decrease in Integration and reorganization costs, mainly driven by a $15.4 million decline in costs associated with systems implementation and outsourcing of corporate functions, partially offset by a $10.7 million increase in severance costs.

LIQUIDITY AND CAPITAL RESOURCES

Our primary cash requirements are for working capital, debt obligations, and capital expenditures.

We expect to fund our operations and debt service requirements through cash provided by our operating activities. We expect we will have adequate capital resources and liquidity to meet our ongoing working capital needs, borrowing obligations, and all required capital expenditures for at least the next twelve months. However, a further economic downturn or an increased rate of revenue declines would negatively impact our revenue, cash provided by operating activities and liquidity. We continue to implement cost reduction initiatives to reduce our ongoing level of operating expense. We believe our ability to realize benefits from our cost reduction initiatives will be necessary to offset the continued secular decline in our legacy print business revenue streams. We believe that these measures are important in response to the overall challenging macroeconomic environment that we are facing. Refer to "Overview - Macroeconomic Environment" above for further discussion.

Details of our cash flows are included in the table below:

	Year ended December 31,	
In thousands	**2023**	**2022**
Cash provided by operating activities	$ 94,574	$ 40,776
Cash provided by investing activities	46,979	22,124
Cash used for financing activities	(135,511)	(102,867)
Effect of currency exchange rate change on cash	(234)	1,152
Increase (decrease) in cash, cash equivalents and restricted cash	$ 5,808	$ (38,815)

Cash flows provided by operating activities: Our largest source of cash provided by operating activities is Advertising revenues, primarily generated from Local and national advertising and marketing services revenues (retail, classified, and online). Additionally, we generate cash through circulation subscribers, commercial printing and delivery services to third parties, and events. Our primary uses of cash from our operating activities include compensation, newsprint, delivery, and outside services.

For the year ended December 31, 2023, cash flows provided by operating activities were $94.6 million compared to $40.8 million for the year ended December 31, 2022. The increase in cash flows provided by operating activities was primarily due to an increase in operating income, a decrease in contributions to our pension and other postretirement benefit plans, lower inventory and lower compensation costs, partially offset by lower cash receipts related to deferred revenues, a decrease in accounts payable due to lower cost structure and payment management and an increase in severance payments.

Cash flows provided by investing activities: For the year ended December 31, 2023, cash flows provided by investing activities were $47.0 million compared to $22.1 million for the year ended December 31, 2022. The increase in cash flows provided by investing activities was primarily due to lower payments for acquisitions, net of cash acquired, of $15.4 million, a decrease in purchases of property, plant, and equipment of $7.3 million and an increase in proceeds from the sale of real estate and other assets of $1.8 million.

Cash flows used for financing activities: For the year ended December 31, 2023, cash flows used for financing activities were $135.5 million compared to $102.9 million for the year ended December 31, 2022. The increase in cash used for financing activities was primarily due to the higher overall repayments of long-term debt, net of borrowings in 2022.

Debt

As of December 31, 2023, the carrying value of our outstanding debt totaled $1.045 billion, which consisted of $344.1 million related to the Senior Secured Term Loan, $281.2 million related to the 2026 Senior Notes, $416.0 million related to the 2027 Notes (defined below), and $3.3 million related to the remaining 4.75% convertible senior notes due April 15, 2024 (the "2024 Notes").

The Senior Secured Term Loan bears interest at a per annum rate equal to the Adjusted Term SOFR (which shall not be less than 0.50% per annum) plus a margin equal to 5.00% or an alternate base rate (which shall not be less than 1.50% per annum) plus a margin equal to 4.00%. We are required to repay the Senior Secured Term Loan from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness not permitted under the Senior Secured Term Loan, and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and its restricted subsidiaries in excess of $100 million at the end of each fiscal year of the Company. Subsequent to the amendment effective as of April 8, 2022, the Senior Secured Term Loan is amortized at a rate equal to $15.1 million per quarter (or, if the ratio of debt secured on an equal basis with the Senior Secured Term Loan less unrestricted cash of the Company and its restricted subsidiaries to Consolidated EBITDA (as such terms are defined in the Senior Secured Term Loan) (such ratio, the "First Lien Net Leverage Ratio"), for the most recently ended period of four consecutive fiscal quarters is equal to or less than 1.20 to 1.00, $7.6 million per quarter). All obligations under the Senior Secured Term Loan are secured by all or substantially all of the assets of the Company and the wholly-owned domestic subsidiaries of the Company (the "Senior Secured Term Loan Guarantors"). The obligations of Gannett Holdings under the Senior Secured Term Loan are guaranteed on a senior secured basis by the Company and the Senior Secured Term Loan Guarantors. For the year ended December 31, 2023, we made $88.0 million of prepayments, including quarterly amortization payments, on the Senior Secured Term Loan.

Interest on the 2026 Senior Notes is payable semi-annually in arrears. The 2026 Senior Notes mature on November 1, 2026, unless redeemed or repurchased earlier pursuant to the 2026 Senior Notes Indenture. During the year ended December 31, 2023, we entered into privately negotiated agreements with certain holders of our 2026 Senior Notes, and repurchased $53.6 million of principal of our outstanding 2026 Senior Notes at a discount to par value.

Interest on the 6.0% Senior Secured Convertible Notes due 2027 (the "2027 Notes") is payable semi-annually in arrears. The 2027 Notes mature on December 1, 2027, unless earlier repurchased or converted. The 2027 Notes may be converted at any time by the holders into cash, shares of our common stock, par value $0.01 per share (the "Common Stock") or any combination of cash and Common Stock, at our election. The initial conversion rate is 200 shares of Common Stock per $1,000 principal amount of the 2027 Notes, which is equal to a conversion price of $5.00 per share of Common Stock (the "Conversion Price"). For the year ended December 31, 2023, no shares were issued upon conversion, exercise, or satisfaction of the required conditions.

Our Senior Secured Term Loan, 2024 Notes, 2026 Senior Notes and 2027 Notes all contain usual and customary covenants and events of default. As of December 31, 2023, we were in compliance with all such covenants and obligations.

Refer to Note 8 — Debt for additional discussion regarding our debt.

Additional information

We continue to evaluate our results of operations, liquidity and cash flows, and as part of these measures, we have taken steps to manage cash outflow by rationalizing expenses and implementing various cost management initiatives. We do not presently pay a quarterly dividend and there can be no assurance that we will pay dividends in the future. In addition, the terms of our indebtedness, including the Senior Secured Term Loan, the 2026 Senior Notes Indenture and the 2027 Notes Indenture have terms that restrict our ability to pay dividends.

On February 1, 2022, our Board of Directors authorized the repurchase of up to $100 million (the "Stock Repurchase Program") of our Common Stock. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of our shares, trading volume, capital availability, our performance and general economic and market conditions. The Stock Repurchase Program may be suspended or discontinued at any time. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief.

During the year ended December 31, 2023, we did not repurchase any shares of Common Stock under the Stock Repurchase Program. As of December 31, 2023, the remaining authorized amount under the Stock Repurchase Program was approximately $96.9 million. The Company does not currently anticipate repurchasing any shares of Common Stock during the first quarter of 2024.

Beginning with the quarter ended December 31, 2022, and ending with the quarter ending September 30, 2024, the GR Plan's appointed actuary has and will certify the GR Plan's funded status for each quarter (the "Quarterly Certification") in accordance with U.S. GAAP. If the GR Plan is less than 100% funded, we will make a $1.0 million contribution to the GR Plan no later than 60 days following the receipt of the Quarterly Certification, provided, however, that our obligation to make additional contractual contributions will terminate the earlier of (a) the day following the date that a contractual contribution would be due for the quarter ending September 30, 2024, and (b) the date we have made a total of $5.0 million of contractual contributions subsequent to June 30, 2022. As of December 31, 2023, the GR Plan was more than 100% funded.

We expect our capital expenditures during the year ended December 31, 2024 to total approximately $50 million to $60 million. These capital expenditures are anticipated to be primarily comprised of projects related to digital product development, costs associated with our print and technology systems, and system upgrades.

Our leverage may adversely affect our business and financial performance and restricts our operating flexibility. The level of our indebtedness and our ongoing cash flow requirements may expose us to a risk that a substantial decrease in operating cash flows due to, among other things, continued or additional adverse economic conditions or adverse developments in our business, could make it difficult for us to meet the financial and operating covenants contained in our Senior Secured Term Loan, the 2026 Senior Notes, and the 2027 Notes. In addition, our leverage may limit cash flow available for general corporate purposes such as capital expenditures as well as share repurchases and acquisitions and our flexibility to react to competitive, technological, and other changes in our industry and economic conditions generally. We continue to closely monitor economic factors, including, but not limited to, the current inflationary market and rising interest rates, and we expect to continue to take the steps necessary to appropriately manage liquidity.

As of December 31, 2023, we had no off-balance sheet arrangements that are reasonably likely to have a material current or future effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Contractual obligations and commitments

We enter into various contractual arrangements as a part of our operations. Many of these contractual obligations are discussed in the notes to our Consolidated financial statements. As of December 31, 2023, material obligations discussed in the notes to our Consolidated financial statements included (i) principal payments on our long-term debt discussed in Note 8 — Debt, (ii) operating leases discussed in Note 4 — Leases, and (iii) pension and postretirement benefits discussed in Note 9 — Pensions and other postretirement benefit plans. We anticipate interest payments associated with our long-term debt totaling $79.6 million in 2024, $70.0 million in 2025 and $90.0 million thereafter. Due to uncertainty with respect to the timing of future cash flows associated with unrecognized tax benefits at December 31, 2023, we are unable to make reasonably reliable estimates of the period of cash settlement. See Note 11 — Income taxes to the Consolidated financial statements for a further discussion of income taxes.

In addition, we have purchase obligations which include digital licenses and information technology services, printing contracts, professional services, interactive marketing agreements, and other legally binding commitments. As of December 31, 2023, we had future purchase obligations totaling $163.2 million due in 2024, $66.0 million due in 2025, and $27.0 million due thereafter. Amounts for which we are liable under purchase orders outstanding at December 31, 2023 are reflected in the Consolidated balance sheets as Accounts payable and accrued liabilities. We also have other noncurrent liabilities totaling $2.6 million due in 2024, $2.0 million due in 2025, and $5.1 million due thereafter.

NON-GAAP FINANCIAL MEASURES

A non-GAAP financial measure is generally defined as one that purports to measure historical or future financial performance, financial position, or cash flows, but excludes or includes amounts that would not be so excluded or included in the most comparable U.S. generally accepted accounting principles ("U.S. GAAP") measure.

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures we believe offer a useful view of the overall operation of our businesses and may be different than similarly-titled measures used by other companies. We define Adjusted EBITDA as Net income (loss) attributable to Gannett before (1) Income tax expense (benefit), (2) Interest expense, (3) Gains or losses on the early extinguishment of debt, (4) Non-operating pension income, (5) Loss on convertible notes derivative, (6) Depreciation and amortization, (7) Integration and reorganization costs, (8) Other operating expenses, including third-party debt expenses and acquisition costs, (9) Asset impairments, (10) Goodwill and intangible impairments, (11) Gains or losses on the sale or disposal of assets, (12) Share-based compensation, and (13) certain other non-recurring charges. We define Adjusted EBITDA margin as Adjusted EBITDA divided by total Revenues.

Management's use of Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA and Adjusted EBITDA margin are not measurements of financial performance under U.S. GAAP and should not be considered in isolation or as an alternative to income (loss) from operations, net income (loss), or any other measure of performance or liquidity derived in accordance with U.S. GAAP. We believe these non-GAAP financial measures, as we have defined them, are helpful in identifying trends in our day-to-day performance because the items excluded have little or no significance on our day-to-day operations. These measures provide an assessment of controllable expenses and afford management the ability to make decisions which are expected to facilitate meeting current financial goals as well as achieve optimal financial performance.

We use Adjusted EBITDA and Adjusted EBITDA margin as measures of our day-to-day operating performance, which is evidenced by the publishing and delivery of news and other media and excludes certain expenses that may not be indicative of our day-to-day business operating results.

Limitations of Adjusted EBITDA and Adjusted EBITDA margin

Adjusted EBITDA and Adjusted EBITDA margin have limitations as analytical tools. They should not be viewed in isolation or as a substitute for U.S. GAAP measures of earnings or cash flows. Material limitations in making the adjustments to our earnings to calculate Adjusted EBITDA and Adjusted EBITDA margin and using these non-GAAP financial measures as compared to U.S. GAAP net income (loss) include: the cash portion of interest/financing expense, income tax (benefit) provision, and charges related to asset impairments, which may significantly affect our financial results.

Management believes these items are important in evaluating our performance, results of operations, and financial position. We use non-GAAP financial measures to supplement our U.S. GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

Adjusted EBITDA and Adjusted EBITDA margin are not alternatives to Net income (loss) attributable to Gannett and margin as calculated and presented in accordance with U.S. GAAP. As such, they should not be considered or relied upon as substitutes or alternatives for any such U.S. GAAP financial measures. We strongly urge you to review the reconciliation of Net income (loss) attributable to Gannett to Adjusted EBITDA and Adjusted EBITDA margin along with our Consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We also strongly urge you not to rely on any single financial measure to evaluate our business. In addition, because Adjusted EBITDA and Adjusted EBITDA margin are not measures of financial performance under U.S. GAAP and are susceptible to varying calculations, the Adjusted EBITDA and Adjusted EBITDA margin measures as presented in this report may differ from and may not be comparable to similarly titled measures used by other companies.

The table below shows the reconciliation of Net loss attributable to Gannett to Adjusted EBITDA and Net loss attributable to Gannett margin to Adjusted EBITDA margin for the periods presented:

	Year ended December 31,		
In thousands	**2023**	**2022**	**2021**
Net loss attributable to Gannett	$ (27,791)	$ (78,002)	$ (134,962)
Provision for income taxes	21,729	1,349	48,250
Interest expense	111,776	108,366	135,748
Gain on early extinguishment of debt	(4,529)	(399)	48,708
Non-operating pension income	(9,382)	(58,953)	(95,357)
Loss on convertible notes derivative	—	—	126,600
Depreciation and amortization	162,622	182,022	203,958
Integration and reorganization costs[a]	24,468	87,974	49,284
Other operating expenses	1,550	1,892	20,952
Asset impairments	1,370	1,056	3,976
Gain on sale or disposal of assets, net	(40,101)	(6,883)	17,208
Share-based compensation expense	16,567	16,751	18,439
Other items	9,404	2,110	(9,092)
Adjusted EBITDA (non-GAAP basis)	$ 267,683	$ 257,283	$ 433,712
Net loss attributable to Gannett margin	(1.0)%	(2.6)%	(4.2)%
Adjusted EBITDA margin (non-GAAP basis)	10.0 %	8.7 %	13.5 %

[a] For the years ended December 31, 2023, 2022 and 2021, Integration and restructuring costs mainly reflect severance-related expenses and other restructuring-related expenses, which represent costs for consolidating operations, systems implementation, outsourcing of corporate functions and facility consolidations.

KEY PERFORMANCE INDICATORS

A key performance indicator ("KPI") is generally defined as a quantifiable measurement or metric used to gauge performance, specifically to help determine strategic, financial, and operational achievements, especially compared to those of similar businesses.

We define Digital-only ARPU as digital-only subscription average monthly revenues divided by the average digital-only paid subscriptions within the respective period. We define Core platform ARPU as core platform average monthly revenues divided by average monthly customer count within the period. We define Core platform revenues as revenue derived from customers utilizing our proprietary digital marketing services platform that are sold by either our direct or local market teams.

Management believes Digital-only ARPU, Core platform ARPU, digital-only paid subscriptions, core platform revenues and core platform average customer count are KPIs that offer useful information in understanding consumer behavior, trends in our business, and our overall operating results. Management utilizes these KPIs to track and analyze trends across our segments.

The following tables provide information regarding certain KPIs for the Domestic Gannett Media, Newsquest and DMS segments:

In thousands, except ARPU	Year ended December 31,							
	2023	2022	Change	% Change	2021	Change	% Change
Domestic Gannett Media:								
Digital-only ARPU	$ 6.46	$ 5.99	$ 0.47	7.8 %	$ 6.02	$ (0.03)	(0.5)%
Newsquest:								
Digital-only ARPU	$ 6.14	$ 7.44	$ (1.30)	(17.5)%	$ 9.23	$ (1.79)	(19.4)%
Total Gannett:								
Digital-only ARPU	$ 6.45	$ 6.04	$ 0.41	6.8 %	$ 6.13	$ (0.09)	(1.5)%
DMS:								
Core platform revenues	$ 473,172	$ 462,067	$ 11,105	2.4 %	$ 421,468	$ 40,599	9.6 %
Core platform ARPU	$ 2,620	$ 2,459	$ 161	6.5 %	$ 2,367	$ 92	3.9 %
Core platform average customer count	15.1	15.7	(0.6)	(3.8)%	14.8	0.9	6.1 %

In thousands	As of December 31,				
	2023	2022	% Change	2021	% Change
Digital-only paid subscriptions:					
Domestic Gannett Media:	1,912	1,970	(2.9)%	1,581	24.6 %
Newsquest	83	59	40.7 %	52	13.5 %
Total Gannett	1,995	2,029	(1.7)%	1,633	24.2 %

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with U.S. GAAP requires management to make decisions based on estimates, assumptions, and factors it considers relevant to the circumstances. Such decisions include the selection of applicable principles and the use of judgment in their application, the results of which could differ from those anticipated.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is tested for impairment annually on November 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We have the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value, although we did not elect to use this option for the Company's evaluation as of November 30, 2023. If we elect to perform a qualitative assessment and conclude it is more likely than not that the fair value of the reporting unit is equal to or greater than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise goodwill must be tested for impairment. In the quantitative test, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is defined as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. We generally determine the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach. Estimates of fair value include inputs that are subjective in nature, involve uncertainties, and involve matters of significant judgment that are made at a specific point in time. Changes in key assumptions from period to period could significantly affect the estimates of fair value. Significant assumptions used in the fair value estimates include projected revenues and related growth rates over time, projected operating cash flow margins, discount rates, and future economic and market conditions. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

While the Company believes its judgments represent reasonably possible outcomes based on available facts and circumstances, adverse changes to the assumptions, including those related to macroeconomic factors, comparable public company trading values and prevailing conditions in the capital markets, could lead to future declines in the fair value of a reporting unit. The Company continually evaluates whether current factors or indicators, such as prevailing conditions in the business environment, capital markets or the economy generally, and actual or projected operating results, require the performance of an interim impairment assessment of goodwill, as well as other long-lived assets. For example, any significant shortfall, now or in the future, in advertising revenues or subscribers and/or consumer acceptance of our products could lead to a downward revision in the fair value of certain reporting units.

Newspaper mastheads (newspaper titles) are not subject to amortization as it has been determined that the useful lives of such mastheads are indefinite. Newspaper mastheads are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset might be impaired. The impairment test consists of a comparison of the fair value of each group of mastheads with their carrying amount. We used a relief from royalty approach, which utilizes a discounted cash flow model to determine the fair value of newspaper mastheads. Our judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied in determining the fair value of mastheads.

The performance of our annual impairment analysis resulted in no impairments to goodwill or indefinite-lived intangible assets for the year ended December 31, 2023. See Note 6 — Goodwill and intangible assets for further discussion. If our future operating results are not in line with the cash flow forecasts underlying our impairment analysis, we could have an impairment of our goodwill or intangible assets in the future and such impairment could materially affect our operating results.

Long-Lived Assets

We evaluate the carrying value of property, plant, and equipment and finite-lived intangible assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset group may not be recoverable. The evaluation is performed by asset group, which is the lowest level of identifiable cash flows independent of other assets. The assessment of recoverability is based on management's estimates by comparing the sum of the estimated undiscounted cash flows generated by the underlying asset groups to its carrying value of the asset groups to determine whether an impairment existed at its lowest level of identifiable cash flows. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by the asset group, an impairment is recognized to the extent the carrying value of such asset group exceeds its fair value. The market approach is used in some cases to estimate the fair value of property, plant, and equipment, particularly when there is a change in the use of an asset.

As part of ongoing cost-efficiency programs, we have ceased a number of print operations. Pursuant to these actions, certain assets and real estate to be retired have been assessed for impairment.

Revenue Recognition

Our contracts with customers sometimes include promises to transfer multiple products and services to a customer. Revenue from sales agreements that contain multiple performance obligations are allocated to each obligation based on the relative standalone selling price. We determine standalone selling prices based on observable prices charged to customers. See Note 2 — Summary of significant accounting policies for further discussion.

Income Taxes

We are subject to income taxes in the U.S. and various foreign jurisdictions in which we operate and record our tax provision for the anticipated tax consequences in our reported results of operations. Tax laws are complex and subject to different interpretations by the taxpayer and respective government taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties in the application of tax laws and regulations.

We account for income taxes under the provisions of ASC 740, "Income Taxes" ("ASC 740"). Under ASC 740, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities using tax rates in effect for the year in which the differences are expected to affect taxable income. The assessment of the realizability of deferred tax assets involves a high degree of judgment and complexity. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts that are expected to be realized. When we determine that it is more likely than not that we will be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the deferred tax asset would be made and reflected either in income or as an adjustment to goodwill. This determination will be made by considering various factors, including our expected future results, that in our judgment will make it more likely than not that these deferred tax assets will be realized.

Our actual effective tax rate and income tax expense could vary from estimated amounts due to the future impacts of various items, including changes in income tax laws, tax planning and our forecasted financial condition, and results of operations in future periods. Although we believe current estimates are reasonable, actual results could differ from these estimates.

ASC 740 prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that a company has taken or expects to take on a tax return. Under ASC 740, the financial statements reflect expected future tax consequences of such positions presuming the taxing authorities' full knowledge of the position and all relevant facts, but without considering time values. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Pension and Postretirement Liabilities

ASC 715, "Compensation—Retirement Benefits," requires recognition of an asset or liability in the consolidated balance sheet reflecting the funded status of pension and other postretirement benefit plans, such as retiree health and life, with current-year changes in the funded status recognized in the statement of stockholders' equity.

The determination of pension plan obligations and expense is based on a number of actuarial assumptions. Two critical assumptions are the expected long-term rate of return on plan assets and the discount rate applied to pension plan obligations. For other postretirement benefit plans, which provide for certain health care and life insurance benefits for qualifying retired employees and which are not funded, critical assumptions in determining other postretirement benefit obligations and expense are the discount rate and the assumed health care cost-trend rates.

Our pension plans had assets valued at $1.8 billion as of December 31, 2023 and the plans' benefit obligation was $1.7 billion, resulting in the plans being 108% funded at such date.

For 2023, the assumption used for the funded status discount rate was 5.40% for our principal retirement plan obligations. As an indication of the sensitivity of pension liabilities to the discount rate assumption, a 50 basis point reduction in the discount rate at the end of 2023 would have increased plan obligations by approximately $31.6 million. A 50 basis point change in the discount rate used to calculate the benefit for 2023 would have decreased total pension plan expense for 2023 by approximately $2.4 million. To determine the expected long-term rate of return on pension plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. For our principal retirement plan, we used an assumption of 5.3% for our expected return on pension plan assets for 2023. If we were to reduce our expected rate of return assumption by 50 basis points, the benefit for 2023 would have increased by approximately $4.4 million.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risk from changes in interest rates, commodity prices, and foreign currency exchange rates. Changes in these factors could cause fluctuations in earnings and cash flow. In the normal course of business, exposure to certain of these market risks is managed as described below.

Interest Rates

We generally manage our risk associated with changes in interest rates through the use of a combination of variable and fixed-rate debt. As of December 31, 2023, we had variable and fixed-rate debt totaling $350.4 million and $780.2 million, respectively. Our variable-rate debt consisted of the Senior Secured Term Loan which bears interest at the Adjusted Term Secured Overnight Financing Rate. A hypothetical interest rate increase of 100 basis points would have increased our interest expense related to our variable-rate debt and likewise decreased our income and cash flows by approximately $3.5 million for the year ended December 31, 2023. See Note 8 — Debt to our Consolidated financial statements for further discussion of our debt.

Commodity Prices

Certain operating expenses of ours are sensitive to commodity price fluctuations, as well as inflation. Our primary commodity price exposures are newsprint and, to a lesser extent, ink, which in the aggregate represented approximately 4% and 5% of our total operating expenses for the years ended December 31, 2023 and 2022, respectively. A hypothetical $10 per metric ton increase in newsprint price would not have materially impacted our results of operations or cash flows based on newsprint usage for the year ended December 31, 2023 of approximately 114,000 metric tons.

Foreign Currency

We are exposed to foreign exchange rate risk due to our operations in the U.K., for which the British pound sterling is the functional currency. We are also exposed to foreign exchange rate risk due to our DMS segment which has operating activities denominated in currencies other than the U.S. dollar, including the Australian dollar, Canadian dollar, Indian rupee, and New Zealand dollar.

Translation gains or losses affecting the Consolidated statements of operations and comprehensive income (loss) have not been significant in the past. Cumulative foreign currency translation gains and losses reported as part of equity equated to a loss of $1.2 million at December 31, 2023, primarily due to the strengthening of the U.S. dollar compared to the British pound sterling, and a loss of $14.9 million at December 31, 2022. A hypothetical 10% fluctuation of the price of the British pound sterling and the currencies in our DMS segment against the U.S. dollar would not have materially impacted operating income for the year ended December 31, 2023.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

FINANCIAL STATEMENTS

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Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) of the Securities Exchange Act of 1934, as amended. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Internal control over financial reporting is designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes self-monitoring mechanisms and actions taken to correct deficiencies as they are identified. Because of the inherent limitations in any internal control, no matter how well designed, misstatements may occur and not be prevented or detected. Accordingly, even effective internal control over financial reporting can provide only reasonable assurance with respect to financial statement preparation. Further, the evaluation of the effectiveness of internal control over financial reporting was made as of a specific date, and continued effectiveness in future periods is subject to the risks that controls may become inadequate because of changes in conditions or to the degree that compliance with the policies and procedures may decline.

Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework set forth in "Internal Control-Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on its evaluation, management concluded that, as of December 31, 2023, the Company's internal control over financial reporting is effective based on the specified criteria.

The effectiveness of internal control over financial reporting as of December 31, 2023 has been audited by the Company's independent registered public accounting firm, Grant Thornton LLP, as stated in their report on page 80 herein.

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Gannett Co., Inc.

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Gannett Co., Inc. and subsidiaries (the "Company") as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated financial statements of the Company as of and for the year ended December 31, 2023, and our report dated February 22, 2024, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ GRANT THORNTON LLP

New York, New York
February 22, 2024

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Gannett Co., Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheet of Gannett Co., Inc. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations and comprehensive income (loss), equity, and cash flows for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in the 2013 *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated February 22, 2024 expressed an unqualified opinion.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical audit matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ GRANT THORNTON LLP

We have served as the Company's auditor since 2023.

New York, New York
February 22, 2024

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Gannett Co., Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gannett Co., Inc. (the Company) as of December 31, 2022 and 2021, the related consolidated statements of operations and comprehensive income (loss), equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 23, 2023 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We served as the Company's auditor from 2007 to 2023.

Tysons, VA

February 23, 2023, except for the recast 2022 and 2021 segment information discussed in Note 1, as to which the date is February 22, 2024.

GANNETT CO., INC.
CONSOLIDATED BALANCE SHEETS

In thousands, except share data		December 31, 2023		December 31, 2022
Assets				
Current assets:				
Cash and cash equivalents	$	100,180	$	94,255
Accounts receivable, net of allowance for doubtful accounts of $16,338 and $16,697, respectively		266,096		289,415
Inventories		26,794		45,223
Prepaid expenses		36,210		46,205
Other current assets		14,957		32,679
Total current assets		**444,237**		**507,777**
Property, plant, and equipment, net		239,087		305,994
Operating lease assets		221,733		233,322
Goodwill		533,876		533,166
Intangible assets, net		524,350		613,358
Deferred tax assets		37,125		56,618
Pension and other assets		180,839		143,320
Total assets	$	**2,181,247**	$	**2,393,555**
Liabilities and equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	293,444	$	351,848
Deferred revenue		120,502		153,648
Current portion of long-term debt		63,752		60,452
Operating lease liabilities		45,763		44,872
Other current liabilities		10,052		6,218
Total current liabilities		**533,513**		**617,038**
Long-term debt		564,836		695,642
Convertible debt		416,036		405,681
Deferred tax liabilities		2,028		1,439
Pension and other postretirement benefit obligations		42,661		50,710
Long-term operating lease liabilities		203,871		219,109
Other long-term liabilities		100,989		108,563
Total noncurrent liabilities		**1,330,421**		**1,481,144**
Total liabilities		**1,863,934**		**2,098,182**
Commitments and contingent liabilities (see Note 13)				
Equity				
Preferred stock, $0.01 par value per share, 300,000 shares authorized, none of which were issued and outstanding at December 31, 2023 and December 31, 2022		—		—
Common stock, $0.01 par value per share, 2,000,000,000 shares authorized; 158,554,705 shares issued and 148,939,463 shares outstanding at December 31, 2023; 153,286,104 shares issued and 146,223,179 shares outstanding at December 31, 2022		1,586		1,533
Treasury stock, at cost, 9,615,242 shares and 7,062,925 shares at December 31, 2023 and December 31, 2022, respectively		(17,393)		(14,737)
Additional paid-in capital		1,426,325		1,409,578
Accumulated deficit		(1,027,192)		(999,401)
Accumulated other comprehensive loss		(65,541)		(101,231)
Total Gannett stockholders' equity		**317,785**		**295,742**
Noncontrolling interests		(472)		(369)
Total equity		**317,313**		**295,373**
Total liabilities and equity	$	**2,181,247**	$	**2,393,555**

The accompanying notes are an integral part of these consolidated financial statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	Year ended December 31,		
In thousands, except per share amounts	**2023**	**2022**	**2021**
Advertising and marketing services	$ 1,387,114	$ 1,496,137	$ 1,651,161
Circulation	927,821	1,084,637	1,249,674
Other	348,615	364,529	307,248
Total revenues	**2,663,550**	**2,945,303**	**3,208,083**
Operating costs	1,692,031	1,860,353	1,901,564
Selling, general and administrative expenses	735,339	852,488	902,064
Depreciation and amortization	162,622	182,022	203,958
Integration and reorganization costs	24,468	87,974	49,284
Asset impairments	1,370	1,056	3,976
(Gain) loss on sale or disposal of assets, net	(40,101)	(6,883)	17,208
Other operating expenses	1,550	1,892	20,952
Total operating expenses	**2,577,279**	**2,978,902**	**3,099,006**
Operating income (loss)	**86,271**	**(33,599)**	**109,077**
Interest expense	111,776	108,366	135,748
(Gain) loss on early extinguishment of debt	(4,529)	(399)	48,708
Non-operating pension income	(9,382)	(58,953)	(95,357)
Loss on convertible notes derivative	—	—	126,600
Other non-operating income, net	(5,429)	(5,707)	(18,701)
Non-operating expenses	**92,436**	**43,307**	**196,998**
Loss before income taxes	**(6,165)**	**(76,906)**	**(87,921)**
Provision for income taxes	21,729	1,349	48,250
Net loss	**$ (27,894)**	**$ (78,255)**	**$ (136,171)**
Net loss attributable to noncontrolling interests	(103)	(253)	(1,209)
Net loss attributable to Gannett	**$ (27,791)**	**$ (78,002)**	**$ (134,962)**
Loss per share attributable to Gannett - basic	$ (0.20)	$ (0.57)	$ (1.00)
Loss per share attributable to Gannett - diluted	$ (0.20)	$ (0.57)	$ (1.00)
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 13,683	$ (24,008)	$ (604)
Pension and other postretirement benefit items:			
Net actuarial gain (loss)	33,135	(185,282)	13,811
Amortization of net actuarial gain (loss)	(305)	(500)	64
Change in prior service cost	3,307	—	—
Amortization of prior service cost	(502)	66	—
Equity method investments	610	—	—
Other	(7,415)	5,283	(387)
Total pension and other postretirement benefit items	28,830	(180,433)	13,488
Other comprehensive income (loss) before tax	42,513	(204,441)	12,884
Income tax provision (benefit) related to components of other comprehensive income (loss)	6,823	(43,212)	3,059
Other comprehensive income (loss), net of tax	35,690	(161,229)	9,825
Comprehensive income (loss)	**7,796**	**(239,484)**	**(126,346)**
Comprehensive loss attributable to noncontrolling interests[(a)]	(103)	(253)	(1,209)
Comprehensive income (loss) attributable to Gannett	**$ 7,899**	**$ (239,231)**	**$ (125,137)**

[(a)] For the years ended December 31, 2023 and 2022, there were no redeemable noncontrolling interests included in Net loss attributable to noncontrolling interests. For the year ended December 31, 2021, Net loss attributable to noncontrolling interests included $1.1 million, relating to redeemable noncontrolling interests.

The accompanying notes are an integral part of these consolidated financial statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year ended December 31,		
In thousands		2023	2022	2021
Operating activities				
Net loss	$	(27,894) $	(78,255) $	(136,171)
Adjustments to reconcile net loss to operating cash flows:				
Depreciation and amortization		162,622	182,022	203,958
Share-based compensation expense		16,567	16,751	18,439
Non-cash interest expense		21,199	21,303	25,507
Provision for deferred income taxes		11,514	2,549	44,970
(Gain) loss on sale or disposal of assets, net		(40,101)	(6,883)	17,208
Loss on convertible notes derivative		—	—	126,600
(Gain) loss on early extinguishment of debt		(4,529)	(399)	48,708
Asset impairments		1,370	1,056	3,976
Pension and other postretirement benefit obligations		(13,917)	(80,012)	(150,824)
Change in other assets and liabilities:				
Accounts receivable, net		34,135	44,943	(33,246)
Inventory		18,510	(7,434)	(2,824)
Prepaid expenses		16,680	3,244	5,576
Accounts payable and accrued liabilities		(65,094)	(23,653)	(33,457)
Deferred revenue		(29,971)	(30,076)	931
Other assets and liabilities		(6,517)	(4,380)	(11,898)
Cash provided by operating activities		**94,574**	**40,776**	**127,453**
Investing activities				
Acquisitions, net of cash acquired		—	(15,432)	(125)
Purchase of property, plant, and equipment		(38,116)	(45,376)	(39,560)
Proceeds from sale of real estate and other assets		85,298	83,504	111,765
Change in other investing activities		(203)	(572)	(1,433)
Cash provided by investing activities		**46,979**	**22,124**	**70,647**
Financing activities				
Payments of deferred financing costs		—	(1,652)	(21,071)
Borrowings of long-term debt		—	80,000	1,934,940
Repayments of long-term debt		(133,821)	(170,994)	(2,156,046)
Repurchase of convertible debt		—	—	(15,012)
Acquisition of noncontrolling interests		—	(2,050)	—
Treasury stock		(2,642)	(6,555)	(3,244)
Changes in other financing activities		952	(1,616)	(739)
Cash used for financing activities		**(135,511)**	**(102,867)**	**(261,172)**
Effect of currency exchange rate change on cash		(234)	1,152	(35)
Increase (decrease) in cash, cash equivalents and restricted cash		5,808	(38,815)	(63,107)
Cash, cash equivalents and restricted cash at beginning of year		104,804	143,619	206,726
Cash, cash equivalents and restricted cash at end of year	$	**110,612** $	**104,804** $	**143,619**

The accompanying notes are an integral part of these consolidated financial statements.

GANNETT CO., INC.
CONSOLIDATED STATEMENTS OF EQUITY

In thousands	Common stock Shares	Common stock $	Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Treasury stock Shares	Treasury stock $	Non-controlling interests[(a)]	Total equity
Balance at December 31, 2020	**139,495**	**$1,395**	**$ 1,103,881**	**$ 50,173**	**$ (786,437)**	**1,392**	**$ (4,903)**	**$ —**	**$ 364,109**
Net loss attributable to Gannett	—	—	—	—	(134,962)	—	—	(66)	(135,028)
Restricted share grants	3,883	39	(39)	—	—	—	—	—	—
Restricted stock awards settled, net of withholdings	1,072	10	(1,912)	—	—	—		—	(1,902)
Other comprehensive income, net[(b)]	—	—	—	9,825	—	—	—	—	9,825
Share-based compensation expense	—	—	18,439	—	—	—	—	—	18,439
Equity component - 2027 Notes	—	—	279,557	—	—	—	—	—	279,557
Issuance of common stock	217	2	136	—	—	—	—	—	138
Remeasurement of redeemable noncontrolling interests	—	—	126	—	—	—	—	—	126
Treasury stock	—	—	—	—	—	597	(3,244)		(3,244)
Restricted share forfeiture	—	—	—	—	—	379	(4)	—	(4)
Other activity	—	—	18	—	—	—	—	(2,419)	(2,401)
Balance at December 31, 2021	**144,667**	**$1,446**	**$ 1,400,206**	**$ 59,998**	**$ (921,399)**	**2,368**	**$ (8,151)**	**$ (2,485)**	**$ 529,615**
Net loss attributable to Gannett	—	—	—	—	(78,002)	—	—	(253)	(78,255)
Acquisition of noncontrolling interests	—	—	(4,419)	—	—	—	—	2,369	(2,050)
Restricted share grants	7,127	71	(71)	—	—	—	—	—	—
Restricted stock awards settled, net of withholdings	615	7	(1,737)	—	—	—		—	(1,730)
Performance stock units settled, net of withholdings	563	6	(892)	—	—	—	—	—	(886)
Other comprehensive loss, net[(b)]	—	—	—	(161,229)	—	—	—	—	(161,229)
Share-based compensation expense	—	—	16,751	—	—	—	—	—	16,751
Issuance of common stock	314	3	135	—	—	—	—	—	138
Treasury stock	—	—	—	—	—	1,568	(6,555)	—	(6,555)
Restricted share forfeiture	—	—	—	—	—	3,127	(31)	—	(31)
Other activity	—	—	(395)	—	—	—	—	—	(395)
Balance at December 31, 2022	**153,286**	**$1,533**	**$ 1,409,578**	**$ (101,231)**	**$ (999,401)**	**7,063**	**$ (14,737)**	**$ (369)**	**$ 295,373**
Net loss attributable to Gannett	—	—	—	—	(27,791)	—	—	(103)	(27,894)
Restricted share grants	4,682	47	(47)	—	—	—	—	—	—
Performance stock units settled, net of withholdings	97	1	(127)	—	—	—	—	—	(126)
Other comprehensive income, net[(b)]	—	—	—	35,690	—	—	—	—	35,690
Share-based compensation expense	—	—	16,567	—	—	—	—	—	16,567
Issuance of common stock	490	5	95	—	—	—	—	—	100
Treasury stock	—	—	—	—	—	1,132	(2,642)	—	(2,642)
Restricted share forfeiture	—	—	—	—	—	1,420	(14)	—	(14)
Other activity	—	—	259	—	—	—	—	—	259
Balance at December 31, 2023	**158,555**	**$1,586**	**$ 1,426,325**	**$ (65,541)**	**$ (1,027,192)**	**9,615**	**$ (17,393)**	**$ (472)**	**$ 317,313**

(a) Excludes Redeemable noncontrolling interests which are reflected in temporary equity.

(b) Other comprehensive income (loss) is net of an income tax provision of $6.8 million for the year ended December 31, 2023, net of an income tax benefit of $43.2 million for the year ended December 31, 2022 and net of an income tax provision of $3.1 million for the year ended December 31, 2021.

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 — Description of business and basis of presentation

Description of business

Gannett Co., Inc. ("Gannett", "we", "us", "our", or the "Company") is a diversified media company with expansive reach at the national and local level dedicated to empowering and enriching communities. We seek to inspire, inform, and connect audiences as a sustainable, growth focused media and digital marketing solutions company. We endeavor to deliver essential content, marketing solutions, and experiences for curated audiences, advertisers, consumers, and stakeholders by leveraging our diverse teams and suite of products to enrich the local communities and businesses we serve.

Our current portfolio of trusted media brands includes the USA TODAY NETWORK, comprised of the national publication, USA TODAY, and local media organizations in the United States (the "U.S."), and Newsquest, a wholly-owned subsidiary operating in the United Kingdom (the "U.K."). Our digital marketing solutions brand, LocaliQ, uses innovation and software to enable small and medium-sized businesses ("SMBs") to grow, and USA TODAY NETWORK Ventures, our events division, creates impactful consumer engagements, promotions, and races.

Through USA TODAY, our network of local properties, and Newsquest, we deliver high-quality, trusted content with a commitment to balanced, unbiased journalism, where and when consumers want to engage. We have strong relationships with hundreds of thousands of local and national businesses in both our U.S. and U.K. markets due to our large local and national sales forces and a robust advertising and digital marketing solutions product suite. Our strategy prioritizes maximizing the monetization of our audience through the growth of increasingly diverse and highly recurring digital businesses. We deliver value to our customers, advertisers, partners and shareholders with essential content, joyful experiences, and relevant digital solutions.

We report in three segments: Domestic Gannett Media, Newsquest and Digital Marketing Solutions ("DMS"). We also have a Corporate and other category that includes activities not directly attributable to a specific reportable segment and includes broad corporate functions, such as legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs. Effective with the fourth quarter of 2023, the Company is reporting financial information for its Newsquest business in a separate segment. Previously, the financial information for this segment was aggregated with Domestic Gannett Media and, together, formed the Gannett Media reportable segment. As a result, the Company has revised its historical disclosures to reflect the new Domestic Gannett Media and Newsquest reportable segments for all years presented. A full description of our reportable segments is included in Note 14 — Segment reporting. Additionally, certain other disclosures in Note 3 — Revenues, Note 6 — Goodwill and intangible assets and Note 7 — Integration and reorganization costs and asset impairments have been revised to reflect the new reportable segments.

Basis of presentation

The Consolidated financial statements include all the assets, liabilities, revenues, expenses and cash flows of entities which Gannett controls due to ownership of a majority voting interest ("subsidiaries"). All significant intercompany accounts and transactions have been eliminated in consolidation. The Company consolidates entities that it controls due to ownership of a majority voting interest.

Use of estimates

The preparation of the financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts reported in the Consolidated financial statements and footnotes thereto. Actual results could differ materially from those estimates.

Significant estimates inherent in the preparation of the Consolidated financial statements include pension and postretirement benefit obligation assumptions, income taxes, goodwill and intangible asset impairment analysis, valuation of property, plant, and equipment and the mark to market of the conversion feature associated with the convertible debt.

Reclassifications

Certain reclassifications have been made to the prior year Consolidated financial statements to conform to classifications used in the current year. These reclassifications had no impact on net loss, shareholders' equity or cash flows as previously reported.

NOTE 2 — Summary of significant accounting policies

Cash, cash equivalents and restricted cash and Supplementary cash flow information

Cash equivalents represent highly liquid certificates of deposit which have original maturities of three months or less. Restricted cash is held as cash collateral for certain business operations. Restricted cash primarily consists of funding for letters of credit, cash held in an irrevocable grantor trust for our deferred compensation plans and cash held with banking institutions for insurance plans.

The following table presents a reconciliation of cash, cash equivalents and restricted cash:

		December 31,				
In thousands		**2023**		**2022**		**2021**
Cash and cash equivalents	$	100,180	$	94,255	$	130,756
Restricted cash, included in prepaid expenses and other current assets		371		563		4,606
Restricted cash, included in other assets		10,061		9,986		8,257
Total cash, cash equivalents and restricted cash	$	110,612	$	104,804	$	143,619

The following table presents supplementary cash flow information, including non-cash investing and financing activities:

		Year ended December 31,				
In thousands		**2023**		**2022**		**2021**
Net cash paid (refund) for taxes, net	$	8,222	$	3,409	$	(8,324)
Cash paid for interest		89,335		86,485		103,879
Non-cash investing and financing activities:						
Accrued capital expenditures		2,390		699		1,682

Accounts receivable

Accounts receivable are stated at amounts due from customers, net of allowances, which reflect the Company's expected credit losses based on historical experience as well as current and expected economic conditions.

Inventory

Inventory consists principally of newsprint, which is valued at the lower of cost or net realizable value. Cost is determined using the first-in, first-out ("FIFO") method.

Property, plant, and equipment, software development costs and depreciation

Property, plant, and equipment are recorded at cost or at fair value for property, plant, and equipment related to acquired businesses. Routine maintenance and repairs are expensed as incurred. Depreciation is calculated under the straight-line method over the estimated useful lives. Leasehold improvements are amortized under the straight-line method over the shorter of the lease term or estimated useful life of the asset.

We capitalize costs to develop software for internal use when it is determined the development efforts will result in new or additional functionality or new products. Costs incurred prior to meeting these criteria and costs associated with ongoing maintenance are expensed as incurred and included in Operating costs in the accompanying Consolidated statements of operations and comprehensive income (loss).

Property, plant, and equipment and software development costs are evaluated for impairment in accordance with our policy for amortizable intangible assets and other long-lived assets.

A breakout of property, plant, and equipment and software is presented below:

In thousands	December 31,			Useful Lives *(range)*		
	2023		**2022**			
Land	$	21,990	$	30,328			
Buildings and improvements		147,171		179,657	10 years	-	30 years
Machinery and equipment		258,432		320,414	3 years	-	20 years
Capitalized software		114,122		95,480	3 years	-	5 years
Furniture and fixtures		23,541		28,904	7 years	-	10 years
Construction in progress		10,239		11,733			
Total		575,495		666,516			
Less: accumulated depreciation[a]		(336,408)		(360,522)			
Property, plant, and equipment, net	$	239,087	$	305,994			

[a] Includes accumulated depreciation of capitalized software of approximately $74.4 million and $62.5 million for the years ended December 31, 2023 and 2022, respectively.

Depreciation expense was $72.6 million, $86.4 million, and $100.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Goodwill, intangible and long-lived assets

Goodwill represents the excess of acquisition cost over the fair value of assets acquired, including identifiable intangible assets, net of liabilities assumed. Indefinite-lived intangible assets consist of newspaper mastheads and finite-lived intangible assets consist of advertiser, subscriber and other customer relationships, as well as trade names, and developed technology. Newspaper mastheads are not amortized because it has been determined that the useful lives of such mastheads are indefinite. Intangible assets that have finite useful lives are amortized over those useful lives.

Goodwill is tested for impairment annually as of November 30 and between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. We perform our impairment analysis on each of our reporting units. We evaluate our reporting units annually, as well as when changes in our operating structure occur. The Company has the option to qualitatively assess whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If the Company elects to perform a qualitative assessment and concludes it is more likely than not that the fair value of the reporting unit is equal to or greater than its carrying value, no further assessment of that reporting unit's goodwill is necessary; otherwise goodwill must be tested for impairment. In the quantitative test, we are required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. Fair value of the reporting unit is defined as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. The Company generally determines the fair value of a reporting unit using a combination of a discounted cash flow analysis and a market-based approach. Estimates of fair value include inputs that are subjective in nature, involve uncertainties, and involve matters of significant judgment that are made at a specific point in time. Changes in key assumptions from period to period could significantly affect the estimates of fair value. Significant assumptions used in the fair value estimates include projected revenues and related growth rates over time, projected operating cash flow margins, discount rates, and future economic and market conditions. If the carrying value of the reporting unit exceeds the estimate of fair value, we calculate the impairment as the excess of the carrying value of goodwill over its implied fair value.

Indefinite-lived intangible assets, which are newspaper mastheads, are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired. The impairment test consists of a comparison of the fair value of each group of mastheads with their carrying amount. We use a relief from royalty approach which utilizes a discounted cash flow model to determine the fair value of newspaper mastheads. Our judgments and estimates of future operating results in determining the reporting unit fair values are consistently applied in determining the fair value of mastheads.

The Company assesses the recoverability of its long-lived assets, including property, plant, and equipment and finite-lived intangible assets, whenever events or changes in circumstances indicate their carrying amounts may not be recoverable. The evaluation is performed by asset group, which is the lowest level of identifiable cash flows independent of other assets. The assessment of recoverability is based on management's estimates by comparing the sum of the estimated undiscounted cash flows generated by the underlying asset groups to its carrying value of the asset groups to determine whether an impairment existed at its lowest level of identifiable cash flows. If the carrying amount of the asset group is greater than the expected undiscounted cash flows to be generated by the asset group, an impairment is recognized to the extent the carrying value of such asset group exceeds its fair value.

All three of our reporting units have goodwill balances. We conducted our goodwill and indefinite-lived intangible asset impairment testing in the fourth quarter of 2023 and did not identify any impairment. In addition, we had no impairments of goodwill and indefinite-lived intangible assets in 2022 and 2021.

See Note 6 — Goodwill and intangible assets for further discussion of Goodwill and intangible assets.

Income taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company establishes a valuation allowance if it is more likely than not that all or a portion of a deferred tax asset will not be realized. See Note 11 — Income taxes for further discussion.

We also evaluate any uncertain tax positions and recognize a liability for the tax benefit associated with an uncertain tax position if it is more likely than not that the tax position will not be sustained on examination by the taxing authorities upon consideration of the technical merits of the position. The tax benefits recognized in the financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We record a liability for uncertain tax positions taken or expected to be taken in a tax return. Any change in judgment related to the expected ultimate resolution of uncertain tax positions is recognized in earnings in the period in which such change occurs.

Fair value of financial instruments

The carrying value of the Company's cash equivalents, accounts receivable, accounts payable, and accrued liabilities approximate fair value due to the short maturity of these instruments. A discussion of the fair value level of the Company's debt and embedded conversion option is disclosed in Note 8 — Debt. For further details surrounding our policies on fair value measurement, including the fair values of our pension plan assets, refer to Note 10 — Fair value measurement.

Deferred financing costs

Deferred financing costs consist of costs incurred in connection with debt financings and are recorded as a contra-liability in Long-term debt on the Consolidated balance sheets. Such costs are amortized using the effective interest method over the estimated remaining term of the debt. This amortization represents a component of Interest expense.

Revenue recognition

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Our contracts with customers sometimes include promises to transfer multiple products and services to a customer. Revenue from sales agreements that contain multiple performance obligations are allocated to each obligation based on the relative standalone selling price. We determine standalone selling prices based on observable prices charged to customers.

Advertising and marketing services revenues

The Company generates Print advertising revenues primarily by delivering advertising in its national publication, USA TODAY, and in its local publications including newspapers. Advertising revenues are categorized as local retail, local classified, online, and national. Print advertising revenue is recognized upon publication of the advertisement.

Digital advertising and marketing revenues are generated primarily by online marketing products provided by our DMS segment. The Company enters into agreements for products in which our clients typically pay in advance and on a monthly basis. These prepayments include all charges for the included technology and any media services, management, third-party content, and other costs and fees, all of which are accounted for as a single performance obligation. Revenue is then recognized as we purchase and deliver media on behalf of the customer and perform other marketing-related services.

For our Advertising and marketing services revenues, we evaluate whether we are the principal (i.e., report revenues on a gross basis) or agent (i.e., report revenues on a net basis) by performing analyses regarding whether we control the provision of specified goods or services before they are transferred to our customers. We report Advertising and marketing services revenues gross when we control advertising inventory before it is transferred to the customer. Our control is evidenced by us being primarily responsible or sharing responsibility for the fulfillment of services and maintaining control over transaction pricing. We recognize revenue when the performance obligation is satisfied.

Circulation revenues

Circulation revenues are derived from print and digital subscriptions as well as single copy sales at retail stores, vending racks and boxes. Circulation revenues from subscribers are generally billed to customers at the beginning of the subscription period and are typically recognized over the subscription period as the performance obligations are delivered. The term of customer subscriptions normally ranges from one to twelve months. Circulation revenues from single-copy income are recognized based on the date of publication.

Other revenues

The Company provides commercial printing services to third parties as a means to generate incremental revenue and utilize excess printing capacity. Customers consist primarily of other publishers that do not have their own printing presses and do not compete with other Gannett publications. The Company also prints other commercial materials, including flyers, business cards and invitations. Revenue is generally recognized upon delivery. In addition, the Company generates revenues from its events and promotions business. Revenues are generated primarily through ticket sales, endurance events and race management services. Revenue is generally recognized when the event occurs.

Practical expedients and exemptions

The Company generally expenses sales commissions or other costs to obtain contracts when incurred because the amortization period is generally one year or less. These costs are recorded within Selling, general and administrative expenses.

The Company does not disclose unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

Deferred revenues

The Company records deferred revenues when cash payments are received in advance of the Company's performance obligation. The Company's primary source of deferred revenues is from circulation subscriptions paid in advance of the service provided, which represents future delivery of publications (the performance obligation) to subscription customers. The Company expects to recognize the revenue related to unsatisfied performance obligations over the next one to twelve months in accordance with the terms of the subscriptions.

The Company's payment terms vary by the type and location of the customer and the products or services offered. The period between invoicing and when payment is due is not significant. For certain products or services and customer types, the Company requires payment before the products or services are delivered to the customer. The majority of our subscription customers are billed and required to pay on monthly terms.

Advertising costs

Advertising costs are expensed in the period incurred. The Company incurred total advertising expenses for the years ended December 31, 2023, 2022, and 2021 of $41.9 million, $56.8 million, and $45.3 million, respectively.

Pension and postretirement liabilities

Pension and other postretirement benefit costs under our defined benefit retirement plans are actuarially determined. For plans with frozen benefits, we recognize the cost of postretirement benefits such as pension, medical, and life insurance benefits on an accrual basis over the average life expectancy of employees expected to receive such benefits. For active plans, costs are recognized over the estimated average future service period. We also recognize liabilities associated with the withdrawal from multiemployer pension plans. See Note 9 — Pensions and other postretirement benefit plans for further details.

Share-based compensation

Share-based payments to employees and members of the Board of Directors, including grants of stock options and restricted stock, are recognized in the Consolidated financial statements over the service period (generally the vesting period) based on fair values measured on grant dates, less forfeitures. The Company accounts for forfeitures as they occur.

Self-insurance liability accruals

The Company maintains self-insured medical and workers' compensation programs. The Company purchases stop loss coverage from third parties, which limits our exposure to large claims. The Company records a liability for healthcare and workers' compensation costs during the period in which they occur, including an estimate of incurred but not reported claims.

Concentration of risk

Due to the distributed nature of our operations, we are not subject to significant concentrations of risk relating to customers, products, or geographic locations. Our foreign revenues, principally from businesses in the U.K. at our Newsquest segment and international operations at our DMS segment, were $234.0 million and $39.5 million, respectively, for the year ended December 31, 2023. Our long-lived assets in foreign countries, at our Newsquest segment and international operations at our DMS segment were $130.8 million and $7.5 million, respectively, as of December 31, 2023.

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in Operating lease assets, Other current liabilities, and Long-term operating lease liabilities on our Consolidated balance sheets. Operating lease right-of-use ("ROU") assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. The rates implicit within the Company's leases are generally not determinable; therefore, the Company uses judgment to determine the incremental borrowing rate used to calculate the present value of lease payments. The incremental borrowing rate is determined using our credit rating and information available related to similar terms and payments as of the commencement date. ROU assets are assessed for impairment in accordance with the Company's accounting policy for long-lived assets.

Our lease terms include options to extend or terminate. The period which is subject to an option to extend the lease is included in the lease term if it is reasonably certain that the option will be exercised. The period which is subject to an option to terminate the lease is included if it is reasonably certain that the option will not be exercised. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

For all material classes of leased assets, we do not separate lease components from non-lease components, and account for both components as a single lease component. For certain equipment leases, we apply a portfolio approach to account for the operating lease ROU assets and liabilities.

Accounts payable and accrued liabilities

A breakout of Accounts payable and accrued liabilities is presented below:

	December 31,			
In thousands	**2023**		**2022**	
Accounts payable	$	142,215	$	189,094
Compensation		82,160		87,937
Taxes (primarily property, sales, and payroll taxes)		9,990		11,940
Benefits		19,422		21,942
Interest		5,617		6,162
Other		34,040		34,773
Accounts payable and accrued liabilities	$	293,444	$	351,848

Loss contingencies

We are subject to various legal proceedings, claims, and regulatory matters, the outcomes of which are subject to significant uncertainty. We determine whether to disclose or accrue for loss contingencies based on an assessment of whether the risk of loss is remote, reasonably possible, or probable and whether it can be reasonably estimated. We accrue for loss contingencies when such amounts are probable and reasonably estimable. If a contingent liability is only reasonably possible, we will disclose the potential range of the loss if material and estimable. Legal costs expected to be incurred in connection with loss contingencies are expensed as incurred.

Foreign currency translation

The statements of income of foreign operations have been translated to U.S. dollars using the average currency exchange rates in effect during the relevant period. The balance sheets have been translated using the currency exchange rates as of the end of the accounting period. The impact of currency exchange rate changes on the translation of the balance sheets are included in Comprehensive income (loss) in the Consolidated statements of operations and comprehensive income (loss) and are classified as Accumulated other comprehensive loss in the Consolidated balance sheets and Consolidated statements of equity.

Recent accounting pronouncements adopted

Reference rate reform

In March 2020, the Financial Accounting Standards Board (the "FASB") issued guidance, ASU 2020-04, that provides optional expedients and exceptions for contracts, hedging relationships, and other transactions that reference the London Inter-bank Offered Rate ("LIBOR"). The guidance in ASU 2020-04 (as amended by ASU 2022-06 in December 2022) is optional and may be elected over time as reference rate reform activities occur through December 31, 2024. During the quarter ended March 31, 2022, the Company applied the optional expedient for contract modifications to the amendment of its five-year senior secured term loan facility in an original aggregate principal amount of $516.0 million (the "Senior Secured Term Loan") with Citibank N.A., as collateral agent and administrative agent for the lenders. The adoption of this guidance did not have a material impact on the Consolidated financial statements.

Accounting for convertible instruments and contracts in an entity's own equity

In August 2020, the FASB issued guidance, ASU 2020-06, that simplifies the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. In addition to eliminating certain accounting models, the guidance amends the disclosures for convertible instruments and earnings-per-share guidance. It also amends the guidance for the derivatives scope exception for contracts in an entity's own equity to reduce form-over-substance-based accounting conclusions. The adoption of this guidance, effective January 1, 2022, did not have a material impact on the accounting for the Company's $497.1 million in aggregate principal amount of 6.0% Senior Secured Convertible Notes due 2027 issued by the Company on November 17, 2020 (the "2027 Notes"), or on the Consolidated financial statements.

Accounting for contract assets and contract liabilities from contracts with customers in a business combination

In October 2021, the FASB issued guidance, ASU 2021-08, that requires an acquirer to recognize and measure certain contract assets and contract liabilities in a business combination in accordance with ASC 606, "Revenue from Contracts with Customers," rather than at fair value on the acquisition date as required under current U.S. GAAP. This guidance is effective for fiscal years beginning after December 15, 2022, with early adoption permitted, including interim periods within those fiscal years. The early adoption of this guidance effective January 1, 2022 did not have a material impact on the Consolidated financial statements.

Disclosures by business entities about government assistance

In November 2021, the FASB issued guidance, ASU 2021-10, that requires annual disclosures for transactions with a government that are accounted for by applying a grant or contribution accounting model by analogy, including: (i) information about the nature of the transactions and related accounting policy used to account for the transactions; (ii) the line items on the Consolidated balance sheets and Consolidated statements of operations and comprehensive income (loss) affected by these transactions, including amounts applicable to each line; and (iii) significant terms and conditions of the transactions, including commitments and contingencies. The early adoption of this guidance effective January 1, 2022, did not have a material impact on the Consolidated financial statements.

Recent accounting pronouncements not yet adopted

Disclosure improvements

In October 2023, the FASB issued guidance, ASU 2023-06, that incorporates several disclosure and presentation requirements into the FASB's Accounting Standards Codification (the "Codification") currently residing in Securities and Exchange Commission ("SEC") Regulation S-X and Regulation S-K. As the Company is currently subject to these SEC requirements, ASU 2023-06 is not expected to have a material impact on the Consolidated financial statements. The effective date for each amendment in the Codification will be the date on which the SEC's removal of the related disclosure from Regulation S-X or Regulation S-K becomes effective. If, by June 30, 2027, the SEC has not removed the existing disclosure requirements from Regulation S-X or Regulation S-K, the pending disclosure requirements will be removed from the Codification and will not become effective for any entity. ASU 2023-06 will be applied prospectively.

In November 2023, the FASB issued guidance, ASU 2023-07, which will improve reportable segment disclosure requirements primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 applies to all public entities that are required to report segment information in accordance with ASC 280, "Segment Reporting." The Company will be required to report these enhanced segment disclosures starting in annual periods beginning after December 15, 2023 and requires retrospective application to all prior periods presented in the financial statements. The Company does not expect the adoption of this guidance will have a material impact on the Consolidated financial statements.

In November 2023, the FASB issued guidance, ASU 2023-09, which enhances annual income tax disclosures. ASU 2023-09 requires disaggregated information about a reporting entity's effective tax rate reconciliation as well as information on income taxes paid. ASU 2023-09 will be effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the provisions of the updated guidance and assessing the impact on the Consolidated financial statements.

NOTE 3 — Revenues

Revenues are recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company's Consolidated statements of operations and comprehensive income (loss) present revenues disaggregated by revenue type. Sales taxes and other usage-based taxes are excluded from revenues.

The following tables present our revenues disaggregated by segment and revenue type:

In thousands	Year ended December 31, 2023 Domestic Gannett Media	Newsquest	Digital Marketing Solutions	Corporate and other	Intersegment Eliminations	Consolidated
Local and national print	$ 292,211	$ 37,745	$ —	$ —	$ —	$ 329,956
Classified print	209,490	37,099	—	—	—	246,589
Print advertising	501,701	74,844	—	—	—	576,545
Digital media	238,706	41,890	—	—	—	280,596
Digital marketing services	140,589	8,920	477,909	—	(150,460)	476,958
Digital classified	44,543	8,472	—	—	—	53,015
Digital advertising and marketing services	423,838	59,282	477,909	—	(150,460)	810,569
Advertising and marketing services	925,539	134,126	477,909	—	(150,460)	1,387,114
Print circulation	704,158	68,042	—	—	—	772,200
Digital-only subscription	150,384	5,237	—	—	—	155,621
Circulation	854,542	73,279	—	—	—	927,821
Other[(a)(b)]	315,772	26,575	—	6,268	—	348,615
Total revenues	$ 2,095,853	$ 233,980	$ 477,909	$ 6,268	$ (150,460)	$ 2,663,550

(a) For the year ended December 31, 2023, included Other Digital revenues of $67.5 million, $10.4 million, and $6.3 million at the Domestic Gannett Media and Newsquest segments and the Corporate and other category, respectively.

(b) At the Domestic Gannett Media segment, Other Digital revenues include digital content syndication and affiliate revenues, at the Newsquest segment, Other Digital revenues include digital production revenues, and at the Corporate and other category, Other Digital revenues include licensing revenues.

In thousands	Year ended December 31, 2022 Domestic Gannett Media	Newsquest	Digital Marketing Solutions	Corporate and other	Intersegment Eliminations	Consolidated
Local and national print	$ 363,772	$ 40,526	$ —	$ —	$ —	$ 404,298
Classified print	230,969	35,615	—	—	—	266,584
Print advertising	594,741	76,141	—	—	—	670,882
Digital media	260,417	39,358	—	—	—	299,775
Digital marketing services	133,219	9,263	468,883	—	(143,456)	467,909
Digital classified	46,039	11,532	—	—	—	57,571
Digital advertising and marketing services	439,675	60,153	468,883	—	(143,456)	825,255
Advertising and marketing services	1,034,416	136,294	468,883	—	(143,456)	1,496,137
Print circulation	884,854	67,165	—	—	—	952,019
Digital-only subscription	127,671	4,947	—	—	—	132,618
Circulation	1,012,525	72,112	—	—	—	1,084,637
Other[(a)(b)]	332,865	26,224	—	5,440	—	364,529
Total revenues	$ 2,379,806	$ 234,630	$ 468,883	$ 5,440	$ (143,456)	$ 2,945,303

(a) For the year ended December 31, 2022, included Other Digital revenues of $65.8 million, $9.5 million, and $5.4 million at the Domestic Gannett Media and Newsquest segments and the Corporate and other category, respectively.

(b) At the Domestic Gannett Media segment, Other Digital revenues include digital content syndication and affiliate revenues, at the Newsquest segment, Other Digital revenues include digital production revenues, and at the Corporate and other category, Other Digital revenues include licensing revenues.

	Year ended December 31, 2021					
In thousands	**Domestic Gannett Media**	**Newsquest**	**Digital Marketing Solutions**	**Corporate and other**	**Intersegment Eliminations**	**Consolidated**
Local and national print	$ 469,211	$ 32,803	$ —	$ —	$ —	$ 502,014
Classified print	259,081	31,191	—	—	—	290,272
Print advertising	728,292	63,994	—	—	—	792,286
Digital media	324,843	36,445	409	1,452	—	363,149
Digital marketing services	125,861	5,872	440,985	379	(129,322)	443,775
Digital classified	40,245	11,651	—	55	—	51,951
Digital advertising and marketing services	490,949	53,968	441,394	1,886	(129,322)	858,875
Advertising and marketing services	1,219,241	117,962	441,394	1,886	(129,322)	1,651,161
Print circulation	1,083,760	65,421	—	5	—	1,149,186
Digital-only subscription	95,340	5,148	—	—	—	100,488
Circulation	1,179,100	70,569	—	5	—	1,249,674
Other[(a)(b)]	279,776	20,087	905	6,480	—	307,248
Total revenues	$ 2,678,117	$ 208,618	$ 442,299	$ 8,371	$ (129,322)	$ 3,208,083

[(a)] For the year ended December 31, 2021, included Other Digital revenues of $57.4 million, $7.0 million, $0.9 million, and $3.3 million at the Domestic Gannett Media, Newsquest and DMS segments and the Corporate and other category, respectively.

[(b)] At the Domestic Gannett Media segment, Other Digital revenues include digital content syndication and affiliate revenues, at the Newsquest segment, Other Digital revenues include digital production revenues, and at DMS segment and the Corporate and other category, Other Digital revenues include licensing revenues.

Revenues generated from international operations comprised 10.3%, 9.3%, and 7.7% of total revenues for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table presents the change in the deferred revenues balance by type of revenue:

	Year ended December 31, 2023			Year ended December 31, 2022		
In thousands	**Advertising, marketing services and other**	**Circulation**	**Total**	**Advertising, marketing services and other**	**Circulation**	**Total**
Beginning balance	$ 46,327	$ 107,321	$ 153,648	$ 60,665	$ 124,173	$ 184,838
Acquisition	—	—	—	—	2,388	2,388
Cash receipts, net of refunds	293,079	804,620	1,097,699	273,308	939,473	1,212,781
Revenue recognized	(305,443)	(825,402)	(1,130,845)	(287,646)	(958,713)	(1,246,359)
Ending balance	$ 33,963	$ 86,539	$ 120,502	$ 46,327	$ 107,321	$ 153,648

NOTE 4 — Leases

We lease certain real estate, vehicles, and equipment. Our leases have remaining lease terms of one to 13 years, some of which may include options to extend the leases, and some of which may include options to terminate the leases. The exercise of lease renewal options is at our sole discretion. The depreciable lives of assets and leasehold improvements are limited by the expected lease term unless there is a transfer of title or purchase option reasonably certain of exercise.

The components of lease expense are as follows:

		Year ended December 31,				
In thousands		**2023**		**2022**		**2021**
Operating lease cost [a]	$	64,845	$	73,103	$	80,213
Short-term lease cost [b]		900		929		886
Variable lease cost		13,200		13,002		11,464
Net lease cost	$	78,945	$	87,034	$	92,563

[a] Includes sublease income of $9.1 million, $7.7 million, and $6.5 million for the years ended December 31, 2023, 2022, and 2021, respectively.
[b] Excludes expenses relating to leases with a lease term of one month or less.

In 2023, the Company sold two properties in Michigan and Arizona for a total of $60.5 million, which resulted in a net gain of $39.3 million. Contemporaneously with the closing of the sales, the Company entered into leases pursuant to which we leased back the properties for cumulative annual rent of $39.9 million, subject to annual escalations. The leases are accounted for as operating leases.

Supplemental information related to leases are as follows:

		Year ended December 31,				
In thousands, except lease term and discount rate		**2023**		**2022**		**2021**
Cash paid for amounts included in the measurement of operating lease liabilities	$	76,338	$	79,659	$	81,380
Right-of-use assets obtained in exchange for operating lease obligations		31,501		15,272		38,137
(Gain) loss on sale and leaseback transactions, net		(40,221)		(12,249)		1,938
Weighted-average remaining lease term (in years)		6.4		6.8		7.3
Weighted-average discount rate		13.0 %		12.6 %		12.8 %

Future minimum lease payments under non-cancellable leases are as follows:

		Year ended December 31,
In thousands		
2024	$	72,031
2025		61,421
2026		49,531
2027		42,269
2028		37,825
Thereafter		112,133
Total future minimum lease payments		375,210
Less: Imputed interest		125,576
Total	$	249,634

NOTE 5 — Accounts receivable, net

The Company performs its evaluation of the collectability of trade receivables based on customer category. For example, trade receivables from individual subscribers to our publications are evaluated separately from trade receivables related to advertising customers. For advertising trade receivables, the Company applies a "black motor formula" methodology as the baseline to calculate the allowance for doubtful accounts. The reserve percentage is calculated as a ratio of total net bad debts (less write-offs and recoveries) for the prior three-year period to total outstanding trade accounts receivable for the same three-year period. The calculated reserve percentage by customer category is applied to the consolidated gross advertising receivable balance, irrespective of aging. In addition, each category has specific reserves for at risk accounts that vary based on the nature of the underlying trade receivables. Due to the short-term nature of our circulation receivables, the Company reserves all receivables aged over 90 days.

The following table presents changes in the allowance for doubtful accounts:

	Year ended December 31,			
In thousands		**2023**		**2022**
Beginning balance	$	16,697	$	16,470
Current period provision		12,316		9,498
Write-offs charged against the allowance		(17,143)		(14,333)
Recoveries of amounts previously written-off		4,325		4,567
Other		143		495
Ending balance	$	16,338	$	16,697

The calculation of the allowance considers current economic, industry and customer-specific conditions relative to their respective operating environments in the incremental allowances recorded related to high-risk accounts, bankruptcies, receivables in repayment plan and other aging specific reserves. As a result of this analysis, the Company adjusts specific reserves and the amount of allowable credit as appropriate. The collectability of trade receivables related to advertising, marketing services and other customers depends on a variety of factors, including trends in local, regional, or national economic conditions that affect our customers' ability to pay. The advertisers in our newspapers and other publications and related websites are primarily retail businesses that can be significantly affected by regional or national economic downturns and other developments that may impact our ability to collect on the related receivables. Similarly, while circulation revenues related to individual subscribers are primarily prepaid, changes in economic conditions may also affect our ability to collect on amounts owed from single copy circulation customers.

For the years ended December 31, 2023 and 2022, the Company recorded $12.3 million and $9.5 million in bad debt expense, respectively, which is included in Selling, general and administrative expenses on the Consolidated statements of operations and comprehensive income (loss).

NOTE 6 — Goodwill and intangible assets

Goodwill and intangible assets consisted of the following:

		December 31, 2023							December 31, 2022					
In thousands		Gross carrying amount		Accumulated amortization		Net carrying amount		Gross carrying amount		Accumulated amortization		Net carrying amount	
Finite-lived intangible assets:													
Advertiser relationships	$	446,609	$	236,168	$	210,441	$	445,775	$	192,032	$	253,743	
Other customer relationships		101,819		56,601		45,218		102,224		45,811		56,413	
Subscriber relationships		251,099		155,528		95,571		251,083		126,899		124,184	
Other intangible assets		68,780		62,536		6,244		68,780		55,932		12,848	
Sub-total	$	868,307	$	510,833	$	357,474	$	867,862	$	420,674	$	447,188	
Indefinite-lived intangible assets:													
Mastheads						166,876						166,170	
Total intangible assets					$	524,350					$	613,358	
Goodwill					$	533,876					$	533,166	

As of December 31, 2023, the weighted average amortization periods for amortizable intangible assets were 11.1 years for advertiser relationships, 9.7 years for other customer relationships, 10.3 years for subscriber relationships, and 3.9 years for other intangible assets. The weighted average amortization period in total for all amortizable intangible assets is 10.1 years.

For the years ended December 31, 2023, 2022, and 2021, amortization expense was $90.0 million, $95.6 million, and $103.1 million, respectively.

As of December 31, 2023, the estimated future amortization expense for each of the five fiscal years was as follows: 2024 -

$89.2 million; 2025 - $82.0 million; 2026 - $63.9 million; 2027 - $62.3 million; and 2028 and thereafter - $60.1 million.

Changes in the carrying amount of Goodwill by segment are as follows:

In thousands	Domestic Gannett Media	Newsquest	Digital Marketing Solutions	Total
Balance at December 31, 2021	$ 401,253	$ 14,985	$ 117,471	$ 533,709
Acquisitions	990	1,869	—	2,859
Divestitures	(1,147)	—	—	(1,147)
Foreign exchange	10	(2,265)	—	(2,255)
Balance at December 31, 2022	$ 401,106	$ 14,589	$ 117,471	$ 533,166
Acquisitions	—	30	—	30
Divestitures	(46)	(82)	—	(128)
Foreign exchange	(3)	811	—	808
Balance at December 31, 2023	$ 401,057	$ 15,348	$ 117,471	$ 533,876

As of both December 31, 2023 and 2022, the carrying amount of goodwill reflected accumulated impairment losses of $340.8 million, $70.5 million and $44.1 million related to impairments at the Domestic Gannett Media, Newsquest and Digital Marketing Solutions segments, respectively.

Annual impairment assessment

The Company performed its goodwill and indefinite-lived intangible impairment assessment in the fourth quarter of 2023 with the assistance of third-party valuation specialists. Determining fair value requires the exercise of significant judgments, including judgments about appropriate discount rates, long-term growth rates, company earnings multiples and relevant comparable transactions, as applicable, and the amount and timing of expected future cash flows. The cash flows employed in the analysis are based on the Company's internal forecasts, which considered the current and expected future economic and market conditions for each reporting unit. The long-term growth rates are dependent on various factors and could be adversely impacted by a sustained decrease in overall market growth rates, the competitive environment, relative currency exchange rates and a sustained increase in inflation, all of which the Company considered in determining the long-term growth rates used in the 2023 analysis, which ranged from 0% to 3.0%. The discount rates for each reporting unit are determined based on the inherent risks of each reporting unit's underlying operations and may be impacted by adverse changes in the macroeconomic environment and volatility in the equity and debt markets. The Company considered these factors in determining the discount rates used in the 2023 analysis, which ranged from 17.0% to 22.5%.

For goodwill, the Company determined the fair value of each reporting unit using a combination of a discounted cash flow analysis and a market-based approach. During the fourth quarter of 2023, the Company compared the fair value of each reporting unit to its carrying amount, which resulted in the fair value of all the reporting units being in excess of their carrying values.

For mastheads, the Company applied a "relief from royalty" approach, a discounted cash flow model, reflecting current assumptions, to determine the fair value of indefinite-lived intangible assets. During the fourth quarter of 2023, the Company compared the fair value of each indefinite-lived intangible asset to its carrying amount, which resulted in the fair value of each indefinite-lived intangible asset being in excess of its carrying value.

In addition to the annual impairment test, the Company is required to regularly assess whether a triggering event has occurred under ASC 360, "Property, Plant and Equipment ("ASC 360"), which would require interim impairment testing. As of December 31, 2023, the Company performed a review of potential indicators for its long-lived asset groups under ASC 360 and it was determined that no indicators of impairment were present.

During 2022 and 2021, there were no impairments of goodwill and indefinite-lived intangible assets.

While the Company believes its judgments represent reasonably possible outcomes based on available facts and circumstances, adverse changes to the assumptions, including those related to macroeconomic factors, comparable public company trading values and prevailing conditions in the capital markets, could lead to future declines in the fair value of a reporting unit. The Company continually evaluates whether current factors or indicators, such as prevailing conditions in the business environment, capital markets or the economy generally, and actual or projected operating results, require the performance of an interim impairment assessment of goodwill, as well as other long-lived assets. For example, any significant shortfall, now or in the future, in advertising revenues or subscribers and/or consumer acceptance of our products could lead to a downward revision in the fair value of certain reporting units.

NOTE 7 — Integration and reorganization costs and asset impairments

Over the past several years, the Company has engaged in a series of individual restructuring programs, designed primarily to right-size the Company's employee base, consolidate facilities and improve operations, including those of recently acquired entities. These initiatives impact all the Company's operations and can be influenced by the terms of union contracts. Costs related to these programs, which primarily include severance, facility consolidation and other restructuring-related expenses, are accrued when probable and reasonably estimable or at the time of program announcement.

Severance-related expenses

The Company recorded severance-related expenses by segment as follows:

	Year ended December 31,		
In thousands	2023	2022	2021
Domestic Gannett Media	9,935	40,654	13,576
Newsquest	1,762	4,216	953
Digital Marketing Solutions	756	434	321
Corporate and other	6,064	12,310	1,621
Total	$ 18,517	$ 57,614	$ 16,471

A roll-forward of the accrued severance and related expenses included in Accounts payable and accrued liabilities on the Consolidated balance sheets for the years ended December 31, 2023 and 2022 is as follows:

In thousands	Severance and related expenses
Balance at December 31, 2021	$ 12,558
Restructuring provision included in integration and reorganization costs	57,614
Cash payments	(40,399)
Balance at December 31, 2022	29,773
Restructuring provision included in integration and reorganization costs	18,517
Cash payments	(41,362)
Balance at December 31, 2023	$ 6,928

Other restructuring-related expenses

Other restructuring-related expenses represent costs for consolidating operations, systems implementation, outsourcing of corporate functions and facility consolidations. The Company recorded Other restructuring-related costs by segment as follows:

	Year ended December 31,		
In thousands	2023	2022	2021
Domestic Gannett Media[a]	(4,353)	14,921	1,145
Newsquest	1	209	286
Digital Marketing Solutions	28	674	1,389
Corporate and other	10,275	14,556	29,993
Total	$ 5,951	$ 30,360	$ 32,813

[a] For the year ended December 31, 2023, Other restructuring-related costs at the Domestic Gannett Media segment reflected the reversal of withdrawal liabilities related to multiemployer pension plans based on settlement of the withdrawal liability. For the year ended December 31, 2022, Other restructuring-related costs at the Domestic Gannett Media segment reflected a withdrawal liability which was expensed as a result of ceasing contributions to a multiemployer pension plan, as well as facilities consolidation expenses associated with exiting a lease.

Accelerated depreciation

The Company incurred accelerated depreciation, a component of Depreciation and amortization expense in the Consolidated statements of operations and comprehensive income (loss) of $6.7 million, $12.5 million, and $15.3 million for the years ended December 31, 2023, 2022, and 2021, respectively, related to the shortened useful life of assets due to the closing of production facilities and sale of property, primarily at the Domestic Gannett Media segment.

NOTE 8 — Debt

The Company's debt consisted of the following:

	December 31, 2023				December 31, 2022			
In millions	Principal balance	Unamortized original issue discount	Unamortized deferred financing costs	Carrying value	Principal balance	Unamortized original issue discount	Unamortized deferred financing costs	Carrying value
Senior Secured Term Loan	$ 350.4	$ (5.2)	$ (1.1)	$ 344.1	$ 438.4	$ (8.9)	$ (1.9)	$ 427.6
2026 Senior Notes	291.6	(5.8)	(4.6)	281.2	345.2	(9.4)	(7.3)	328.5
2027 Notes	485.3	(67.8)	(1.5)	416.0	485.3	(81.2)	(1.7)	402.4
2024 Notes	3.3	—	—	3.3	3.3	—	—	3.3
Total debt	$ 1,130.6	$ (78.8)	$ (7.2)	1,044.6	$ 1,272.2	$ (99.5)	$ (10.9)	1,161.8
Less: Current portion of long-term debt	$ (63.8)	$ —	$ —	$ (63.8)	$ (60.5)	$ —	$ —	$ (60.5)
Non-current portion of long-term debt	$ 1,066.8	$ (78.8)	$ (7.2)	980.8	$ 1,211.7	$ (99.5)	$ (10.9)	1,101.3

Senior Secured Term Loan

On October 15, 2021, Gannett Holdings LLC ("Gannett Holdings"), a wholly-owned subsidiary of the Company, entered into the Senior Secured Term Loan in an original aggregate principal amount of $516.0 million with Citibank N.A., as collateral agent and administrative agent for the lenders. On January 31, 2022, Gannett Holdings entered into an amendment (the "Term Loan Amendment") to the Senior Secured Term Loan to provide for new incremental senior secured term loans (the "Incremental Term Loans") in an aggregate principal amount of $50 million. The Incremental Term Loans have substantially identical terms as the Senior Secured Term Loan and are treated as a single tranche with the Senior Secured Term Loan. The Term Loan Amendment also amended the Senior Secured Term Loan to transition the interest rate base from the London Inter-bank Offered Rate ("LIBOR") to the Adjusted Term Secured Overnight Financing Rate ("Adjusted Term SOFR"). Effective as of March 21, 2022 and April 8, 2022, Gannett Holdings entered into two separate amendments to the Senior Secured Term Loan to provide for incremental senior secured term loans totaling an aggregate principal amount of $30.0 million (collectively, the "Exchanged Term Loans"). The Exchanged Term Loans have substantially identical terms as the Senior Secured Term Loan and Incremental Term Loans and are treated as a single tranche with the Senior Secured Term Loan and the Incremental Term Loans.

The Senior Secured Term Loan bears interest at a per annum rate equal to the Adjusted Term SOFR (which shall not be less than 0.50% per annum) plus a margin equal to 5.00% or an alternate base rate (which shall not be less than 1.50% per annum) plus a margin equal to 4.00%. Loans under the Senior Secured Term Loan may be prepaid, at the option of Gannett Holdings, at any time without premium. In addition, we are required to repay the Senior Secured Term Loan from time to time with (i) the proceeds of non-ordinary course asset sales and casualty and condemnation events, (ii) the proceeds of indebtedness not permitted under the Senior Secured Term Loan, and (iii) the aggregate amount of cash and cash equivalents on hand at the Company and its restricted subsidiaries in excess of $100 million at the end of each fiscal year of the Company. Subsequent to the amendment effective as of April 8, 2022, the Senior Secured Term Loan is amortized at $15.1 million per quarter (or, if the ratio of debt secured on an equal basis with the Senior Secured Term Loan less unrestricted cash of the Company and its restricted subsidiaries to Consolidated EBITDA (as such terms are defined in the Senior Secured Term Loan) (such ratio, the "First Lien Net Leverage Ratio"), for the most recently ended period of four consecutive fiscal quarters is equal to or less than 1.20 to 1.00, $7.6 million per quarter). All obligations under the Senior Secured Term Loan are secured by all or substantially all of the assets of the Company and the wholly-owned domestic subsidiaries of the Company (the "Senior Secured Term Loan Guarantors"). The obligations of Gannett Holdings under the Senior Secured Term Loan are guaranteed on a senior secured basis by the Company and the Senior Secured Term Loan Guarantors.

The Senior Secured Term Loan contains usual and customary covenants for credit facilities of this type, including a requirement to have minimum unrestricted cash of $30 million as of the last day of each fiscal quarter, and restricts, among other things, our ability to incur debt, grant liens, sell assets, make investments and pay dividends, in each case with customary exceptions, including an exception that permits dividends and repurchases of outstanding junior debt or equity in (i) an amount of up to $25 million per fiscal quarter if the First Lien Net Leverage Ratio for such fiscal quarter is equal to or less than 2.00 to 1.00, (ii) an amount of up to $50 million per fiscal quarter if the First Lien Net Leverage Ratio for such fiscal quarter is equal to or less than 1.50 to 1.00, and (iii) an unlimited amount if First Lien Net Leverage Ratio for such fiscal quarter is equal to or less than 1.00 to 1.00. As of December 31, 2023, the Company was in compliance with all of the covenants and obligations under the Senior Secured Term Loan.

As of December 31, 2023 and 2022, the Senior Secured Term Loan was recorded at carrying value, which approximated fair value, in the Consolidated balance sheets and was classified as Level 2.

For the years ended December 31, 2023 and 2022, the Company recognized interest expense of $40.0 million and $33.5 million, respectively, and paid cash interest of $40.0 million and $33.3 million, respectively. For the years ended December 31, 2023 and 2022, the Company recognized amortization of original issue discount of $2.8 million and $3.5 million, respectively, and amortization of deferred financing costs of $0.6 million and $0.7 million, respectively. Additionally, during the years ended December 31, 2023 and 2022, the Company recognized a loss on early extinguishment of debt of $1.1 million and $2.2 million, respectively, related to the write-off of original issue discount and deferred financing costs as a result of early prepayments on the Senior Secured Term Loan.

For the year ended December 31, 2023, the Company made $88.0 million of prepayments, including quarterly amortization payments, on the Senior Secured Term Loan, which were classified as financing activities in the Consolidated statements of cash flows. During 2023, the Company received waivers from certain lenders of the Senior Secured Term Loan that reduced the scheduled quarterly amortization payments payable to those lenders by $25.1 million for the year ended December 31, 2023, and which was the amount used by the Company to repurchase a portion of its 2026 Senior Notes (defined below). As of December 31, 2023, the effective interest rate for the Senior Secured Term Loan was 11.3%.

Senior Secured Notes due 2026

On October 15, 2021, Gannett Holdings completed a private offering of $400 million aggregate principal amount of 6.00% first lien notes due November 1, 2026 (the "2026 Senior Notes"). The 2026 Senior Notes were issued pursuant to an indenture, dated October 15, 2021 (the "2026 Senior Notes Indenture") among Gannett Holdings, the Company, the guarantors from time to time party thereto (the "2026 Senior Notes Guarantors"), U.S. Bank National Association, as trustee, and U.S. Bank National Association, as collateral agent, registrar, paying agent and authenticating agent.

During 2023, the Company entered into privately negotiated agreements with certain holders of our 2026 Senior Notes, and for the year ended December 31, 2023, repurchased $53.6 million of principal of our outstanding 2026 Senior Notes at a discount to par value. In connection with the repurchase of our 2026 Senior Notes during 2023, the Company received waivers from certain lenders of the Senior Secured Term Loan which reduced the scheduled quarterly amortization payments payable to those lenders by $25.1 million for the year ended December 31, 2023. As a result of these transactions, for the year ended December 31, 2023, the Company recognized a gain on the early extinguishment of debt of approximately $5.6 million, which included the write-off of unamortized original issue discount and deferred financing costs.

During 2022, the Company entered into privately negotiated agreements with certain holders of our 2026 Senior Notes, and for the year ended December 31, 2022, repurchased $54.8 million of principal of our outstanding 2026 Senior Notes at a discount to par value. In connection with the repurchases of our 2026 Senior Notes during 2022, the Company exchanged an aggregate principal amount equal to $30.0 million of the 2026 Senior Notes for $30.0 million of the Exchanged Term Loans. As a result of these transactions, for the year ended December 31, 2022, the Company recognized a gain on the early extinguishment of debt of approximately $2.6 million, which included the write-off of unamortized original issue discount and deferred financing costs.

Interest on the 2026 Senior Notes is payable semi-annually in arrears, beginning on May 1, 2022. The 2026 Senior Notes mature on November 1, 2026, unless redeemed or repurchased earlier pursuant to the 2026 Senior Notes Indenture. The 2026 Senior Notes may be redeemed at the option of Gannett Holdings, in whole or in part, at any time and from time to time after November 1, 2023, at the redemption prices set forth in the 2026 Senior Notes Indenture. If certain changes of control with respect to Gannett Holdings or the Company occur, Gannett Holdings must offer to purchase the 2026 Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest to, but excluding, the date of purchase.

The 2026 Senior Notes are unconditionally guaranteed, jointly and severally, on a senior secured basis by the 2026 Senior Notes Guarantors. The 2026 Senior Notes and such guarantees are secured on a first-priority basis by the collateral, consisting of substantially all of the assets of Gannett Holdings and the 2026 Senior Notes Guarantors, subject to certain intercreditor arrangements.

The 2026 Senior Notes Indenture limits the Company and its restricted subsidiaries' ability to, among other things, make investments, loans, advances, guarantees and acquisitions; incur or guarantee additional debt and issue certain disqualified equity interests and preferred stock; make certain restricted payments, including a limit on dividends on equity securities or payments to redeem, repurchase or retire equity securities or other indebtedness; dispose of assets; create liens on assets to secure debt; engage in transactions with affiliates; enter into certain restrictive agreements; and consolidate, merge, sell or otherwise dispose of all or substantially all of their or the 2026 Senior Notes Guarantor's assets. These covenants are subject to a number of limitations and exceptions. The 2026 Senior Notes Indenture also contains customary events of default.

As of December 31, 2023 and 2022, the 2026 Senior Notes were recorded at carrying value in the Consolidated balance sheets. As of December 31, 2023, the carrying value of the 2026 Senior Notes did not approximate fair value. The 2026 Senior Notes were classified as Level 2, and based on unadjusted quoted prices in the active market obtained from third-party pricing services, the Company determined that the estimated fair value of the 2026 Senior Notes was $256.6 million as of December 31, 2023 and was primarily affected by fluctuations in market interest rates.

The unamortized original issue discount and deferred financing costs will be amortized over the remaining contractual life of the 2026 Senior Notes using the effective interest method. For the years ended December 31, 2023 and 2022, the Company recognized interest expense of $19.5 million and $22.3 million, respectively, and paid cash interest of $20.1 million and $23.9 million, respectively. For the years ended December 31, 2023 and 2022, the Company recognized amortization of original issue discount of $2.3 million and $2.7 million, respectively, and amortization of deferred financing costs of $1.8 million and $2.1 million, respectively. The effective interest rate on the 2026 Senior Notes was 7.3% as of December 31, 2023.

Senior Secured Convertible Notes due 2027

The 2027 Notes were issued pursuant to an Indenture dated as of November 17, 2020, as amended by the First Supplemental Indenture dated as of December 21, 2020 and the Second Supplemental Indenture dated as of February 9, 2021 (collectively, the "2027 Notes Indenture"), between the Company and U.S. Bank National Association, as trustee.

In connection with the issuance of the 2027 Notes, the Company entered into an Investor Agreement (the "Investor Agreement") with the holders of the 2027 Notes (the "Holders") establishing certain terms and conditions concerning the rights and restrictions on the Holders with respect to the Holders' ownership of the 2027 Notes. The Company also entered into an amendment to the Registration Rights Agreement dated November 19, 2019, between the Company and FIG LLC.

Interest on the 2027 Notes is payable semi-annually in arrears. The 2027 Notes mature on December 1, 2027, unless earlier repurchased or converted. The 2027 Notes may be converted at any time by the holders into cash, shares of the Company's common stock, par value $0.01 per share (the "Common Stock") or any combination of cash and Common Stock, at the Company's election. The initial conversion rate is 200 shares of Common Stock per $1,000 principal amount of the 2027 Notes, which is equal to a conversion price of $5.00 per share of Common Stock (the "Conversion Price").

In November 2021, the Company entered into separate, privately negotiated agreements with certain holders of our 2027 Notes and repurchased $11.8 million in aggregate principal amount of our outstanding 2027 Notes for $15.3 million in cash, including accrued interest. The repurchase was treated as an extinguishment of a portion of the 2027 Notes and as a result, for the year ended December 31, 2021, the Company recognized a loss on extinguishment of $0.8 million and a write-off of unamortized original issue discount of $2.3 million and an immaterial write-off of unamortized deferred financing costs. The repurchase of the 2027 Notes resulted in a $4.2 million reduction in Additional paid-in capital, net of tax, in the Consolidated balance sheets. The remaining 2027 Notes are convertible into 97.1 million shares of Common Stock, based on a conversion price of $5.00 per share.

The conversion rate is subject to customary adjustment provisions as provided in the 2027 Notes Indenture. In addition, the conversion rate will be subject to adjustment in the event of any issuance or sale of Common Stock (or securities convertible into Common Stock) at a price equal to or less than the Conversion Price in order to ensure that following such issuance or sale, the 2027 Notes would be convertible into approximately 42% (adjusted for repurchases and certain other events that reduce the outstanding amount of the 2027 Notes) of the Common Stock after giving effect to such issuance or sale (assuming the initial principal amount of the 2027 Notes remains outstanding). After giving effect to the repurchase of $11.8 million in aggregate principal amount of outstanding 2027 Notes during the year ended December 31, 2021, such percentage was approximately 41%.

Upon the occurrence of a "Make-Whole Fundamental Change" (as defined in the 2027 Notes Indenture), the Company will in certain circumstances increase the conversion rate for a specified period of time. If a "Fundamental Change" (as defined in the 2027 Notes Indenture) occurs, the Company will be required to offer to repurchase the 2027 Notes at a repurchase price of 110% of the principal amount thereof.

Holders of the 2027 Notes will have the right to put up to approximately $100 million of the 2027 Notes at par on or after the date that is 91 days after the maturity date of the Senior Secured Term Loan.

Under the 2027 Notes Indenture, the Company can only pay cash dividends up to an agreed-upon amount, provided the ratio of consolidated debt to EBITDA (as such terms are defined in the 2027 Notes Indenture) does not exceed a specified ratio. In addition, the 2027 Notes Indenture provides that, at any time that the Company's Total Gross Leverage Ratio (as defined in the 2027 Notes Indenture) exceeds 1.5 and the Company approves the declaration of a dividend, the Company must offer to purchase a principal amount of 2027 Notes equal to the proposed amount of the dividend.

Until the four-year anniversary of the issuance date, the Company will have the right to redeem for cash up to approximately $99.4 million of the 2027 Notes at a redemption price of 130% of the principal amount thereof, with such amount reduced ratably by any principal amount of 2027 Notes that has been converted by the holders or redeemed or purchased by the Company.

The 2027 Notes are guaranteed by Gannett Holdings and any subsidiaries of the Company that guarantee the Senior Secured Term Loan. The 2027 Notes are secured by the same collateral that secures the Senior Secured Term Loan. The 2027 Notes rank as senior secured debt of the Company and are secured by a second priority lien on the same collateral package that secured the indebtedness incurred in connection with the Senior Secured Term Loan.

The 2027 Notes Indenture includes affirmative and negative covenants, including limitations on liens, indebtedness, dispositions, loans, advances and investors, sale and leaseback transactions, restricted payments, transactions with affiliates, restrictions on dividends and other payment restrictions affecting restricted subsidiaries, negative pledges, and modifications to certain agreements. The 2027 Notes Indenture also requires that the Company maintain, as of the last day of each fiscal quarter, at least $30.0 million of Qualified Cash (as defined in the 2027 Notes Indenture). The 2027 Notes Indenture includes customary events of default.

The 2027 Notes have two components: (i) a debt component, and (ii) an equity component. As of December 31, 2023, the debt component of the 2027 Notes was recorded at carrying value in the Consolidated balance sheets. The carrying value of the 2027 Notes reflected the balance of the unamortized discount related to the value of the conversion feature assessed at inception and did not approximate fair value as of December 31, 2023. The 2027 Notes were classified as Level 2, and based on unadjusted quoted prices in the active market obtained from third-party pricing services, the Company determined that the estimated fair value of the 2027 Notes was $395.6 million as of December 31, 2023, and was primarily affected by fluctuations in market interest rates and the price of the Company's Common Stock.

At the Special Meeting of stockholders of the Company, held on February 26, 2021, our stockholders approved the issuance of the maximum number of shares of Common Stock issuable upon conversion of the 2027 Notes. As a result, the conversion option can be share-settled in full. The Company concluded that as of February 26, 2021, the conversion option qualified for equity classification and the bifurcated derivative liability no longer needed to be accounted for as a separate derivative on a prospective basis from the date of reassessment. As of February 26, 2021, the fair value of the conversion option of $316.2 million was reclassified to Equity as Additional paid-in capital. Any remaining debt discount that arose at the date of debt issuance from the original bifurcation will continue to be amortized through interest expense.

As of February 26, 2021, the date of reassessment, the estimated fair value of the derivative liability for the embedded conversion feature was $316.2 million which was reported within Convertible debt in the Consolidated balance sheets. The increase in the fair value of the derivative liability of $126.6 million at the date of reassessment and reclassification to Equity was due to the increase in our stock price, partially offset by the increase in the discount rate, and was recorded in earnings for the year ended December 31, 2021. The loss due to the revaluation of the derivative is not deductible for tax purposes. The assumptions used to determine the fair value as of February 26, 2021 were:

	February 26, 2021
Annual volatility	70.0 %
Discount rate	12.2 %
Stock price	$ 4.95

The fair value of the equity component was classified as Level 3 because it was measured at fair value using a binomial lattice model using assumptions based on market information and historical data, and significant unobservable inputs. As of each of December 31, 2023 and December 31, 2022, the amount of the conversion feature recorded in Additional paid-in capital was $279.6 million.

The unamortized original issue discount and deferred financing costs will be amortized over the remaining contractual life of the 2027 Notes. For the years ended December 31, 2023 and 2022, the Company recognized interest expense of $29.1 million and $29.1 million, respectively, and paid cash interest of $29.1 million and $29.1 million, respectively. For the years ended December 31, 2023 and 2022, the Company recognized amortization of original issue discount of $13.4 million and $12.1 million, respectively, and amortization of deferred financing costs of $0.3 million and $0.3 million, respectively. The effective interest rate on the liability component of the 2027 Notes was 10.5% as of both December 31, 2023 and December 31, 2022.

For the year ended December 31, 2023, no shares were issued upon conversion, exercise, or satisfaction of the required conditions. Refer to Note 12 — Supplemental equity and other information for details on the convertible debt's impact to diluted earnings per share under the if-converted method.

Senior Convertible Notes due 2024

The $3.3 million principal value of the remaining 4.75% convertible senior notes due April 15, 2024 (the "2024 Notes") outstanding is reported within the Current portion of long-term debt in the December 31, 2023 Consolidated balance sheet. As of December 31, 2023, the effective interest rate on the 2024 Notes was 6.05%. As of December 31, 2023 and 2022, the 2024 Notes were recorded at carrying value, which approximated fair value, in the Consolidated balance sheets and were classified as Level 2.

Future debt obligation payments

Future debt obligation payments for the year ended December 31, are as follows:

In millions	Principal payments
2024	$ 63.8
2025	60.5
2026	521.0
2027	485.3
2028 and thereafter	—
Total debt obligations	$ 1,130.6

NOTE 9 — Pensions and other postretirement benefit plans

We, along with our subsidiaries, sponsor various defined benefit retirement plans, including plans established under collective bargaining agreements. Our retirement plans include the Gannett Retirement Plan (the "GR Plan"), the Newsquest and Romanes Pension Schemes in the U.K. (the "U.K. Pension Plans"), the Newspaper Guild of Detroit Pension Plan, the George W. Prescott Publishing Company Pension Plan (the "GWP Plan") and the Times Publishing Company Defined Benefit Pension Plan (the "TPC Plan"). The GWP Plan was amended to freeze all future benefit accruals by December 31, 2008, except for a select group of union employees whose benefits were frozen in 2009, the GR Plan was amended to freeze all future benefit accruals by August 1, 2008, except for a select group of unions and the TPC Plan was frozen as of May 31, 2007, prior to the Company's acquisition of the TPC Plan.

The Company also maintains several postretirement medical and life insurance plans which cover certain employees. We also provide health care and life insurance benefits to certain retired employees who meet age and service requirements. Most of our retirees contribute to the cost of these benefits and retiree contributions are increased as actual benefit costs increase. The cost of providing retiree health care and life insurance benefits is actuarially determined. Our policy is to fund benefits as claims and premiums are paid. We use a December 31 measurement date for these plans.

The following table presents the change in the projected benefit obligation for the years ended December 31:

	Pension benefits		Postretirement benefits	
In thousands	2023	2022	2023	2022
Projected benefit obligation at beginning of period	$ 1,642,180	$ 3,003,324	$ 47,043	$ 64,038
Service cost	1,366	1,754	40	77
Interest cost	84,449	71,733	2,334	1,770
Change in prior service cost	—	—	(3,307)	—
Actuarial loss (gain)	21,769	(724,223)	109	(14,092)
Foreign currency translation	33,973	(107,930)	—	—
Benefits and expenses paid	(125,692)	(147,640)	(4,500)	(4,750)
Pension settlement	—	(454,838)	—	—
Projected benefit obligation at end of period	$ 1,658,045	$ 1,642,180	$ 41,719	$ 47,043

The following table presents the change in the fair value of plan assets for the years ended December 31, and the plans' funded status at December 31:

	Pension benefits		Postretirement benefits	
In thousands	2023	2022	2023	2022
Fair value of plan assets at beginning of period	$ 1,720,810	$ 3,218,953	$ —	$ —
Actual return on plan assets	150,371	(792,302)	—	—
Employer contributions	1,441	18,140	4,500	4,750
Pension settlement	—	(454,838)	—	—
Benefits paid	(125,692)	(147,640)	(4,500)	(4,750)
Foreign currency translation	36,968	(121,503)	—	—
Fair value of plan assets at end of period	$ 1,783,898	$ 1,720,810	$ —	$ —
Funded status at end of period	125,853	78,630	(41,719)	(47,043)
Unrecognized actuarial loss (gain)	90,813	118,914	(13,555)	(16,154)
Unrecognized prior service cost	1,581	1,561	(2,738)	—
Net prepaid (accrued) benefit cost	218,247	199,105	(58,012)	(63,197)

Amounts recognized in the Consolidated balance sheets at December 31, are listed below:

	Pension benefits		Postretirement benefits	
In thousands	2023	2022	2023	2022
Other assets	$ 131,881	$ 87,909	$ —	$ —
Accounts payable and accrued liabilities	282	332	4,804	5,280
Pension and other postretirement benefit obligations	5,746	8,947	36,915	41,763
Accumulated other comprehensive (loss) income	(92,394)	(120,475)	16,293	16,154
Net prepaid (accrued) benefit cost	$ 218,247	$ 199,105	$ (58,012)	$ (63,197)

Accumulated pension benefit obligations were $1.7 billion and $1.6 billion as of December 31, 2023 and 2022, respectively. For the Funded plans, the fair value of plan assets exceeds both the projected benefit obligation and accumulated benefit obligation. For the Underfunded plans, the projected benefit obligation and accumulated benefit obligation exceed the fair value of plan assets. The following table presents information about funded and underfunded pension plans at December 31:

	Funded plans		Underfunded plans	
In thousands	2023	2022	2023	2022
Projected benefit obligation	$ 1,602,112	$ 1,584,658	$ 55,933	$ 57,522
Accumulated benefit obligation	1,601,306	1,583,793	55,933	57,522
Fair value of plan assets	1,733,993	1,672,568	49,905	48,242

Net periodic benefit cost and amounts recognized in Other comprehensive income (loss)

The combined net pension and postretirement expense (benefit) recognized in the Consolidated statements of operations and comprehensive income (loss) was $8.0 million, $57.1 million, and $93.2 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The following table presents the components of net periodic benefit cost and amounts recognized in Other comprehensive income (loss) at December 31, 2023, 2022, and 2021:

	Pension benefits			Postretirement benefits		
In thousands	2023	2022	2021	2023	2022	2021
Components of net periodic benefit cost:						
Operating expenses:						
Service cost - benefits earned during the period	$ 1,366	$ 1,754	$ 2,064	$ 40	$ 77	$ 89
Non-operating expenses:						
Interest cost on benefit obligations	84,449	71,733	68,139	2,334	1,770	1,758
Expected return on plan assets	(95,358)	(131,295)	(165,390)	—	—	—
Amortization of actuarial loss (gain)	2,185	89	152	(2,490)	(589)	(88)
Amortization of prior service costs	67	66	—	(569)	—	—
Pension settlement gain	—	(727)	—	—	—	—
Other adjustment	—	—	72	—	—	—
Total non-operating (benefit) expense	(8,657)	(60,134)	(97,027)	(725)	1,181	1,670
Total (benefit) expense for retirement plans	$ (7,291)	$ (58,380)	$ (94,963)	$ (685)	$ 1,258	$ 1,759
Other changes in plan assets and benefit obligations recognized in Other comprehensive income (loss):						
Net actuarial (gain) loss	$ (33,244)	$ 199,374	$ (5,875)	$ 109	$ (14,092)	$ (7,936)
Amortization of net actuarial (loss) gain	(2,185)	(89)	(152)	2,490	589	88
Change in prior service cost	—	—	—	(3,307)	—	—
Amortization of prior service costs	(67)	(66)	—	569	—	—
Other adjustment	6,805	(5,283)	387	—	—	—
(Gain) loss recognized in Other comprehensive income (loss)	$ (28,691)	$ 193,936	$ (5,640)	$ (139)	$ (13,503)	$ (7,848)

Assumptions

The following assumptions were used in connection with the Company's actuarial valuation of its pension plans and postretirement benefit obligations at December 31:

	Pension benefits		Postretirement benefits	
	2023	**2022**	**2023**	**2022**
Weighted average discount rate	5.1 %	5.4 %	5.4 %	5.7 %
Rate of increase in future compensation levels [a]	2.0 %	2.0 %	N/A	N/A
Current year medical trend	N/A	N/A	6.3 %	6.5 %
Ultimate year medical trend	N/A	N/A	4.5 %	4.5 %
Year of ultimate trend	N/A	N/A	2031	2031

[a] Relates only to the Newspaper Guild of Detroit defined benefit pension plans.

The following assumptions were used to calculate the net periodic benefit cost for the Company's pension plans and postretirement benefit obligations at December 31, 2023, 2022, and 2021:

	Pension benefits			Postretirement benefits		
	2023	**2022**	**2021**	**2023**	**2022**	**2021**
Weighted average discount rate	5.4 %	3.8 %	2.2 %	5.7 %	3.0 %	2.6 %
Rate of increase in future compensation levels [a]	2.0 %	2.0 %	2.0 %	N/A	N/A	N/A
Weighted average expected return on assets	5.7 %	4.8 %	5.3 %	N/A	N/A	N/A
Current year medical trend	N/A	N/A	N/A	6.5 %	6.0 %	6.0 %
Ultimate year medical trend	N/A	N/A	N/A	4.5 %	4.5 %	4.5 %
Year of ultimate trend	N/A	N/A	N/A	2031	2028	2028

[a] Relates only to the Newspaper Guild of Detroit defined benefit pension plans.

To determine the expected long-term rate of return on pension plan assets, the Company considers the current and expected asset allocations as well as historical and expected returns on various categories of plan assets, input from the actuaries and investment consultants, and long-term inflation assumptions. The expected allocation of pension plan assets is based on a diversified portfolio consisting of domestic and international equity securities and fixed income securities. This expected return is then applied to the fair value of plan assets. The Company amortizes experienced gains and losses, including the effects of changes in actuarial assumptions and plan provisions, over a period equal to the average future service of plan participants or over the average remaining life expectancy of inactive participants. The Company updates the estimates used to measure the defined benefit pension assets and obligations annually or upon a remeasurement event.

The fiduciaries of the pension plans set investment policies and strategies for the pension trusts. Objectives include preserving the funded status of the plan and balancing risk against return.

The weighted average target asset allocation of our plans for 2024 and allocations at the end of 2023 and 2022, by asset category, are presented in the table below:

	Target allocation	Allocation of plan assets	
	2024	**2023**	**2022**
Equity securities	22%	24%	16%
Debt securities	62%	57%	60%
Alternative investments[a]	16%	19%	24%
Total	100%	100%	100%

[a] Alternative investments include real estate, private equity and hedge funds.

Purchase of pension annuity contract

On August 31, 2022, Gannett Media Corp., a wholly-owned subsidiary of the Company, as sponsor of the GR Plan, entered into an agreement pursuant to which the GR Plan used a portion of its assets to purchase annuities from two insurance companies (the "Insurers") and transferred approximately $450 million of the GR Plan's pension liabilities and related pension assets. As of August 31, 2022, this agreement irrevocably transferred to the Insurers future GR Plan benefit obligations for certain U.S. retirees and beneficiaries ("Participants") beginning with payments due to the Participants on November 1, 2022 (the "Effective Date") and Gannett Media Corp. has no financial responsibility for the Participants' benefits on or after such date. As of the Effective Date, the Insurers assumed responsibility for administrative and customer service support, including distribution of payments to the Participants. Participants' benefits were not reduced as a result of this transaction. As a result of this transaction, we were required to remeasure the related plan benefit obligations and assets as of August 31, 2022 reflecting the use of an updated discount rate. The plan remeasurement resulted in a decrease of $99.9 million to our net funded pension obligation, which included a decrease in benefit obligation of $281.8 million (primarily due to an increase in the discount rate from 2.95% at January 1, 2022 to 5.05%) and an incremental decrease in plan assets of $381.7 million. In addition, we recognized a noncash pension settlement gain of $0.7 million ($0.5 million after tax) for the GR Plan for the year ended December 31, 2022, which represented the accelerated recognition of actuarial gains that were included in accumulated other comprehensive income (loss) within stockholders' equity.

Contributions

We are contractually obligated to contribute to our pension and postretirement benefit plans. During the year ended December 31, 2023, we contributed $1.4 million and $4.5 million to our pension and other postretirement plans, respectively. Beginning with the quarter ended December 31, 2022, and ending with the quarter ending September 30, 2024, the GR Plan's appointed actuary has and will certify the GR Plan's funded status for each quarter (the "Quarterly Certification") in accordance with U.S. GAAP. If the GR Plan is less than 100% funded, the Company will make a $1.0 million contribution to the GR Plan no later than 60 days following the receipt of the Quarterly Certification, provided, however, that the Company's obligation to make additional contractual contributions will terminate the earlier of (a) the day following the date that a contractual contribution would be due for the quarter ending September 30, 2024, and (b) the date the Company has made a total of $5.0 million of contractual contributions subsequent to June 30, 2022. As of December 31, 2023, the GR Plan was more than 100% funded.

Future contributions to our pension and postretirement benefit plans, which we are contractually obligated to contribute, are estimated to be $13.0 million in 2024. Contributions beyond 2024 are not estimated due to uncertainties regarding significant assumptions involved in estimating these contributions, such as interest rate levels, as well as the amount and timing of invested asset returns. These future contributions do not include additional contributions which may be required to meet Internal Revenue Service ("IRS") minimum funding standards as these contributions are subject to uncertainties regarding significant assumptions involved in their estimation such as interest rate levels as well as the amount and timing of invested asset returns.

Estimated future benefit payments

We estimate making the following benefit payments, which reflect expected future service:

In thousands		Pension benefits		Postretirement benefits
2024	$	139,335	$	4,932
2025		137,694		4,663
2026		135,636		4,395
2027		136,027		4,144
2028		130,738		3,894
Thereafter		563,088		16,151

The amounts above exclude the participants' share of the benefit cost. We expect no subsidy benefits for 2024 and beyond.

Multiemployer plans

The Company is a participant in six multiemployer pension plans covering certain employees with collective bargaining agreements ("CBAs"). The risks of participating in these multiemployer plans are different from single-employer plans in the following aspects:

- The Company plays no part in the management of plan investments or any other aspect of plan administration;
- Assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers;

- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and
- If the Company chooses to stop participating in some of its multiemployer plans, the Company may be required to pay those plans in an amount based on the unfunded status of the plan, referred to as withdrawal liability.

The Company's participation in these plans for the year ended December 31, 2023, is outlined in the table below. The "EIN/Pension Plan Number" column provides the Employee Identification Number ("EIN") and the three-digit plan number. Unless otherwise noted, the two most recent Pension Protection Act zone statuses available are for the plans for the years ended December 31, 2023, and 2022, respectively. The zone status is based on information the Company received from the plan and is certified by the plan's actuary. Among other factors, plans in the red zone are generally less than 65% funded; plans in the orange zone are both (i) less than 80% funded and (ii) have an accumulated/expected funding deficiency in any of the next six plan years, net of any amortization extensions; plans in the yellow zone meet either one of the criteria mentioned in the orange zone; and plans in the green zone are at least 80% funded. The "FIP/RP Status Pending/Implemented" column indicates plans for which a financial improvement plan ("FIP") or a rehabilitation plan ("RP") is either pending or has been implemented. The last column lists the expiration date(s) of the collective-bargaining agreement(s) to which the plans are subject. The Company makes all required contributions to these plans as determined under the respective CBAs. For each of the plans listed below, the Company's contribution represented less than 5% of total contributions to the plan.

Pension Plan Name	EIN/Plan number	Zone status Year Ended		FIP/RP status pending/ implemented	Contributions (In thousands)			Surcharge imposed	Expiration dates of CBAs
		December 31, 2023	December 31, 2022		2023	2022	2021		
CWA/ITU Negotiated Pension Plan	13-6212879/001	Red	Red	Implemented	$ 255	$ 276	$ 369	No	March 30, 2024 and April 25, 2024
GCIU—Employer Retirement Benefit Plan[a]	91-6024903/001	Red	Red	Implemented	41	42	63	No	4/25/2024
The Newspaper Guild International Pension Plan[a]	52-1082662/001	Red	Red	Implemented	14	15	12	No	10/6/2021
IAM National Pension Plan[a] [b]	51-6031295/002	Red	Red	Implemented	147	177	188	Yes	January 6, 2024 and January 8, 2024
Teamsters Pension Trust Fund of Philadelphia and Vicinity[a]	23-1511735/001	Green as of Apr. 30, 2023	Green as of Apr. 29, 2022	N/A	965	1,249	1,098	N/A	6/2/2022
Central Pension Fund of the International Union of Operating Engineers and Participating Employers[a]	36-6052390/001	Green	Green	N/A	58	56	59	N/A	1/9/2024
Total					$1,480	$1,815	$1,789		

[a] This plan has elected to utilize special amortization provisions provided under the Preservation of Access to Care for Medicare Beneficiaries and Pension Relief Act of 2010.
[b] The trustees of this plan have voluntarily elected to put the fund in critical status to strengthen its funding position.

As of December 31, 2023, the total unpaid balance for the Company's withdrawal liabilities was approximately $35.1 million, which are payable over 15.2 years.

Defined contribution plans

Employees are immediately eligible to participate in the Gannett Media Corp. 401(k) Savings Plan (the "Gannett 401(k) Plan") and can elect to save up to 75% of compensation on a pre-tax basis, subject to IRS limitations. Effective January 1, 2021, employees covered under collective bargaining agreements are eligible to participate in the Gannett 401(k) Plan only if participation has been bargained, unless previously eligible in the New Media Investment Group Inc. Retirement Savings Plan (the "New Media 401(k) Plan"). The plan's matching formula is 100% of the first 4% of employee contributions and 50% on the next 2% of employee contributions. Matching contributions to the Gannett 401(k) Plan, with the exception of certain employees covered under collective bargaining agreements, were suspended in August 2020. Beginning on July 4, 2021 or July 5, 2021 (as applicable) matching contributions to the Gannett 401(k) Plan were reinstated with eligible pay. In addition, in October 2022, matching contributions to the Gannett 401(k) Plan, with the exception of certain employees covered under collective bargaining agreements, were suspended and have not resumed. For the years ended December 31, 2023, 2022, and 2021, the Company's matching contributions were $0.8 million, $13.5 million, and $8.2 million, respectively.

NOTE 10 — Fair value measurement

In accordance with ASC 820, "Fair Value Measurement," fair value measurements are required to be disclosed using a three-tiered fair value hierarchy which distinguishes between assumptions based on market data (observable inputs) and the Company's own assumptions (unobservable inputs). Level 1 refers to fair values determined based on quoted prices in active markets for identical assets or liabilities, Level 2 refers to fair values estimated using significant other observable inputs and Level 3 includes fair values estimated using significant unobservable inputs.

As of December 31, 2023, and 2022, assets and liabilities recorded at fair value and measured on a recurring basis primarily consist of pension plan assets. As permitted by U.S. GAAP, we use net asset values ("NAV") as a practical expedient to determine the fair value of certain investments. These investments measured at NAV have not been classified in the fair value hierarchy.

The Company's debt is recorded on the Consolidated balance sheets at carrying value. Refer to Note 8 — Debt for additional discussion regarding fair value of the Company's debt instruments.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). Assets held for sale (Level 3) are measured on a nonrecurring basis and are evaluated using executed purchase agreements, letters of intent or third-party valuation analyses when certain circumstances arise. The Company had assets held for sale of $0.2 million and $8.4 million as of December 31, 2023 and 2022, respectively. Any resulting asset impairment from the Company's annual goodwill and indefinite-lived intangible impairment assessment would require that the asset be recorded at its fair value. The resulting fair value measurements of the assets are considered to be Level 3 measurements. Refer to Note 6 — Goodwill and intangible assets for additional discussion regarding the annual impairment assessment.

The following table sets forth by level, within the fair value hierarchy, the fair values of assets related to the following pension plans: the (i) GWP Plan, (ii) TPC Plan, (iii) GR Plan, (iv) U.K. Pension Plans and (v) Newspaper Guild of Detroit Pension Plan as of December 31, 2023:

Pension Plan Assets and Liabilities as of December 31, 2023

In thousands		Level 1		Level 2		Level 3		Total
Assets:								
Cash and cash equivalents	$	11,524	$	1,899	$	—	$	13,423
Corporate common stock		98,309		—		—		98,309
Corporate and government bonds		—		253,403		—		253,403
Real estate		—		—		133,503		133,503
Mutual funds		22,764		—		—		22,764
Exchange traded funds		21,050		—		—		21,050
Interest in common/collective trusts:								
Equities		—		296,624		—		296,624
Fixed income		—		691,479		—		691,479
Partnership/joint venture interests		—		—		169,932		169,932
Hedge funds		—		—		48,695		48,695
Total plan assets at fair value excluding those measured at NAV	$	153,647	$	1,243,405	$	352,130	$	1,749,182
Instruments measured at NAV using the practical expedient:								
Real estate funds								9,576
Interest in common/collective trusts - fixed income								23,396
Partnerships/joint ventures								3,213
Total plan assets at fair value							$	1,785,367
Liabilities:								
Other liabilities	$	(1,469)	$	—	$	—	$	(1,469)
Total plan liabilities at fair value	$	(1,469)	$	—	$	—	$	(1,469)

The following table sets forth a summary of changes in the fair value of the Level 3 pension plan assets for the year ended December 31, 2023:

In thousands	Balance at beginning of year	Actual return on plan assets Relating to assets still held at report date	Actual return on plan assets Relating to assets sold during the period	Purchases	Sales	Settlements	Balance at end of year
Assets:							
Real estate	$ 132,593	$ 2,683	$ —	$ 13	$ (1,786)	$ —	$ 133,503
Partnership/joint venture interests	166,184	4,164	—	30,714	(25,917)	(5,213)	169,932
Hedge funds	63,054	3,141	—	—	—	(17,500)	48,695
Other assets	2	—	—	—	—	(2)	—
Total assets	$ 361,833	$ 9,988	$ —	$ 30,727	$ (27,703)	$ (22,715)	$ 352,130
Liabilities:							
Other liabilities	$ 2,008	$ —	$ —	$ —	$ —	$ (2,008)	$ —

There were no transfers between Levels 1 and 2 for the year ended December 31, 2023.

The following table sets forth by level, within the fair value hierarchy, the fair values of assets and liabilities related to the following pension plans: the (i) GWP Plan, (ii) TPC Plan, (iii) GR Plan, (iv) U.K. Pension Plans and (v) the Newspaper Guild of Detroit Pension Plan as of December 31, 2022:

Pension Plan Assets and Liabilities as of December 31, 2022[a]

In thousands	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 11,133	$ 1,660	$ —	$ 12,793
Corporate common stock	111,351	—	—	111,351
Corporate and government bonds	—	246,555	—	246,555
Real estate	—	—	132,593	132,593
Mutual funds	24,346	—	—	24,346
Exchange traded funds	18,494	—	—	18,494
Interest in common/collective trusts:				
Equities	—	252,718	—	252,718
Fixed income	—	614,718	—	614,718
Partnership/joint venture interests	—	—	166,184	166,184
Hedge funds	—	—	63,054	63,054
Other assets	—	—	2	2
Total plan assets at fair value, excluding those measured at NAV	$ 165,324	$ 1,115,651	$ 361,833	$ 1,642,808
Assets measured at NAV using the practical expedient:				
Real estate funds				12,415
Interest in common/collective trusts - fixed income				21,547
Partnership/joint venture interests				48,927
Total plan assets at fair value				$ 1,725,697
Liabilities:				
Other liabilities	$ (2,381)	$ (498)	$ (2,008)	$ (4,887)
Total plan liabilities at fair value	$ (2,381)	$ (498)	$ (2,008)	$ (4,887)

[a] Certain reclassifications have been made to the 2022 table above to conform to classifications used in the current year. These reclassifications had no impact on the leveling of assets or liabilities within the table nor on the total plan assets or liabilities held at fair value as of December 31, 2022.

The following table sets forth a summary of changes in the fair value of the Level 3 pension plan assets and liabilities for the year ended December 31, 2022:

		Actual return on plan assets					
In thousands	Balance at beginning of year	Relating to assets still held at report date	Relating to assets sold during the period	Purchases	Sales	Settlements	Balance at end of year
Assets:							
Real estate	$ 150,589	$ (29,890)	$ —	$ 18,819	$ (6,925)	$ —	$ 132,593
Partnership/joint venture interests	186,817	(9,315)	—	37,712	(31,648)	(17,382)	166,184
Hedge funds	100,828	2,226	—	—	—	(40,000)	63,054
Other assets	2	—	—	—	—	—	2
Total assets	$ 438,236	$ (36,979)	$ —	$ 56,531	$ (38,573)	$ (57,382)	$ 361,833
Liabilities:							
Other liabilities	$ 2,008	$ —	$ —	$ —	$ —	$ —	$ 2,008

There were no transfers between Levels 1 and 2 for the year ended December 31, 2022.

Valuation methodologies used for pension plan assets and liabilities measured at fair value are as follows:
- Corporate common stock is valued primarily at the closing price reported on the active market on which the individual securities are traded;
- Corporate bonds are a type of debt security issued by a corporation and are primarily valued using trades or quotes in secondary markets for that specific issue or similar security;
- Investments in direct real estate in the U.K. have been valued by an independent qualified valuation professional in the U.K. using a valuation approach that capitalizes any current or future income streams at an appropriate multiplier.

Investments in real estate funds are mainly valued utilizing the net asset valuations provided by the underlying private investment companies or through proprietary models with varying degrees of complexity;

- Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held are open ended funds that are registered with the SEC. These funds are required to publish their NAV and to transact at that price. The mutual funds held are deemed to be actively traded;
- Exchange traded funds are valued at the closing price reported on the active market on which the individual securities are traded;
- Interests in common/collective trusts are primarily equity and fixed income investments valued using the NAV provided by the administrator of the underlying fund available daily to the administrator of the respective plan. Where the daily NAV is not provided, interests in common/collective trusts are valued either through the use of a NAV as provided monthly by the fund family or fund company or through proprietary models with varying degrees of complexity. Shares in the common/collective trusts are generally redeemable upon request;
- Investments in partnerships and joint venture interests classified in Level 3 are valued considering items such as expected cash flows, changes in market outlook and subsequent rounds of financing. These investments are included in Level 3 of the fair value hierarchy because exit prices tend to be unobservable and reliance is placed on the above methods. Most of the partnerships are general leveraged buyout funds, others include a venture capital fund, a fund formed to invest in special credit opportunities, an infrastructure fund and a real estate fund. Interest in partnership investments could be sold on the secondary market but cannot be redeemed. Instead, distributions are received as the underlying assets of the funds are liquidated. As of both December 31, 2023 and 2022, there were $3.3 million and $4.0 million, respectively, in unfunded commitments related to partnership/joint venture interests. One of the investments in partnerships and joint venture interests represents a limited partnership commingled fund valued using the NAV as reported by the fund manager; and
- Investments in hedge funds consist of hedge funds whose strategy is to produce a return uncorrelated with market movements. This fund is classified as a Level 3 because its valuation is derived from unobservable inputs. Shares in the hedge funds are generally redeemable twice a year or on the last business day of each quarter with at least 60 days written notice subject to a potential 5% holdback.

We review appraised values, audited financial statements and additional information to evaluate fair value estimates from our investment managers and/or fund administrator.

NOTE 11 — Income taxes

The components of Loss before income taxes consist of the following:

		Year ended December 31,				
In thousands		2023		2022		2021
Domestic	$	(55,073)	$	(121,840)	$	(152,796)
Foreign		48,908		44,934		64,875
Loss before income taxes	$	(6,165)	$	(76,906)	$	(87,921)

The Provision for income taxes consists of the following:

		Year ended December 31,				
In thousands		2023		2022		2021
Current:						
Federal	$	(311)	$	(3,579)	$	579
State and local		1,705		804		1,180
Foreign		8,821		1,575		1,521
Total current		10,215		(1,200)		3,280
Deferred:						
Federal		6,436		(692)		27,842
State and local		399		(5,868)		1,663
Foreign		4,679		9,109		15,465
Total deferred		11,514		2,549		44,970
Provision for income taxes	$	21,729	$	1,349	$	48,250

The Provision for income taxes varies from the federal statutory tax rate as a result of the following differences:

	Year ended December 31,		
In percentage	2023	2022	2021
Federal statutory tax rate	21.0 %	21.0 %	21.0 %
(Increase) decrease in taxes resulting from:			
State and local income taxes, net of federal benefit	3.6	6.0	(3.0)
Debt refinancing	—	—	(30.2)
Change in valuation allowance	(130.0)	(30.9)	(40.6)
Foreign tax rates differences	(9.2)	0.4	0.8
Non-deductible parking	(2.5)	(0.2)	(0.3)
Non-deductible meals, entertainment	(12.8)	(0.9)	(0.9)
Gain (loss) on foreign exchange rate	2.4	0.4	(0.2)
Stock compensation windfall/(shortfall)	(24.2)	(0.2)	(0.2)
Partnership permanent differences	(2.0)	(0.1)	—
Tegna indemnification release	(2.8)	(0.7)	(0.4)
Foreign entities loss adjustments	(1.3)	(1.6)	(0.5)
Newsquest permanent differences	(7.6)	(0.1)	3.2
Nondeductible compensation	(13.4)	(2.3)	(0.4)
Provision to return and deferred tax adjustments	(45.1)	5.4	(4.9)
Capital loss carryforward	—	—	(1.6)
Paycheck Protection Program Loan forgiveness	—	—	3.8
Global intangible low-taxed income	(112.7)	(4.6)	(5.8)
Branch income	5.4	1.2	1.6
Profit on non-qualifying land and buildings	0.2	0.1	2.4
Uncertain tax positions	(134.5)	(2.6)	(8.6)
Deduction for interest expense	102.7	8.5	8.4
Other expenses	10.3	(0.6)	1.5
Effective tax rate	NM	(1.8)%	NM

NM indicates not meaningful.

Our effective tax rate for the year ended December 31, 2023 was not meaningful. The tax provision for 2023 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion from our U.K. operations, nondeductible compensation, and state and local tax expense, partially offset by the benefit from the pre-tax book loss.

Our effective tax rate for the year ended December 31, 2022 was negative 1.8%. The tax provision for 2022 was primarily impacted by the valuation allowances on non-deductible U.S. interest expense carryforwards, the global intangible low-taxed income inclusion, the release of uncertain tax positions in the U.S., and the reduction in the blended state tax rate, which were offset by the tax benefit of the pre-tax book loss.

Recent U.S. and international tax legislation

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "Inflation Reduction Act"), which includes, among other provisions, changes to the U.S. corporate income tax system, including a 15% minimum tax based on "average adjusted financial statement income" exceeding $1 billion for any three consecutive years preceding the tax year and a 1% excise tax on net repurchases of stock in excess of $1 million after December 31, 2022. During the year ended December 31, 2023, we did not experience a material financial impact from the Inflation Reduction Act. We do not anticipate a material financial impact from the Inflation Reduction Act during 2024.

We are subject to income taxes and various other taxes in the U.S. and in many foreign jurisdictions; therefore, changes in both domestic and international tax laws or regulations have affected and may affect our effective tax rate, results of operations, and cash flows. The Organization for Economic Co-operation and Development (the "OECD")/G20 Inclusive Framework on

Base Erosion and Profit Shifting has agreed on a two-pillar approach to address tax challenges arising from the digitalization of the global economy by (i) allocating profits to market jurisdictions ("Pillar One") and (ii) ensuring multinational enterprises pay a minimum level of tax regardless of where the headquarters are located or the jurisdictions in which the company operates ("Pillar Two"). Pillar One targets multinational groups with global revenue exceeding €20 billion and a profit-to-revenue ratio of more than 10%. Companies subject to Pillar One will be required to allocate profits and pay taxes to market jurisdictions. Based on the current proposed revenue and profit thresholds, we do not expect to be subject to tax changes associated with Pillar One. Pillar Two focuses on global profit allocation and a global minimum tax rate. In December 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15%, as established by the OECD Pillar Two Framework that was supported by over 130 countries worldwide. The EU Pillar Two Directive became effective on January 1, 2024.

The U.K. has enacted legislation to implement the OECD's Pillar Two rules with the passing of Finance (No.2) Act 2023. The legislation introduces a global minimum effective tax rate of 15% by implementing a domestic top-up tax and a multinational top-up tax for U.K. multinational corporations effective January 1, 2024. Other countries are also actively considering changes to their tax laws to adopt certain parts of the OECD's proposals. We do not expect that Pillar Two will have a material impact on the Consolidated financial statements.

The tax effects of each type of temporary differences and carryforwards that give rise to significant portions of our deferred tax assets and deferred tax liabilities are presented below:

	December 31,	
In thousands	**2023**	**2022**
Deferred tax liabilities:		
Fixed assets	$ (5,565)	$ (13,850)
Right of use asset	(60,384)	(61,366)
Convertible debt	(18,441)	(22,808)
Pension and other postretirement benefit obligations	(8,388)	—
Definite and indefinite lived intangible assets	(20,457)	(32,197)
Total deferred tax liabilities	$ (113,235)	$ (130,221)
Deferred tax assets:		
Accrued compensation costs	12,900	15,507
Accrued liabilities	14,676	15,837
Disallowed interest	115,030	103,012
Goodwill	3,200	6,605
Pension and other postretirement benefit obligations	—	7,671
Partnership investments	4,231	4,491
Loss carryforwards	224,505	248,516
Lease liabilities	58,828	61,511
Other	27,000	22,309
Total deferred tax assets	$ 460,370	$ 485,459
Less: Valuation allowances	(312,038)	(300,059)
Total net deferred tax assets	$ 148,332	$ 185,400
Net deferred tax assets	$ 35,097	$ 55,179

In assessing the realizability of deferred tax assets, management considered whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. During the year ended December 31, 2023, the Company recorded an additional $12.0 million of valuation allowances against its deferred tax assets. The net increase in the valuation allowance was primarily due to changes in the U.S. disallowed interest expense carryforward of $12.0 million, a decrease of $4.7 million related to foreign valuation allowances, an increase related to currency translation adjustments of $3.0 million and other increases in the valuation allowance of $1.7 million. The Company considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for deferred tax assets was needed. The Company reached the conclusion it was appropriate to record a valuation allowance against a portion of its federal deferred tax assets in light of available evidence. We relied on evidence shown by reversing taxable temporary differences, as well as expectations of future taxable income with the appropriate tax character.

During the year ended December 31, 2022, the Company recorded an additional $25.7 million of valuation allowances against its deferred tax assets. The increase in the valuation allowance is primarily due to increases in the U.S. disallowed interest expense carryforward, increases related to acquisitions, and decreases related to currency translation adjustment. The Company continues to maintain its existing valuation allowance against net deferred tax assets in many of its state and foreign jurisdictions as it is not believed to be more likely than not that its deferred tax assets will be realized in such jurisdictions.

The following table summarizes the activity related to our valuation allowance for deferred tax assets for the year ended December 31, 2023 *(In thousands)*:

Balance at beginning of period	Additions/ (reductions) charged to expenses	Additions/ (reductions) for acquisitions/ dispositions	Other additions to (deductions from) reserves	Foreign currency translation	Balance at end of period
$ 300,059	$ 9,024	$ —	$ —	$ 2,954	$ 312,037

The aforementioned valuation allowance relates to indefinite-lived intangible assets, nondeductible interest expense carryforwards, capital losses, state and foreign net operating losses and other tax attributes.

As of December 31, 2023, the Company had $444.5 million of Federal net operating loss ("NOL") carryforwards, $478.3 million of Federal disallowed business interest expense carryforwards, $1.088 billion of apportioned state NOL carryforwards and $203.9 million of foreign net NOL carryforwards. Additionally, as of December 31, 2023, the Company had $6.0 million of other business tax credits, $0.3 million of foreign tax credits, $4.9 million of state credits and $43.8 million of foreign capital loss carryforwards. The Federal NOL carryforwards begin to expire in 2033 and the state NOL carryforwards began to expire in 2023. The foreign NOLs begin to expire in 2030. The tax credits begin to expire in 2024. A portion of the NOLs are subject to the limitations of the Internal Revenue Code Section 382. This section provides limitations on the availability of NOL carryforwards to offset income if a corporation undergoes an "ownership change," generally defined as a greater than 50% change in equity ownership over a three-year period. The most recent analysis of our historical ownership change was completed through December 31, 2023. Based on the analysis, we do not anticipate a current limitation on tax attributes.

The following table summarizes the activity related to unrecognized tax benefits, excluding the federal tax benefit of state tax deductions:

	Year ended December 31,		
In thousands	**2023**	**2022**	**2021**
Change in unrecognized tax benefits:			
Balance at beginning of year	$ 43,697	$ 46,082	$ 40,885
Additions based on tax positions related to the current year	7,017	5,411	6,574
Additions for tax positions of prior years	1,327	—	607
Reductions for tax positions of prior years	(652)	(2,664)	(1,984)
Reductions due to lapsed statutes of limitations	(208)	(2,264)	—
Foreign currency translation	1,640	(2,868)	—
Balance at end of year	$ 52,821	$ 43,697	$ 46,082

At December 31, 2023, the Company's uncertain tax positions of $52.6 million, if recognized, would impact the effective tax rate. It is reasonably possible that the total amount of unrecognized tax benefits related to certain of the Company's uncertain tax positions could decrease by as much as $10 million to $16 million within the next twelve months as a result of ongoing audits, foreign judicial proceedings, lapses of statutes of limitations, or regulatory developments. The Company recognizes interest and penalties related to unrecognized tax benefits as a component of income tax expense. At December 31, 2023 and 2022, the accrual for uncertain tax positions included $4.6 million and $3.9 million of interest and penalties, respectively.

The Company files a federal consolidated income tax return for which the statute of limitations remains open for any year for which a net operating loss is utilized, which for the Company is the 2010 tax year and subsequent years. U.S. state jurisdictions have statute of limitations generally ranging from 3 to 6 years. On November 19, 2019, New Media Investment Group Inc. ("New Media") completed its acquisition of Gannett Co., Inc. (which was renamed Gannett Media Corp. and is referred to as "Legacy Gannett"). The federal income tax returns for calendar years 2015-2017 for Legacy Gannett are under federal audit. The U.K. income tax returns for calendar years 2018-2021 for Newsquest Capital Ltd. are under audit. The statute of limitations for the Company's U.K. income tax return remains open for tax years for 2021 and forward.

NOTE 12 — Supplemental equity and other information

Loss per share

The following table sets forth the information to compute basic and diluted loss per share:

		Year ended December 31,		
In thousands, except per share data		**2023**	**2022**	**2021**
Net loss attributable to Gannett	$	(27,791) $	(78,002) $	(134,962)
Basic weighted average shares outstanding		139,633	136,903	134,783
Diluted weighted average shares outstanding		139,633	136,903	134,783
Loss per share attributable to Gannett - basic	$	(0.20) $	(0.57) $	(1.00)
Loss per share attributable to Gannett - diluted	$	(0.20) $	(0.57) $	(1.00)

The Company excluded the following securities from the computation of diluted income per share because their effect would have been antidilutive:

		Year ended December 31,	
In thousands	**2023**	**2022**	**2021**
Warrants [a]	—	845	845
Stock options	6,068	6,068	6,068
Restricted stock grants [b]	8,608	8,616	9,854
2027 Notes [c]	97,057	97,057	98,168

[a] The warrants expired on November 26, 2023.
[b] Includes Restricted stock awards ("RSA"), Restricted stock units ("RSU") and Performance stock units ("PSU").
[c] Represents the total number of shares that would be convertible at December 31, 2023 and 2022 as stipulated in the 2027 Notes Indenture. The amount for the year ended December 31, 2021 reflects the adjustment for the weighted average impact of the repurchase of $11.8 million aggregate principal of 2027 Notes as described below.

The 2027 Notes may be converted at any time by the holders into cash, shares of the Company's Common Stock or any combination of cash and Common Stock, at the Company's election. In November 2021, the Company entered into separate, privately negotiated agreements with certain holders of our 2027 Notes and repurchased $11.8 million aggregate principal of outstanding 2027 Notes. Conversion of all of the 2027 Notes into Common Stock (assuming the maximum increase in the conversion rate as a result of a Make-Whole Fundamental Change but no other adjustments to the conversion rate), would result in the issuance of an aggregate of 287.2 million shares of Common Stock. The Company has excluded approximately 190.1 million shares from the loss per share calculation, representing the difference between the total number of shares that would be convertible at December 31, 2023 and the total number of shares issuable assuming the maximum increase in the conversion rate.

Share-based compensation

Share-based compensation expense was $16.6 million, $16.8 million, and $18.4 million for the years ended December 31, 2023, 2022, and 2021, respectively, and is included in Selling, general and administrative expenses on the Consolidated statements of operations and comprehensive income (loss). Total compensation cost not yet recognized related to non-vested awards as of December 31, 2023 was $15.9 million, which is expected to be recognized over a weighted average period of 1.6 years through August 2025.

Equity awards

On June 5, 2023, the Company's 2023 Stock Incentive Plan (the "2023 Incentive Plan") was approved by the Company's stockholders and became effective. The 2023 Incentive Plan replaced the Company's 2020 Omnibus Incentive Compensation Plan (the "2020 Incentive Plan"), which had replaced the Company's 2015 Omnibus Incentive Compensation Plan (the "2015

Incentive Plan"), such that no further awards were or will be granted pursuant to the 2020 Incentive Plan and the 2015 Incentive Plan.

With respect to restricted stock awards ("RSAs") granted pursuant to award agreements under the 2023 Incentive Plan, if service terminates for certain specified conditions, all unvested shares of restricted stock may be forfeited. During the period prior to the lapse and removal of the vesting restrictions, a grantee of a RSA will have all the rights of a stockholder, including without limitation, the right to vote and the right to receive dividends or other distributions, if any. Any dividends or other distributions that are declared with respect to the shares of restricted stock will be paid at the time such shares vest. The value of the RSAs on the date of issuance is recognized in Selling, general, and administrative expenses over the vesting period with a corresponding increase to additional paid-in-capital. Beginning in 2023, RSAs granted generally vest in equal annual installments over a three-year period subject to the participants' continued employment with the Company and the terms of the applicable award agreements. RSAs granted prior to 2023 vest 33.3% on the first and second anniversary of the date of grant, and 33.4% on the third anniversary of the date of grant, subject to the participants' continued employment with the Company and the terms of the applicable award agreement.

The following table outlines RSA activity:

	Year ended December 31,					
	2023		2022		2021	
	Number of RSAs (In thousands)	Weighted-average grant date fair value	Number of RSAs (In thousands)	Weighted-average grant date fair value	Number of RSAs (In thousands)	Weighted-average grant date fair value
Unvested at beginning of year	8,616 $	4.40	6,949 $	4.32	5,181 $	3.39
Granted	5,171	1.87	7,427	4.29	4,100	5.29
Vested	(3,910)	4.11	(2,633)	4.63	(1,956)	3.80
Forfeited	(1,421)	3.68	(3,127)	3.75	(376)	4.76
Unvested at end of year	8,456 $	3.09	8,616 $	4.40	6,949 $	4.32

As of December 31, 2023, the aggregate intrinsic value of unvested RSAs was $19.4 million.

Restricted stock units ("RSUs") generally vest in equal annual installments over a three-year period subject to the participants' continued employment with the Company and the terms of the applicable award agreement, and we recognize compensation costs for these awards based on the fair market value of the award as of the grant date.

Performance stock units ("PSUs") are subject to the achievement of certain performance goals over the eligible period and the terms of the applicable award agreement. Compensation cost ultimately recognized for these PSUs will equal the grant-date fair market value of the unit that coincides with the actual outcome of the performance conditions. On an interim basis, we record compensation cost based on the expected level of achievement of the performance conditions.

The following table outlines RSU and PSU activity:

	Year ended December 31,					
	2023		2022		2021	
	Number of RSUs & PSUs (In thousands)	Weighted-average grant date fair value	Number of RSUs & PSUs (In thousands)	Weighted-average grant date fair value	Number of RSUs & PSUs (In thousands)	Weighted-average grant date fair value
Unvested at beginning of year	1,000 $	3.04	2,905 $	4.05	2,513 $	6.28
Granted [a]	332	1.83	332	4.63	2,000	3.04
Vested	(152)	3.04	(1,905)	4.58	(1,576)	6.28
Forfeited and canceled [b]	(999)	2.85	(332)	4.63	(32)	6.28
Unvested at end of year	181 $	1.83	1,000 $	3.04	2,905 $	4.05

[a] There were no RSUs granted during the years ended December 31, 2023, 2022 and 2021.
[b] For the years ended December 31, 2023 and 2022, includes 900 thousand and 332 thousand, respectively, of PSUs canceled since the performance goals were not achieved during the eligible period. There were no PSUs canceled during the year ended December 31, 2021.

As of December 31, 2023, the aggregate intrinsic value of unvested PSUs was $0.4 million.

Stock options

As of December 31, 2023, FIG LLC, the former manager of the Company, held stock options exercisable for 6,068 thousand shares of Common Stock, all of which are exercisable and had a weighted-average grant date fair value, weighted-average exercise price and weighted-average remaining contractual term of $1.78, $13.97 and 4.2 years, respectively.

Cash awards

The Company grants certain employees either long-term cash awards ("LTCAs") or cash performance units ("CPUs"). During 2023, our LTCAs and CPUs were granted during the first quarter, and in the future we anticipate the majority of our LTCAs and CPUs to be granted in the third quarter of our fiscal year. CPUs generally vest and pay out in cash on the third anniversary of the grant date based upon the achievement of threshold goals depending on actual performance against financial objectives over a three-year period. LTCAs generally vest and pay out in cash on the first, second and third anniversaries of the date of grant. As of December 31, 2023, there was approximately $8.9 million of unrecognized compensation expense related to cash awards.

Preferred stock

The Company has authorized 300,000 shares of preferred stock, par value $0.01 per share, issuable in one or more series designated by the Company's Board of Directors, none of which are outstanding. There were no issuances of preferred stock during the year ended December 31, 2023.

Stock repurchase program

On February 1, 2022, the Company's Board of Directors authorized the repurchase of up to $100 million (the "Stock Repurchase Program") of the Company's Common Stock. Repurchases may be made from time to time through open market purchases or privately negotiated transactions, pursuant to one or more plans established pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, or by means of one or more tender offers, in each case, as permitted by securities laws and other legal requirements. The amount and timing of the purchases, if any, will depend on a number of factors, including, but not limited to, the price and availability of the Company's shares, trading volume, capital availability, Company performance and general economic and market conditions. The Stock Repurchase Program may be suspended or discontinued at any time. Further, future repurchases under our Stock Repurchase Program may be subject to various conditions under the terms of our various debt instruments and agreements, unless an exception is available or we obtain a waiver or similar relief.

During the year ended December 31, 2023, we did not repurchase any shares of Common Stock under the Stock Repurchase Program. As of December 31, 2023, the remaining authorized amount under the Stock Repurchase Program was approximately $96.9 million.

Accumulated other comprehensive income (loss)

The following tables summarize the components of, and the changes in, Accumulated other comprehensive income (loss), net of tax:

In thousands	Pension and postretirement benefit plans		Foreign currency translation		Total	
Balance at December 31, 2020	$	40,441	$	9,732	$	50,173
Other comprehensive income (loss) before reclassifications		10,382		(604)		9,778
Amounts reclassified from accumulated other comprehensive income [a] [b]		47		—		47
Net current period other comprehensive income (loss), net of taxes		10,429		(604)		9,825
Balance at December 31, 2021	$	50,870	$	9,128	$	59,998
Other comprehensive loss before reclassifications		(136,352)		(24,008)		(160,360)
Amounts reclassified from accumulated other comprehensive loss [a] [b] [c]		(869)		—		(869)
Net current period other comprehensive loss, net of taxes		(137,221)		(24,008)		(161,229)
Balance at December 31, 2022	$	(86,351)	$	(14,880)	$	(101,231)
Other comprehensive income before reclassifications		22,639		13,683		36,322
Amounts reclassified from accumulated other comprehensive loss [a] [b]		(632)		—		(632)
Net current period other comprehensive income, net of taxes		22,007		13,683		35,690
Balance at December 31, 2023	$	(64,344)	$	(1,197)	$	(65,541)

[a] Accumulated other comprehensive income (loss) component represents amortization of actuarial loss and is included in the computation of net periodic benefit cost. See Note 9 — Pensions and other postretirement benefit plans.

[b] Amounts reclassified from accumulated other comprehensive income (loss) are recorded net of tax impacts of $0.2 million, $0.3 million, and $0.02 million for the years ended December 31, 2023, 2022, and 2021, respectively.

[c] Amounts reclassified from accumulated other comprehensive income (loss) include a net pension settlement gain of $0.7 million ($0.5 million, net of tax) for the year ended December 31, 2022. See Note 9 — Pensions and other postretirement benefit plans.

NOTE 13 — Commitments, contingencies and other matters

Legal proceedings

The Company is and may become involved from time to time in legal proceedings in the ordinary course of its business, including, but not limited to, matters such as libel, invasion of privacy, intellectual property infringement, wrongful termination actions, complaints alleging employment discrimination, and regulatory investigations and inquiries. In addition, the Company is involved from time to time in governmental and administrative proceedings concerning employment, labor, environmental, and other claims. Insurance coverage mitigates potential loss for certain of these matters. Historically, such claims and proceedings have not had a material adverse effect on the Company's consolidated results of operations or financial position.

We are also defendants in judicial and administrative proceedings involving matters incidental to our business. Although the Company is unable to predict with certainty the eventual outcome of any litigation, regulatory investigation or inquiry, in the opinion of management, the Company does not expect its current and any threatened legal proceedings to have a material adverse effect on the Company's business, financial position or consolidated results of operations. Given the inherent unpredictability of these types of proceedings, however, it is possible that future adverse outcomes could have a material effect on the Company's financial results.

On June 20, 2023, the Company filed a civil action against Google LLC and Alphabet Inc. (together, "Google") in the U.S. District Court in the Southern District of New York seeking injunctive relief and damages for the anticompetitive monopolization of advertising technology markets and for deceptive commercial practices. The Company's complaint details more than a dozen anticompetitive and deceptive acts that the Company believes demonstrate Google's unfair control and manipulation of all sides of each online advertising transaction. The Company intends to vigorously pursue this action. However, at this stage, the Company is unable to predict the outcome or impact on its business and financial results. The Company is accounting for this matter as a gain contingency, and will record any such gain in future periods, if and when the contingency is resolved, in accordance with ASC 450, "Contingencies." We do not expect pursuing this lawsuit to be a significant cost to us.

The Company was a defendant in a lawsuit titled Scott O. Sapulpa ("Plaintiff") v. Gannett Co., Inc. in the District Court in the State of Oklahoma. In February 2024, a jury found for the Plaintiff and awarded compensatory damages of $5 million and $20 million in punitive damages. While we cannot predict with certainty the ultimate outcome of this action, the Company intends to seek appellate review of the case. We are currently unable to estimate a range of reasonably possible loss; however, we believe that damages, if any, would be covered by the Company's insurance policies. As a result, we believe the outcome will not have a material impact on the Company's consolidated financial statements.

Other

Purchase obligations

We have future expected purchase obligations, in the normal course of operations, of $256.2 million related to digital licenses and information technology services, printing contracts, professional services, interactive marketing agreements, and other legally binding commitments. Amounts which we are liable for under purchase orders outstanding at December 31, 2023, are reflected in the Consolidated balance sheets as Accounts payable and are excluded from the amounts referred to above.

Self-insurance

We are self-insured for most of our employee medical coverage and for our casualty, general liability, and libel coverage (subject to a cap above which third-party insurance is in place). The liabilities, which are reflected in Accounts payable and Other long-term liabilities in the Consolidated balance sheets, are established on an actuarial basis with the advice of consulting actuaries and totaled $43.1 million and $51.1 million as of December 31, 2023 and 2022, respectively.

NOTE 14 — Segment reporting

We define our reportable segments based on the way the Chief Operating Decision Maker ("CODM"), which is our Chief Executive Officer, manages the operations for purposes of allocating resources and assessing performance. Effective with the fourth quarter of 2023, the Company is reporting financial information for its Newsquest business in a separate segment. Previously, the financial information for this segment was aggregated with Domestic Gannett Media and, together, formed the Gannett Media reportable segment. As a result, the Company has revised its historical disclosures to reflect the new Domestic Gannett Media and Newsquest reportable segments for all years presented. Our reportable segments include the following:

- Domestic Gannett Media is comprised of our portfolio of local, regional, and national newspaper publishers. The results of this segment include Advertising and marketing services revenues from local, classified, and national advertising across multiple platforms, including print, online, mobile, and tablet as well as niche publications, Circulation revenues from home delivery, digital distribution and single copy sales of our publications, and Other revenues, mainly from commercial printing, distribution arrangements, revenues from our events business, digital content syndication and affiliate revenues, and third-party newsprint sales.

- Newsquest is comprised of our portfolio of international newspaper publishers. The results of this segment include Advertising and marketing services revenues from local, classified, and national advertising across multiple platforms, including print, online, mobile, and tablet as well as niche publications, Circulation revenues from home delivery, digital distribution and single copy sales of our publications, and Other revenues, mainly from digital production revenues and commercial printing.

- Digital Marketing Solutions is comprised of our digital marketing services companies under the brand LocaliQ. The results of this segment include Advertising and marketing services revenues through multiple services, including search advertising, display advertising, search optimization, social media, website development, web presence products, customer relationship management, and software-as-a-service solutions.

In addition to the reportable segments above, we have a Corporate and other category that includes activities not directly attributable to a specific reportable segment. This category primarily consists of broad corporate functions, including legal, human resources, accounting, analytics, finance, marketing and technology, as well as other general business costs.

In the ordinary course of business, our reportable segments enter into transactions with one another. While intersegment transactions are treated like third-party transactions to determine segment performance, the revenues and expenses recognized by the segment that is the counterparty to the transaction are eliminated in consolidation and do not affect consolidated results.

The CODM uses Adjusted EBITDA to evaluate the performance of the segments and allocate resources. Adjusted EBITDA is a non-GAAP financial performance measure we believe offers a useful view of the overall operation of our businesses and may be different than similarly-titled measures used by other companies. We define Adjusted EBITDA as Net income (loss) attributable to Gannett before (1) Income tax expense (benefit), (2) Interest expense, (3) Gains or losses on the early extinguishment of debt, (4) Non-operating pension income, (5) Loss on convertible notes derivative, (6) Depreciation and amortization, (7) Integration and reorganization costs, (8) Other operating expenses, including third-party debt expenses and acquisition costs, (9) Asset impairments, (10) Goodwill and intangible impairments, (11) Gains or losses on the sale or disposal of assets, (12) Share-based compensation, and (13) certain other non-recurring charges.

Management considers Adjusted EBITDA to be an important metric to evaluate and compare the ongoing operating performance of our segments on a consistent basis across reporting periods as it eliminates the effect of items that we do not believe are indicative of each segment's core operating performance.

	Year ended December 31,		
In thousands	2023	2022	2021
Revenues:			
Domestic Gannett Media	2,095,853	2,379,806	2,678,117
Newsquest	233,980	234,630	208,618
Digital Marketing Solutions	477,909	468,883	442,299
Corporate and other	6,268	5,440	8,371
Intersegment Eliminations	(150,460)	(143,456)	(129,322)
Total revenues	2,663,550	2,945,303	3,208,083
Adjusted EBITDA:			
Domestic Gannett Media	194,641	207,648	384,933
Newsquest	50,128	40,027	49,040
Digital Marketing Solutions	53,223	57,580	50,960
Corporate and other	(30,309)	(47,972)	(51,221)
Net loss attributable to noncontrolling interests	103	253	1,209
Interest expense	111,776	108,366	135,748
(Gain) loss on early extinguishment of debt	(4,529)	(399)	48,708
Non-operating pension income	(9,382)	(58,953)	(95,357)
Loss on convertible notes derivative	—	—	126,600
Depreciation and amortization	162,622	182,022	203,958
Integration and reorganization costs[a]	24,468	87,974	49,284
Other operating expenses	1,550	1,892	20,952
Asset impairments	1,370	1,056	3,976
(Gain) loss on sale or disposal of assets, net	(40,101)	(6,883)	17,208
Share-based compensation expense	16,567	16,751	18,439
Other items	9,404	2,110	(9,092)
Loss before income taxes	**(6,165)**	**(76,906)**	**(87,921)**
Provision for income taxes	21,729	1,349	48,250
Net loss	**(27,894)**	**(78,255)**	**(136,171)**
Net loss attributable to noncontrolling interests	$ (103) $	(253) $	(1,209)
Net loss attributable to Gannett	**$ (27,791) $**	**(78,002) $**	**(134,962)**

[a] For the years ended December 31, 2023, 2022 and 2021, Integration and restructuring costs mainly reflect severance-related expenses and other restructuring-related expenses, which represent costs for consolidating operations, systems implementation, outsourcing of corporate functions and facility consolidations.

Asset information by segment is not a key measure of performance used by the CODM function. Accordingly, we have not disclosed asset information by segment. Additionally, equity income in unconsolidated investees, net, interest expense, other non-operating items, net, and provision for income taxes, as reported in the Consolidated financial statements, are not part of operating income and are primarily recorded at the corporate level.

NOTE 15 — Subsequent events

On February 15, 2024, the Company decided to relocate its Corporate headquarters from McLean, Virginia to its existing leased office space in New York, New York effective March 31, 2024. The Company will exit, cease use and continue to seek subleases for its leased facility in McLean. As a result of the headquarters relocation, the Company expects to record impairment charges of approximately $45.0 million during the three months ended March 31, 2024 related to the McLean operating lease right-of-use asset and the associated leasehold improvements.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this report. Based on this evaluation, our principal executive officer and our principal financial officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in reports filed or submitted by the Company under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and that information required to be disclosed by the Company is accumulated and communicated to the Company's management to allow timely decisions regarding the required disclosure.

Management's Report on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting and the attestation report of our independent registered public accounting firm on our internal control over financial reporting are set forth in Item 8 of this Annual Report on Form 10-K and are incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

There has been no change in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the Company's fourth quarter of the fiscal year ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

The information captioned "Information Concerning our Director Nominees" under the heading "Proposal No. 1 Election of Directors," the information captioned "Named Executive Officers" under the heading "Compensation Discussion and Analysis," and the information captioned "Statement on Corporate Governance," "Board and Committee Meetings," "Audit Committee," and "Nominating and Corporate Governance Committee" under the heading "Environmental, Social and Governance Matters" in our 2024 proxy statement is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under the headings "Compensation Discussion and Analysis," "Compensation Committee Report," and "CEO Pay Ratio" in our 2024 proxy statement is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information captioned "Equity Compensation Plan Information" under the heading "Compensation Discussion and Analysis" and the information under the heading "Common Stock Ownership of Certain Beneficial Owners and Management" in our 2024 proxy statement is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information captioned "Determination of Director and Director Nominee Independence" under the heading "Environmental, Social and Governance Matters" and the information under the heading "Related Persons Transactions" in our 2024 proxy statement is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information under the heading "Proposal No. 2 Ratification of the Appointment of Grant Thornton LLP as our Independent Registered Public Accounting Firm" in our 2024 proxy statement is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Financial Statements, Financial Statement Schedules and Exhibits.

(1) Financial Statements.

   As listed in the Index to Financial Statements and Supplementary Data on page 78.

(2) Financial Statement Schedules.

   All schedules are omitted as the required information is not applicable or the information is presented in the Consolidated financial statements or related notes.

(3) Exhibits.

Exhibit Number	Exhibit	Location
3.1	Amended and Restated Certificate of Incorporation of the Company.	Incorporated by reference to Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q, filed August 2, 2018.
3.2	Certificate of Amendment to the Amended and Restated Certificate of Incorporation of the Company.	Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed November 20, 2019.
3.3	Certificate of Designation of Series A Junior Participating Preferred Stock of Gannett Co., Inc.	Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed April 7, 2020.
3.4	Certificate of Elimination of the Series A Junior Participating Preferred Stock of Gannett Co., Inc.	Incorporated by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K, filed May 8, 2023.
3.5	Amended and Restated Bylaws of the Company.	Incorporated by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K, filed November 20, 2019.
4.1	Indenture (including Form of Note) with respect to 4.750% Convertible Senior Notes due 2024, dated as of April 9, 2018, between Gannett Co., Inc. and U.S. Bank National Association, as trustee.	Incorporated by reference to Exhibit 4.1 to Legacy Gannett's Current Report on Form 8-K, filed April 9, 2018.
4.2	First Supplemental Indenture, dated as of November 19, 2019, by and among Gannett Co., Inc., New Media Investment Group Inc., and U.S. Bank National Association.	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed November 20, 2019.
4.3	Indenture with respect to 6.000% Convertible Senior Secured Notes due 2027, dated as of November 17, 2020, by and between Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Association, as a Trustee.	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed November 18, 2020.
4.4	First Supplemental Indenture, dated as of December 21, 2020, by and between Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Association, as trustee.	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed December 22, 2020.
4.5	Second Supplemental Indenture, dated as of February 9, 2021, by and between Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Associations, as trustee.	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed February 12, 2021.
4.6	Fourth Supplemental Indenture, dated as of January 31, 2022, by and among Gannett Co., Inc., the Subsidiary Guarantors from time to time party thereto and U.S. Bank National Association, as trustee.	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed February 4, 2022.
4.7	Indenture with respect to 6.000% First Lien Notes due 2026, dated as of October 15, 2021, by and among Gannett Co., Inc., Gannett Holdings LLC, the Guarantors from time to time party thereto, U.S. Bank National Association, as trustee, and U.S. Bank National Association, as collateral agent, registrar, paying agent and authenticating agent.	Incorporated by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K, filed October 18, 2021.

4.8	Description of Securities Registered under Section 12 of the Securities Exchange Act of 1934, as amended.	Filed herewith.
10.1	Credit Agreement, dated as of November 19, 2019, by and among Gannett Co., Inc., Gannett Holdings LLC, each person listed as a guarantor on the signature pages thereto, the lenders from time to time party thereto and Cortland Capital Market Services LLC, as collateral agent and administrative agent.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed November 20, 2019.
10.2	Amendment No. 1, dated as of December 9, 2019, to the Credit Agreement, by and among Gannett Co., Inc., Gannett Holdings LLC, each person listed as a guarantor on the signature pages thereto, the lenders from time to time party thereto and Cortland Capital Market Services LLC, as collateral agent and administrative agent.	Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed May 7, 2020.
10.3	Amendment No. 2, dated as of April 6, 2020, to the Credit Agreement, by and among Gannett Co., Inc., Gannett Holdings LLC, each person listed as a guarantor on the signature pages thereto, the lenders from time to time party thereto and Cortland Capital Market Services LLC, as collateral agent and administrative agent.	Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed May 7, 2020.
10.4	Amendment No. 3, dated as of October 30, 2020, to the Credit Agreement, by and among Gannett Co., Inc., Gannett Holdings LLC, each Guarantor party thereto, the lenders from time to time party thereto and Alter Domus Products Corp., as collateral and administrative agent.	Incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K, filed February 26, 2021.
10.5	Amendment No. 4, dated as of November 17, 2020, to the Credit Agreement, by and among Gannett Co., Inc., Gannett Holdings LLC, each Guarantor party thereto, the Lenders from time to time party thereto and Alter Domus Products Corp., as collateral and administrative agent.	Incorporated by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K, filed November 18, 2020.
10.6	Amendment No. 5, dated as of December 21, 2020, to the Credit Agreement, by and among Gannett Co., Inc., Gannett Holdings LLC, each Guarantor party thereto, the lenders party thereto and Alter Domus Products Corp., as administrative agent and collateral agent.	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed December 22, 2020.
10.7	Registration Rights Agreement, dated as of November 19, 2019, by and among Gannett Co., Inc., FIG LLC and such other persons from time to time party thereto.	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 20, 2019.
10.8	Amendment No. 1 to Registration Rights Agreement, dated as of November 17, 2020, by and among Gannett Co., Inc. and FIG LLC.	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed November 18, 2020.
10.9	Amended and Restated Management and Advisory Agreement, dated August 5, 2019, between New Media Investment Group Inc. and FIG LLC.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 6, 2019.
10.10	Termination Agreement, dated as of December 21, 2020, by and between Gannett Co., Inc. and FIG LLC.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 22, 2020.
10.11	Gannett Co., Inc. 2023 Annual Bonus Plan.*†	Incorporated by reference to Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2023.
10.12	Gannett Co., Inc. 2023 Stock Incentive Plan.*	Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-272656), filed June 15, 2023.

10.13	Form of Gannett Co., Inc. Director Restricted Stock Award Agreement (2023 Stock Incentive Plan)*	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed November 2, 2023.
10.14	2020 Omnibus Incentive Compensation Plan, adopted as of February 26, 2020.*	Incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-K, filed March 2, 2020.
10.15	Amendment No. 1 to 2020 Omnibus Incentive Compensation Plan.*	Incorporated by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K, filed December 28, 2020.
10.16	Form of Nonqualified Stock Option Agreement between New Media Investment Group Inc. and Fortress Operating Entity I LP.*	Incorporated by reference to Exhibit 10.38 of the Company's Annual Report on Form 10-K, filed March 19, 2014.
10.17	Form of Nonqualified Stock Option Agreement between New Media Investment Group Inc. and Fortress Operating Entity I LP.	Attached as Exhibit A to the Amended and Restated Management and Advisory Agreement filed as Exhibit 10.10 hereto.
10.18	Form of Gannett Co., Inc. Director Restricted Stock Award Agreement (2020 Omnibus Incentive Compensation Plan, as amended).*	Incorporated by reference to Exhibit 10.16 to the Company's Annual Report on Form 10-K, filed February 26, 2021.
10.19	Gannett Co., Inc. Form of Employee Restricted Stock Grant Agreement (2020 Omnibus Incentive Compensation Plan, as amended).*	Incorporated by reference to Exhibit 10.17 to the Company's Annual Report on Form 10-K, filed February 26, 2021.
10.20	Form of Gannett Co., Inc. Employee Performance Restricted Stock Unit Grant Agreement (2020 Omnibus Incentive Compensation Plan, as amended).*	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 5, 2022.
10.21	Form of Gannett Co., Inc. Employee Cash Performance Unit Award Agreement (2020 Omnibus Incentive Compensation Plan, as amended).*	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2023.
10.22	Form of Gannett Co., Inc. Employee Restricted Stock Grant Agreement (2020 Omnibus Incentive Compensation Plan, as amended).*	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2023.
10.23	Form of Gannett Co., Inc. Employee Long-Term Cash Award Agreement (2020 Omnibus Incentive Compensation Plan, as amended).*	Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed May 4, 2023.
10.24	2015 Change in Control Severance Plan, as amended and restated as of December 23, 2020.*	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed December 28, 2020.
10.25	Key Employee Severance Plan, as amended and restated as of December 23, 2020.*	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 28, 2020.
10.26	Form of Indemnification Agreement to be entered into by New Media Investment Group Inc. with each of its executive officers and directors.	Incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form 10/A (File No. 001-36097), filed November 8, 2013.
10.27	Offer Letter Agreement, dated March 25, 2020, by and between Gannett Co., Inc. and Douglas E. Horne.*	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed April 6, 2020.
10.28	Offer Letter Agreement, dated December 21, 2020, by and between Gannett Co., Inc. and Michael E. Reed.*	Incorporated by reference to Exhibit 10.50 to the Company's Annual Report on Form 10-K, filed February 26, 2021.
10.29	Gannett Co., Inc. Performance Restricted Stock Unit Grant Agreement between Gannett Co., Inc. and Michael Reed, dated as of January 8, 2021.*	Incorporated by reference to Exhibit 99.1 to the Company's Registration Statement on Form S-8 (Registration No. 333-251972), filed January 8, 2021.
10.30	Amended and Restated Performance Restricted Stock Unit Grant Agreement between Gannett Co., Inc. and Michael Reed, effective as of January 8, 2021.*	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed May 7, 2021.
10.31	Employee Performance Restricted Stock Unit Grant Agreement between Gannett Co., Inc. and Michael Reed, effective as of January 8, 2021.*	Incorporated by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q, filed May 7, 2021.

10.32	Investor Agreement, dated as of November 17, 2020, by and among Gannett Co., Inc., the other Persons signatory thereto and such other Persons, if any, that from time to time become party thereto as Holders.	Incorporated by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K, filed November 18, 2020.
10.33	Credit Agreement, dated as of February 9, 2021, among Gannett Co., Inc., Gannett Holdings LLC, each Guarantor party thereto, the Lenders from time to time party thereto and Citibank, N.A., as collateral and administrative agent.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 12, 2021.
10.34	First Lien Credit Agreement, dated as of October 15, 2021, by and among Gannett Co., Inc., Gannett Holdings LLC, each Guarantor party thereto, the Lenders from time to time party thereto, Citibank, N.A., as collateral agent and administrative agent for the Lenders.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed October 18, 2021.
10.35	Amendment No. 1, dated as of January 31, 2022, to the First Lien Credit Agreement dated as of October 15, 2021, by and among Gannett Co., Inc., Gannett Holdings LLC, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and Citibank N.A., as administrative agent and collateral agent.	Incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K, filed February 4, 2022.
10.36	Amendment No. 2, dated as of March 21, 2022, to the First Lien Credit Agreement dated as of October 15, 2021, as amended, by and among Gannett Co., Inc., Gannett Holdings LLC, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and Citibank N.A., as administrative agent and collateral agent.	Incorporated by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed August 4, 2022.
10.37	Amendment No. 3, dated as of April 8, 2022, to the First Lien Credit Agreement dated as of October 15, 2021, as amended, by and among Gannett Co., Inc., Gannett Holdings LLC, the Guarantors from time to time party thereto, the Lenders from time to time party thereto, and Citibank N.A., as administrative agent and collateral agent.	Incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q, filed August 4, 2022.
16.1	Letter from Ernst & Young LLP to the Securities and Exchange Commission dated March 13, 2023.	Incorporated by reference to Exhibit 16.1 to the Company's Current Report on Form 8-K, filed March 13, 2023.
21.1	List of subsidiaries.	Filed herewith.
23.1	Consent of Ernst & Young LLP.	Filed herewith.
23.2	Consent of Grant Thornton LLP.	Filed herewith.
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.	Filed herewith.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934.	Filed herewith.
32.1	Section 1350 Certification of Principal Executive Officer.	Furnished herewith.
32.2	Section 1350 Certification of Principal Financial Officer.	Furnished herewith.
97.1*	Gannett Co., Inc. Policy for the Recovery of Erroneously Awarded Compensation.	Filed herewith.

| 101 | The following financial information from Gannett Co., Inc. Annual Report on Form 10-K for the year ended December 31, 2023, formatted in Inline XBRL includes: (i) Consolidated Balance Sheets; (ii) Consolidated Statements of Operations and Comprehensive Income (Loss); (iii) Consolidated Statements of Cash Flows; (iv) Consolidated Statements of Equity; and (v) the Notes to Consolidated Financial Statements. | Filed herewith. |
| 104 | Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101). | Filed herewith. |

*   Management contract or compensatory plan or arrangement.

†   Portions of this exhibit have been omitted pursuant to Item 601(b)(10) of Regulation S-K.

We agree to furnish to the Commission, upon request, a copy of each agreement with respect to long-term debt not filed herewith in reliance upon the exemption from filing applicable to any series of debt which does not exceed 10% of our total consolidated assets.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 22, 2024   GANNETT CO., INC. (Registrant)

By: /s/ Douglas E. Horne
     Douglas E. Horne
     Chief Financial Officer
     (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

	Dated: February 22, 2024	/s/ Theodore Janulis
		Theodore Janulis, Director
	Dated: February 22, 2024	/s/ John Jeffry Louis
		John Jeffry Louis, Director
	Dated: February 22, 2024	/s/ Maria Miller
		Maria Miller, Director
	Dated: February 22, 2024	/s/ Michael E. Reed
		Michael E. Reed
		Director, Chairman
Dated: February 22, 2024 /s/ Michael E. Reed	Dated: February 22, 2024	/s/ Debra Sandler
Michael E. Reed		Debra Sandler, Director
Chief Executive Officer and President (principal executive officer)	Dated: February 22, 2024	/s/ Kevin Sheehan
		Kevin Sheehan, Director
Dated: February 22, 2024 /s/ Douglas E. Horne	Dated: February 22, 2024	/s/ Laurence Tarica
Douglas E. Horne Chief Financial Officer (principal financial officer)		Laurence Tarica, Director
	Dated: February 22, 2024	/s/ Barbara Wall
Dated: February 22, 2024 /s/ Cindy Gallagher		Barbara Wall, Director
Cindy Gallagher Chief Accounting Officer (principal accounting officer)	Dated: February 22, 2024	/s/ Amy Reinhard
		Amy Reinhard, Director

Performance Graph

The following graph compares the cumulative total return for our common stock (stock price plus reinvested dividends, if any) with the comparable return of the S&P 600, the Russell 2000, and the S&P 1500 Publishing & Printing index. The graph assumes an investment of $100 in Gannett's common stock and in each of the indices on December 31, 2018, and that all dividends, if any, were reinvested. The past performance of Gannett's common stock is not an indication of future performance.

Gannett Co., Inc.



Total Return Performance
Index Value ($)
250
200
150
100
50
0
Gannett Co., Inc.
Russell 2000 Index
S&P 600 Index
S&P 1500 Publishing & Printing Index
12/31/18
12/31/19
12/31/20
12/31/21
12/31/22
12/31/23

	Period Ending					
Index	**12/31/18**	**12/31/19**	**12/31/20**	**12/31/21**	**12/31/22**	**12/31/23**
Gannett Co., Inc.	100.00	64.59	34.02	53.96	20.55	23.29
Russell 2000 Index	100.00	125.53	150.58	172.90	137.56	160.85
S&P 600 Index	100.00	122.78	136.64	173.29	145.39	168.73
S&P 1500 Publishing & Printing Index	100.00	115.11	138.94	172.08	130.79	174.98

Source: S&P Global Market Intelligence

Board of Directors

Michael E. Reed – Chairman, Chief Executive Officer and President, Gannett Co., Inc.
Kevin M. Sheehan – Lead Director[a], [b], [e] – Chairman, Dave & Buster's Entertainment, Inc.
Theodore P. Janulis[a], [b], [c] – Founder and Principal, Investable Oceans
John Jeffry Louis III[b], [c], [e] – Co-Founder and Former Chairman, Parson Capital Corporation
Maria M. Miller[a], [c], [e] – Former Chief Marketing Officer, Bahamas Paradise Cruise Line
Amy Reinhard[a], [d] – President of Advertising, Netflix, Inc.
Debra A. Sandler[c], [d] – President and Chief Executive Officer, La Grenade Group, LLC
Laurence Tarica[c], [d] – Former President and Chief Operating Officer, Jimlar Corporation
Barbara W. Wall[d] – Former Chief Legal Officer, Gannett Media Corp.

Key:
[a] Member of Audit Committee
[b] Member of Compensation Committee
[c] Member of Nominating and Corporate Governance Committee
[d] Member of Transformation Committee
[e] Member of the Share Repurchase Committee

Corporate Officers

Michael E. Reed – Chief Executive Officer and President
Douglas E. Horne – Chief Financial Officer

Corporate Headquarters

Gannett Co., Inc.
1675 Broadway, 23rd Floor
New York, NY 10019
Tel: 703-854-6000
www.gannett.com

Independent Registered Public Accounting Firm

Grant Thornton LLP
757 Third Avenue
New York, NY 10017

Shareholder Services, Transfer Agent & Registrar

Equiniti Trust Company, LLC
55 Challenger Road, 2nd Floor
Ridgefield Park, NJ 07660
Tel: 800-937-5449

Stock Exchange Listing

Gannett Co., Inc. is listed on the New York Stock Exchange (NYSE:GCI)

Investor Information Services

Gannett Co., Inc.
1675 Broadway, 23rd Floor
New York, NY 10019
Tel: 703-854-3000
Email: investors@gannett.com

Corporate Information

We invite you to learn more about Gannett's business at investors.gannett.com. Our investor relations site includes an electronic version of this report, investor presentations, earnings conference calls, press releases, SEC filings, Company history, and information about the Company's governance and Board of Directors.

GANNETT

Gannett Co., Inc.
1675 Broadway, 23rd Floor
New York, NY 10019
703-854-3000

gannett.com